Exhibit 10.1

Execution Version

CREDIT AGREEMENT

dated as of

December 17, 2025,

among

CDW LLC,

as US Borrower,

CDW FINANCE HOLDINGS LIMITED,

as UK Borrower,

the GUARANTORS Party Hereto,

the LENDERS and ISSUING BANKS Party Hereto,

JPMORGAN CHASE BANK, N.A.,

as the Administrative Agent,

JPMORGAN CHASE BANK, N.A., BOFA SECURITIES, INC.

MIZUHO BANK, LTD. and WELLS FARGO SECURITIES, LLC,

as Joint Lead Arrangers and Bookrunners,

JPMORGAN CHASE BANK, N.A., BANK OF AMERICA, N.A.

MIZUHO BANK, LTD. and WELLS FARGO BANK, N.A.,

as Syndication Agents,

and

BNP PARIBAS, CAPITAL ONE, NATIONAL ASSOCIATION, GOLDMAN SACHS BANK USA,

MORGAN STANLEY SENIOR FUNDING, INC., MUFG BANK, LTD., THE BANK OF NOVA

SCOTIA and U.S. BANK NATIONAL ASSOCIATION,

as Documentation Agents

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SCHEDULES:

Schedule 1.01(a)	—	Disqualified Institutions
Schedule 2.01	—	Commitments
Schedule 2.20	—	Existing Letters of Credit
Schedule 3.06	—	Litigation
Schedule 3.14	—	Subsidiaries
Schedule 5.14	—	Post-Closing Obligations
Schedule 6.01	—	Existing Indebtedness
Schedule 6.02	—	Existing Liens
Schedule 6.03	—	Certain Sale/Leaseback Transactions

EXHIBITS:

Exhibit A	—	Form of Assignment and Assumption
Exhibit B	—	Form of Borrowing Request
Exhibit C	—	Form of Compliance Certificate
Exhibit D	—	Form of Interest Election Request
Exhibit E	—	Form of Solvency Certificate
Exhibit F	—	Form of Additional Guarantor Supplement
Exhibit G	—	Form of Notice of Loan Prepayment
Exhibit H	—	Form of Floorplan Inventory Financing Agreement
Exhibit I	—	Form of U.S. Tax Compliance Certificates

-iv-

CREDIT AGREEMENT dated as of December 17, 2025, among CDW LLC, an Illinois limited liability company (the “US Borrower”), CDW FINANCE HOLDINGS LIMITED, a private limited company incorporated under the laws of England and Wales with company number 05872067, having its registered office address at 3rd Floor One New Change, London, United Kingdom, EC4M 9AF (the “UK Borrower” and, together with the US Borrower, the “Borrowers”), the GUARANTORS party hereto, the LENDERS and ISSUING BANKS party hereto, JPMORGAN CHASE BANK, N.A., as the Administrative Agent, and WELLS FARGO COMMERCIAL DISTRIBUTION FINANCE, LLC (“Wells Fargo CDF”), as Floorplan Funding Agent (as defined herein).

The parties hereto agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“ABR” means, when used in reference to any Loan or Borrowing, whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

“Accepting Lender” has the meaning specified in Section 2.18(a).

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged, consolidated, amalgamated or otherwise combined with or into or becomes a subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, or to provide all or any portion of the funds or credit support utilized in connection with, such other Person merging, consolidating, amalgamating or otherwise combining with or into or becoming a subsidiary of, such specified Person; provided, however, that any Indebtedness of such acquired Person that is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person merges, consolidates, amalgamates or otherwise combines with or into or becomes a subsidiary of such Person shall not be considered to be Acquired Debt; and

(2) Indebtedness secured by an existing Lien encumbering any asset acquired by such specified Person.

“Acquisition” means any acquisition, or series of related acquisitions (including pursuant to any amalgamation, merger, consolidation or combination), of property that constitutes (a) assets comprising all or substantially all of a division, business or operating unit or product line of any Person or (b) all or substantially all of the Equity Interests in a Person.

“Acquisition Indebtedness” means any Indebtedness of the US Borrower or any Subsidiary that has been incurred for the purpose of financing, in whole or in part, an Acquisition and any related transactions (including for the purpose of refinancing or replacing all or a portion of any related bridge facilities or any pre-existing Indebtedness of the Persons or assets to be acquired); provided that either (x) the release of the proceeds thereof to the US Borrower and the Subsidiaries is contingent upon the substantially simultaneous consummation of such Acquisition (and, if the definitive agreement for such Acquisition is terminated prior to the consummation of such Acquisition, or if such Acquisition is otherwise not consummated by the date specified in the definitive documentation evidencing, governing the rights of the holders of or otherwise relating to such Indebtedness, then, in each case, such proceeds are, and pursuant to the terms of such definitive documentation are required to be, promptly applied to satisfy and discharge all obligations of the US Borrower and the Subsidiaries in respect of such Indebtedness) or (y) such Indebtedness contains a “special mandatory redemption” provision (or a similar provision) if such Acquisition is not consummated by the date specified in the definitive documentation evidencing, governing the rights of the holders of or otherwise relating to such indebtedness (and, if the definitive agreement for such Acquisition is terminated prior to the consummation of such Acquisition or such Acquisition is otherwise not consummated by the date so specified, such Indebtedness is, and pursuant to such “special mandatory redemption” (or similar) provision is required to be, redeemed or otherwise satisfied and discharged promptly after such termination or such specified date, as the case may be).

“Additional Guarantor Supplement” has the meaning specified in Section 10.01.

“Additional Lender” has the meaning specified in Section 2.21(a).

“Adjusted EURIBOR Rate” means, with respect to any Term Benchmark Borrowing denominated in Euros for any Interest Period, an interest rate per annum equal to (a) the EURIBOR Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate; provided that if the Adjusted EURIBOR Rate as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor for the purposes of this Agreement.

“Adjusted Term CORRA Rate” means, with respect to any Term Benchmark Loan denominated in Canadian Dollars for any Interest Period, an interest rate per annum equal to (a) Term CORRA for such calculation plus (b) 0.29547% for a one-month Interest Period or 0.32138% for a three-month Interest Period; provided that if Adjusted Term CORRA Rate as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor for the purposes of this Agreement.

“Administrative Agent” means JPMorgan (or any of its designated branch offices or affiliates), in its capacity as the administrative agent hereunder and under the other Loan Documents.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” means, with respect to a specified Person, another Person that directly or indirectly Controls, is Controlled by or is under common Control with the Person specified.

“Agent Fee Letter” means the Arrangement Fee Letter, dated November 25, 2025, between the US Borrower and JPMorgan Chase Bank, N.A.

“Aggregate Revolving Commitment” means the sum of the Revolving Commitments of all the Revolving Lenders.

“Aggregate Revolving Exposure” means the sum of the Revolving Exposures of all the Revolving Lenders.

“Agreement” means this Credit Agreement.

“Agreed Currency” or “Agreed Currencies” means Dollars and each Alternative Currency.

“Alternate Base Rate” means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 1⁄2 of 1.00% per annum and (c) the Term SOFR Rate for a one month Interest Period as published two U.S. Government Securities Business Days prior to such day (or if such day is not a U.S. Government Securities Business Day, the immediately preceding U.S. Government Securities Business Day) plus 1.00% per annum; provided that for the purpose of this definition, the Term SOFR Rate on any day shall be based on the Term SOFR Reference Rate at approximately 5:00 a.m., Chicago time, on such day (or any amended publication time for the Term SOFR Reference Rate, as specified by the CME Term SOFR Administrator in the Term SOFR Reference Rate methodology). Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or the Term SOFR Rate shall be effective from and including the effective date of such change in the Prime Rate, the Federal Funds Effective Rate or the Term SOFR Rate, respectively. If the Alternate Base Rate is being used as an alternate rate of interest pursuant to Section 2.11 hereof (for the avoidance of doubt, only until the Benchmark Replacement has been determined pursuant to Section 2.11(b)), then the Alternate Base Rate shall be the greater of clauses (a) and (b) above and shall be determined without reference to clause (c) above. For the avoidance of doubt, if the Alternate Base Rate as determined pursuant to the foregoing would be less than 1.00%, such rate shall be deemed to be 1.00% for purposes of the Agreement.

“Alternative Currency” means Sterling, Euros and Canadian Dollars.

“Anniversary Date” has the meaning specified in Section 2.18.

“Anti-Corruption Laws” means the United States Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§ 78dd-1, et seq., the UK Bribery Act 2010, UK Terrorism Act 2000 and UK Proceeds of Crime Act 2002, and all other equivalent laws, rules, and regulations of any jurisdiction applicable to the US Borrower or any of its Affiliates from time to time concerning or relating to bribery, corruption or money laundering.

“Applicable Creditor” has the meaning specified in Section 9.17.

“Applicable Floorplan Loan Exposure Fee Percentage” means, with respect to the Floorplan Loan Exposure Fee contemplated in Section 2.09(e), the applicable percentage per annum set forth below, based upon average daily Floorplan Utilization for the most recent calendar quarter, as calculated by the Administrative Agent as of the last day of such calendar quarter:

Average Daily Floorplan Utilization	Applicable Floorplan Loan Exposure Fee Percentage
> 30%	0.750%

≤ 30%	0.625%

“Applicable Issuing Bank” means, with respect to any Letter of Credit, the Issuing Bank that has issued or shall issue such Letter of Credit, and with respect to any LC Disbursement, the Issuing Bank that has made such LC Disbursement.

“Applicable Parties” has the meaning specified in Article VIII.

“Applicable Rate” means, for any day, with respect to any Loan that is an ABR Loan, a RFR Loan or a Term Benchmark Loan or with respect to the Revolving Commitment Fees, the applicable rate per annum set forth below under the applicable caption “ABR Spread”, “Canadian Prime Rate Spread”, “RFR Spread” or “Term Benchmark Spread” or “Revolving Commitment Fee Rate”, as the case may be, based upon the Senior Unsecured Ratings in effect on such date.

Senior Unsecured Ratings (S&P/Moody’s/Fitch)	ABR Spread or Canadian Prime Rate Spread (per annum)	RFR Spread or Term Benchmark Spread (per annum)	Revolving Commitment Fee Rate (per annum)
Level 1 BBB+/Baa1/BBB+ or above	0.000%	1.000%	0.125%
Level 2 BBB/Baa2/BBB	0.125%	1.125%	0.150%
Level 3 BBB-/Baa3/BBB-	0.250%	1.250%	0.175%
Level 4 BB+/Ba1/BB+	0.625%	1.625%	0.225%
Level 5 BB/Ba2/BB or below	0.750%	1.750%	0.250%

For purposes of the foregoing, (a) if any Rating Agency shall not have in effect a Senior Unsecured Rating (other than by reason of the circumstances referred to in the last sentence of this paragraph), then (i) if only one Rating Agency shall not have in effect a Senior Unsecured Rating, the Level then in effect shall be determined by reference to the remaining two effective Senior Unsecured Ratings, (ii) if two Rating Agencies shall not have in effect a Senior Unsecured Rating, one of such Rating Agencies shall be deemed to have in effect a Senior Unsecured Rating in Level 5 and the Level then in effect shall be determined by reference to such deemed Senior Unsecured Rating and the remaining effective Senior Unsecured Rating and (iii) if no Rating Agency shall have in effect a Senior Unsecured Rating, then Level 5 shall apply, (b) if the Senior Unsecured Ratings in effect or deemed to be in effect shall fall within different Levels, then (i) if three Senior Unsecured Ratings are in effect, then either (x) if two of the three Senior Unsecured Ratings are in the same Level, such Level shall apply or (y) if all three of the Senior Unsecured Ratings are in different Levels, then the Level corresponding to the middle Senior Unsecured Rating shall apply and (ii) if only two Senior Unsecured Ratings are in effect or deemed to be in effect, the Level then in effect shall be based on the higher of the two Senior Unsecured Ratings unless one of the two Senior Unsecured Ratings is two or more Levels lower than the other, in which case the Level then in effect shall be determined by reference to the Level next below that of the higher of the two Senior Unsecured Ratings, and (c) if the Senior Unsecured Ratings established or deemed to have been established by any Rating Agency shall be changed (other than as a result of a change in the rating system of such Rating Agency), such change shall be effective as of the date that is three Business Days following the date on which it is first publicly announced by such Rating Agency, irrespective of when notice of such change shall have been furnished by the US Borrower to the Administrative Agent and the Lenders pursuant to this Agreement or otherwise. Each change in the Applicable Rate for any change in Senior Unsecured Ratings shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change. If the rating system of any Rating Agency shall change, or if any

Rating Agency shall cease to be in the business of rating corporate debt obligations, the US Borrower and the Lenders shall negotiate in good faith to amend this definition to reflect such changed rating system or the unavailability of a Senior Unsecured Rating from such Rating Agency and, pending the effectiveness of any such amendment, the Applicable Rate shall be determined by reference to the Senior Unsecured Rating of such Rating Agency most recently in effect prior to such change or cessation.

“Approved Borrower Portal” has the meaning specified in Article VIII.

“Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in commercial loans and similar extensions of credit in the ordinary course of its activities and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Arrangers” means JPMorgan, BofA Securities, Inc., Mizuho Bank, Ltd. and Wells Fargo Securities, LLC in their capacities as joint lead arrangers and bookrunners.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee, with the consent of any Person whose consent is required by Section 9.04, and accepted by the Administrative Agent, in the form of Exhibit A or any other form approved by the Administrative Agent.

“Assumption Agreement” has the meaning specified in Section 6.04(a).

“Attributable Debt” means, with respect to any Sale/Leaseback Transaction, the present value (discounted at the rate set forth or implicit in the terms of the lease included in such Sale/Leaseback Transaction) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights) during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended). In the case of any lease that is terminable by the lessee upon payment of a penalty, the Attributable Debt shall be the lesser of the Attributable Debt determined assuming termination on the first date such lease may be terminated (in which case the Attributable Debt shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the Attributable Debt determined assuming no such termination.

“Available Revolving Commitment” means, at any time, the aggregate Revolving Commitments then in effect minus the sum of (a) the outstanding principal amount of Revolving Loans (but excluding Swingline Loans) of all Revolving Facility Lenders at such time plus (b) the LC Exposure of all Revolving Facility Lenders at such time plus (c) the Floorplan Loan Exposure in effect at such time.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark for any Agreed Currency, as applicable, any tenor for such Benchmark (or component thereof) or payment period for interest calculated with reference to such Benchmark (or component thereof), as applicable, that is or may be used for determining the length of an Interest Period for any term rate or otherwise, for determining any frequency of making payments of interest calculated pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to clause (e) of Section 2.11.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, rule, regulation or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bank Levy” means any amount payable by any Recipient or any of its Affiliates on the basis of, or in relation to, its balance sheet or capital base or any part of that person or its liabilities or minimum regulatory capital or any combination thereof, including, without limitation, the UK bank levy as set out in the Finance Act 2011, and any other levy or tax in any jurisdiction levied on a similar basis or for a similar purpose or any financial activities taxes (or other taxes) of a kind contemplated in the European Commission consultation paper on financial sector taxation dated 22 February 2011 or the Single Resolution Mechanism established by EU Regulation n 806/2014 of July 15, 2014 which has been enacted or which has been formally announced as proposed as at the date of this Agreement or (if applicable) in respect of any new Lender, as at the date that new Lender accedes as a new Lender to this Agreement.

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy,” as now and hereafter in effect, or any successor statute.

“Bankruptcy Event” means, with respect to any Person, that such Person has become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, liquidator, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with the reorganization or liquidation of its business appointed for it, or, in the good faith determination of the Administrative Agent, has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in, any such proceeding or appointment (unless, in the case of any such Person that is a Lender hereunder, a Borrower, the Administrative Agent, the Issuing Banks, the Swingline Lender and the Floorplan Funding Agent shall be satisfied that such Lender intends, and has all approvals required to enable it, to continue to perform its obligations as a Lender hereunder); provided that a Bankruptcy Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority; provided, however, that such ownership interest does not result in or provide such Person with immunity from the jurisdiction of courts within the United States of America or from the enforcement of judgments or writs of attachment on its assets or permit such Person (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any agreements made by such Person.

“Benchmark” means, initially, with respect to any (i) Term Benchmark Loan, the Relevant Rate for such Agreed Currency or (ii) RFR Loan in any Agreed Currency, the applicable Relevant Rate for such Agreed Currency; provided that if a Benchmark Transition Event, and the related Benchmark Replacement Date have occurred with respect to the applicable Relevant Rate or the then-current Benchmark for such Agreed Currency, as applicable, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (b) of Section 2.11.

“Benchmark Replacement” means, for any Available Tenor, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(1) in the case of any Loan denominated in Dollars, the Daily Simple RFR for Dollars;

(2) in the case of any Loan denominated in Canadian Dollars, the Daily Simple RFR for Canadian Dollars;

(3) in the case of any Loan denominated in Euros, the sum of (a) the Daily Simple ESTR and (b) the related Benchmark Replacement Adjustment; or

(4) the sum of: (a) the alternate benchmark rate that has been selected by the Administrative Agent and the applicable Borrower as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for syndicated credit facilities denominated in the applicable Agreed Currency at such time in the United States and (b) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined pursuant to clause (1), (2), (3) or (4) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the US Borrower for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date and/or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for syndicated credit facilities denominated in the applicable Agreed Currency at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement and/or any Term Benchmark Loan, any technical, administrative or operational changes (including changes to the definition of “Alternate Base Rate,” the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “RFR Business Day,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent (in consultation with the US Borrower) decides may be appropriate to reflect the adoption and implementation of such Benchmark and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides (in consultation with the US Borrower) that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark exists, in such other manner of administration as the Administrative Agent decides (in consultation with the US Borrower) is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Benchmark Replacement Date” means, with respect to any Benchmark, the earliest to occur of the following events with respect to such then-current Benchmark:

(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event”, the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(2) in the case of clause (3) of the definition of “Benchmark Transition Event”, the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be no longer representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (3) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (1) or (2) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means, with respect to any Benchmark, the occurrence of one or more of the following events with respect to such then-current Benchmark:

(1) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(2) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the NYFRB, the CME Term SOFR Administrator, the CORRA Administrator, the central bank for the Agreed Currency applicable to such Benchmark, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), in each case, which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means, with respect to any Benchmark, the period (if any) (x) beginning at the time that a Benchmark Replacement Date pursuant to clauses (1) or (2) of that definition has occurred if, at such time, no Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.11 and (y) ending at the time that a Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.11.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in and subject to Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“Board of Governors” means the Board of Governors of the Federal Reserve System of the United States of America.

“Borrower Communications” means, collectively, any borrowing request, interest election request, notice of prepayment, notice requesting the issuance, amendment or extension of a Letter of Credit or other notice, demand, communication, information, document or other material provided by or on behalf of the Borrower pursuant to any Loan Document or the transactions contemplated therein which is distributed by the Borrower to the Administrative Agent through an Approved Borrower Portal.

“Borrowers” has the meaning specified in the Preamble.

“Borrowing” means (a) Loans of the same Class and Type made, converted or continued on the same date and, in the case of Term Benchmark Loans, as to which a single Interest Period is in effect and (b) a Swingline Loan.

“Borrowing Request” means a request by a Borrower for a Borrowing in accordance with Section 2.03, which shall be, in the case of any such written request, in the form of Exhibit B or any other form approved by the Administrative Agent.

“Bundled Solutions” means sales and/or leasing by the US Borrower, its Subsidiaries and third parties in the ordinary course of business of equipment together with items invoiced on a subscription basis including (but not limited to) software and services relating to such equipment, including fixed, tiered, usage-based or periodic true-up charges associated with such subscriptions, provided by the US Borrower, its Subsidiaries and such third parties under a combined invoice pursuant to which the proceeds from such invoice (including proceeds belonging to third parties) (a) are collected by the US Borrower, its Subsidiaries or such third parties and comingled with other collections of the US Borrower, its Subsidiaries or such third parties, (b) are directed into a segregated deposit account or trust account or (c) are collected pursuant to an arrangement with a financial institution or such third party.

“Business Day” means, as applicable, (a) any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed, (b) in relation to Revolving Loans and Letters of Credit to the UK Borrower, any day (other than a Saturday or a Sunday) on which banks are open for business in London, (c) in relation to Revolving Loans denominated in Euros and in relation to the calculation or computation of EURIBOR, any day which is a TARGET Day, (d) in relation to RFR Loans and any interest rate settings, fundings, disbursements, settlements or payments of any such RFR Loan, or any other dealings in the applicable Agreed Currency of such RFR Loan, any such day that is only an RFR Business Day, (e) in relation to RFR Loans bearing interest based on Daily Simple ESTR and in relation to the calculation or computation of ESTR, any day which is a TARGET Day and (f) in relation to Loans denominated in Canadian Dollars and in relation to the calculation or computation of CORRA or the Canadian Prime Rate, any day (other than a Saturday or a Sunday) on which banks are open for business in Toronto, Canada; provided that in addition to the foregoing, a Business Day shall be (i) in relation to RFR Loans and any interest rate settings, fundings, disbursements, settlements or payments of any such RFR Loan, or any other dealings of such RFR Loan, any such day that is only a RFR Business Day, and (ii) in relation to Loans referencing the Term SOFR Rate and any interest rate settings, fundings, disbursements, settlements or payments of any such Loans referencing the Term SOFR Rate or any other dealings of such Loans referencing the Term SOFR Rate, any such day that is only a U.S. Government Securities Business Day.

“Canadian Dollars” or “C$” means dollars in lawful currency of Canada.

“Canadian Prime Rate” means, on any day, the rate determined by the Administrative Agent to be the rate equal to the PRIMCAN Index rate that appears on the Bloomberg screen at 10:15 a.m. Toronto time on such day (or, in the event that the PRIMCAN Index is not published by Bloomberg, any other information services that publishes such index from time to time, as selected by the Administrative Agent in its reasonable discretion); provided that if any the above rates shall be less than the Floor, such rate shall be deemed to be the Floor for purposes of this Agreement. Any change in the Canadian Prime Rate due to a change in the PRIMCAN Index shall be effective from and including the effective date of such change in the PRIMCAN Index.

“Canadian Prime Rate Borrowing” means, as to any Borrowing, the Canadian Prime Rate Loans comprising such Borrowing.

“Canadian Prime Rate Loan” means a Loan that bears interest at a rate based on the Canadian Prime Rate.

“Cash Equivalents” means:

(a) Dollars, Canadian Dollars, Euros and Sterling;

(b) in the case of the US Borrower or a Subsidiary, such local currencies held by them from time to time in the ordinary course of business;

(c) securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(d) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus of not less than $250,000,000 in the case of U.S. banks and $100,000,000 (or the Dollar Equivalent as of the date of determination) in the case of non-U.S. banks;

(e) repurchase obligations for underlying securities of the types described in clauses (c) and (d) entered into with any financial institution meeting the qualifications specified in clause (d) above;

(f) commercial paper rated at least P-2 by Moody’s or at least A-2 by S&P and in each case maturing within 24 months after the date of creation thereof;

(g) marketable short-term money market and similar securities having a rating of at least P-1 or A-1 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

(h) investment funds investing 95% of their assets in securities of the types described in clauses (a) through (g) above;

(i) readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition;

(j) [reserved];

(k) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA (or the equivalent thereof) or better by S&P or Aaa (or the equivalent thereof) or better by Moody’s;

(l) shares of investment companies that are registered under the Investment Company Act of 1940 and substantially all the investments of which are one or more of the types of securities described in clauses (a) through (k) above; and

(m) in the case of any Foreign Subsidiary, investments of comparable tenure and credit quality to those described in the foregoing clauses (a) through (l) or other high quality short term in-vestments, in each case, customarily utilized in countries in which such Foreign Subsidiary operates for short term cash management purposes.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (a) and (b) above, provided that such amounts are converted into any currency listed in clause (a) and (b) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Cash Management Obligations” means Obligations under any facilities or services related to cash management, including treasury, depository, overdraft, credit or debit card, automated clearing house fund transfer services, purchase card, electronic funds transfer (including non-card e-payables services) and other cash management arrangements and commercial credit card and merchant card services.

“Cash Netting Amount” means the aggregate amount of Cash and Cash Equivalents (other than Restricted Cash), in each case, included on the consolidated balance sheet of the US Borrower and its Subsidiaries as of such date in an aggregate amount not to exceed $350,000,000.

“Cash Pooling Arrangements” means a deposit account arrangement among a single depository institution, the US Borrower and one or more Foreign Subsidiaries involving the pooling of cash deposits in and overdrafts in respect of one or more deposit accounts (each located outside of the United States and any States and territories thereof) with such institution by the US Borrower and such Foreign Subsidiaries for cash management purposes.

“CBR Loan” means a Revolving Loan that bears interest at a rate determined by reference to the Central Bank Rate.

“CBR Spread” means the Applicable Rate, applicable to such Revolving Loan that is replaced by a CBR Loan.

“Central Bank Rate” means, (A) the greater of (i) for any Revolving Loan denominated in (a) Sterling, the Bank of England (or any successor thereto)’s “Bank Rate” as published by the Bank of England (or any successor thereto) from time to time, (b) Euro, one of the following three rates as may be selected by the Administrative Agent in its reasonable discretion: (1) the fixed rate for the main refinancing operations of the European Central Bank (or any successor thereto), or, if that rate is not published, the minimum bid rate for the main refinancing operations of the European Central Bank (or any successor thereto), each as published by the European Central Bank (or any successor thereto) from time to time, (2) the rate for the marginal lending facility of the European Central Bank (or any successor thereto), as published by the European Central Bank (or any successor thereto) from time to time or (3) the rate for the deposit facility of the central banking system of the Participating Member States, as published by the European Central Bank (or any successor thereto) from time to time and (c) any other Alternative Currency, a central bank rate as determined by the Administrative Agent in its reasonable discretion in consultation with the US Borrower and (ii) the Floor; plus (B) the applicable Central Bank Rate Adjustment.

“Central Bank Rate Adjustment” means, for any day, for any Revolving Loan denominated in (a) Euro, a rate equal to the difference (which may be a positive or negative value or zero) of (i) the average of the Adjusted EURIBOR Rate for the five most recent Business Days preceding such day for which the EURIBOR Screen Rate was available (excluding, from such averaging, the highest and the lowest Adjusted EURIBOR Rate applicable during such period of five Business Days) minus (ii) the Central Bank Rate in respect of Euro in effect on the last Business Day in such period, (b) Sterling, a rate equal to the difference (which may be a positive or negative value or zero) of (i) the average of Daily Simple RFR for Sterling Borrowings for the five most recent RFR Business Days preceding such day for which SONIA was available (excluding, from such averaging, the highest and the lowest such Daily Simple RFR applicable during such period of five RFR Business Days) minus (ii) the Central Bank Rate in respect of Sterling in effect on the last RFR Business Day in such period and (c) any other Alternative Currency, a Central Bank Rate Adjustment, to the extent relevant, as determined by the Administrative Agent in its reasonable discretion in consultation with the US Borrower. For purposes of this definition, (x) the term Central Bank Rate shall be determined disregarding clause (B) of the definition of such term and (y) each of the EURIBOR Rate on any day shall be based on the EURIBOR Screen Rate on such day at approximately the time referred to in the definition of such term for deposits in the applicable Agreed Currency for a maturity of one month.

“Change in Control” shall be deemed to have occurred if (a) any Person or group of Persons (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 as in effect on the date hereof, but excluding any employee benefit plan of the US Borrower and its Subsidiaries, and any Person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan), shall have acquired beneficial ownership (within the meaning of Section 13(d) or 14(d) of the Exchange Act and the applicable rules and regulations thereunder) of more than 40% of the outstanding Voting Shares in the US Borrower, (b) a “change in control” (or similar event, however denominated), under and as defined in any indenture, credit agreement or other agreement or instrument evidencing, governing the rights of the holders of or otherwise relating to any Material Indebtedness of the US Borrower or any Subsidiary, shall have occurred with respect to the US Borrower, (c) Holdings shall directly or indirectly own, beneficially and of record, less than 100% of the issued and outstanding Equity Interests of the US Borrower or (d) at any time prior to the UK Commitment Termination Date, US Borrower shall directly or indirectly own, beneficially and of record, less than 100% of the issued and outstanding Equity Interests of the UK Borrower.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith or in the implementation thereof and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted, promulgated or issued or implemented.

“Charges” has the meaning specified in Section 9.13.

“Class”, when used in reference to (a) any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Initial Term Loans, Incremental Terms Loans, Revolving Loans or Incremental Revolving Loans, (b) any Commitment, refers to whether such Commitment is an Initial Term Loan Commitment, Incremental Term Loan Commitment, Revolving Commitment or Incremental Revolving Commitment and (c) any Lender, refers to whether such Lender has a Loan or Commitment of a particular Class.

“CME Term SOFR Administrator” means CME Group Benchmark Administration Limited as administrator of the forward-looking term Secured Overnight Financing Rate (SOFR) (or a successor administrator).

“Code” means the U.S. Internal Revenue Code of 1986.

“Commitment” means a Revolving Commitment or Term Loan Commitment, or any combination thereof (as the context requires).

“Communications” means, collectively, any notice, demand, communication, information, document or other material provided by or on behalf of the US Borrower pursuant to any Loan Document or the transactions contemplated therein that is distributed by the Administrative Agent, any Issuing Bank or any Lender by means of electronic communications pursuant to Section 9.01, including through the Platform.

“Compliance Certificate” means a Compliance Certificate substantially in the form of Exhibit C or any other form approved by the Administrative Agent and the US Borrower in their reasonable discretion.

“Consolidated Depreciation and Amortization Expense” means, with respect to any Person, for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees and amortization of unrecognized prior service costs and actuarial gains and losses related to pensions and other post-employment benefits, of such Person and its subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person and its subsidiaries for such period:

(a) increased (without duplication) by:

(i) provision for taxes based on income or profits or capital (or any alternative tax in lieu thereof), including, without limitation, payroll taxes related to compensation, foreign, state, franchise and similar taxes and foreign withholding taxes of such Person and such subsidiaries paid or accrued during such period deducted (and not added back) in computing Consolidated Net Income, including payments made pursuant to any tax sharing agreements or arrangements among the US Borrower, its Subsidiaries and any direct or indirect parent company of the US Borrower (so long as such tax sharing payments are attributable to the operations of the US Borrower and its Subsidiaries); plus

(ii) Fixed Charges of such Person and such subsidiaries for such period to the extent the same was deducted (and not added back) in calculating such Consolidated Net Income; plus

(iii) Consolidated Depreciation and Amortization Expense of such Person and such subsidiaries for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(iv) any fees, costs, commissions, expenses or other charges (other than Consolidated Depreciation and Amortization Expense but including the effects of purchase accounting adjustments) related to the Transactions, any issuance of Equity Interests, investment, acquisition, disposition, dividend or similar restricted payment, recapitalization or the incurrence, repayment, amendment or modification of Indebtedness permitted to be incurred under this Agreement (including a refinancing thereof), any charges or non-recurring merger or acquisition-related costs or any restructuring, transformation, business-optimization, integration or other similar one-time charges or reserves, incurred during such period (in each case whether or not successful), including (w) signing, severance, retention and relocation costs, systems establishment costs, costs related to the start-up, closure, relocation or consolidation of facilities, divisions or lines of business, contract termination costs, loss from discontinued operations, business interruption costs and loss on disposal of a Subsidiary, (x) any expensing of bridge, commitment or other financing fees, (y) any such fees, costs (including call premium), commissions, expenses or other charges related to any amendment or other modification of the Loan Documents and the Senior Notes and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility, and, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(v) any other non-cash charges, expenses or losses including any write offs or write downs and any non-cash expense relating to the vesting of warrants, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA in such future period to the extent paid, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(vi) the amount of loss on sale of receivables and related assets, including without limitation to any Receivables Subsidiary in connection with a Receivables Facility, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(vii) (A) non-cash compensation or other expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights and (B) other costs or expenses deducted (and not added back) in computing Consolidated Net Income pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the US Borrower or net cash proceeds of an issuance of Equity Interest of the US Borrower (other than Disqualified Stock); plus

(viii) any adjustments (including pro forma adjustments) of the type reflected in any quality of earnings report made available to the Administrative Agent and prepared by accounting, appraisal or investment banking firm or consultant, in each case of nationally recognized standing that is, in the good faith determination of the US Borrower, qualified to perform the task for which it has been engaged or otherwise reasonably acceptable to the Administrative Agent (which shall include any of the “Big Four” accounting firms, BDO, Alvarez & Marsal, FTI and Grant Thornton); provided that the aggregate amount added pursuant to this clause (viii) and clause (ix) for any period (together with the amount of Pro Forma Adjustments taken under Section 1.04) shall not exceed an amount equal to the greater of (x) $260,000,000 and (y) 15% of Consolidated EBITDA of the US Borrower for the period of four consecutive fiscal quarters most recently ended prior to the determination date (calculated after giving effect to any adjustments pursuant to this clause (viii), clause (ix) or pursuant to Section 1.04);

(ix) the amount of cost savings and synergies projected by the US Borrower in good faith to be realizable during such period as a result of actions taken, committed to be taken or expected to be taken in connection with any acquisition or investment or disposition by the US Borrower or any Subsidiary, any restructuring, operational initiatives, business optimization, operational or technology improvements and including “run rate” cost savings and synergies from any such initiatives (calculated on a pro forma basis as though such cost savings or synergies had been realized on the first day of such period), in each case as a result of actions taken, committed to be taken or expected to be taken in connection with any such transaction or initiative by the US Borrower or any Subsidiary, net of the amount of actual benefits realized during such period that are otherwise included in the calculation of Consolidated EBITDA from such actions; provided that (A) such cost savings and synergies are reasonably identifiable and factually supportable and (B) such actions are taken, committed to be taken or expected to be taken within 18 months after the consummation or commencement, as applicable, of any change that is expected to result in such cost savings or synergies and (C) the aggregate amount added pursuant to this clause (ix) and clause (viii) for any period (together with the amount of Pro Forma Adjustments taken under Section 1.04) shall not exceed an amount equal to the greater of (x) $260,000,000 and (y) 15% of Consolidated EBITDA of the US Borrower for the period of four consecutive fiscal quarters most recently ended prior to the determination date (calculated after giving effect to any adjustments pursuant to this clause (ix), clause (viii) or pursuant to Section 1.04); plus

(x) any net after-tax non-recurring, extraordinary, exceptional, infrequent or unusual gains or losses (less all fees and expenses relating thereto), special items or expenses (including, for the avoidance of doubt, fees, costs, expenses and other charges attributable to, and payments of, actual or prospective litigation, legal settlements, fines, judgments or orders, including any appeal or surety bonds related thereto); plus

(xi) to the extent covered by insurance and actually reimbursed or otherwise paid, or, so long as the US Borrower has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed or otherwise paid by the insurer and only to the extent that such amount is (A) not denied by the applicable carrier in writing within 180 days and (B) in fact reimbursed or otherwise paid within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed or otherwise paid within such 365 days), expenses with respect to liability or casualty events and expenses or losses relating to business interruption and responding to, mitigating, or remediating cybersecurity or data privacy incidents; plus

(xii) expenses to the extent covered by contractual indemnification or refunding provisions in favor of the US Borrower or a Subsidiary and actually paid or refunded, or, so long as the US Borrower has made a determination that there exists reasonable evidence that such amount will in fact be paid or refunded by the indemnifying party or other obligor and only to the extent that such amount is (A) not denied by the applicable indemnifying party or obligor in writing within 90 days and (B) in fact reimbursed within 180 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within such 180 days); plus

(xiii) any non-cash increase in expenses (A) resulting from the revaluation of inventory (including any impact of changes to inventory valuation policy methods including changes in capitalization of variances) or (B) due to purchase accounting associated with any future acquisitions; plus

(xiv) the amount of loss from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments; plus

(xv) cash receipts (or any netting arrangements resulting in reduced cash expenditures) not included in the calculation of Consolidated Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of Consolidated EBITDA pursuant to clause (b) below for any previous period and not added back;

(b) decreased by (without duplication) non-cash gains increasing Consolidated Net Income of such Person and such subsidiaries for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced Consolidated EBITDA in any prior period; and

(c) increased or decreased by (without duplication):

(i) any net gain or loss resulting in such period from Hedging Obligations and the application of Statement of Financial Accounting Standards No. 133 and International Accounting Standards No. 39 and their respective related pronouncements and interpretations; plus or minus, as applicable,

(ii) any net gain or loss included in calculating Consolidated Net Income resulting in such period from currency translation gains or losses related to currency remeasurements of indebtedness (including any net loss or gain resulting from hedge agreements for currency exchange risk), plus or minus, as applicable,

(iii) the cumulative effect of a change in accounting principles during such period, plus or minus, as applicable,

(iv) any net gain or loss from disposed or discontinued operations and any net gains or losses on disposal of disposed, abandoned or discontinued operations, plus or minus, as applicable, and

(v) the amount of gains or losses (less all accrued fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business, plus or minus, as applicable.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(a) consolidated interest expense of such Person and its subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (i) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (ii) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (iii) non-cash interest expense (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (iv) the interest component of Finance Lease Obligations, (v) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness; (vi) net losses on Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (vii) costs of surety bonds in connection with financing activities and excluding (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expensing of bridge, commitment and other financing fees and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility); plus

(b) consolidated capitalized interest of such Person and its subsidiaries for such period, whether paid or accrued; minus

(c) interest income of such Person and its subsidiaries for such period.

For purposes of this definition, interest on a Finance Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the US Borrower to be the rate of interest implicit in such Finance Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the net income (loss) of such Person and its subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided, however, that (without duplication) the net income for such period of any Person that is not a subsidiary or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of such Person shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to such Person or a subsidiary thereof in respect of such period.

“Consolidated Total Indebtedness” means, as of any date of determination, the sum, without duplication, of the total amount of Indebtedness under clauses (a)(i), (a)(ii) (but excluding surety bonds, performance bonds or other similar instruments), (a)(iii) (but, in the case of clause (iii), only to the extent of any drawings thereunder that have not been reimbursed within three business days) and (a)(iv) (only with respect to the principal portion thereof) of the definition thereof of any Person and its subsidiaries, in each case, as determined on a consolidated basis in accordance with GAAP.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies, or the dismissal or appointment of the management, of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“CORRA” means the Canadian Overnight Repo Rate Average administered and published by the CORRA Administrator.

“CORRA Administrator” means the Bank of Canada (or any successor administrator).

“CORRA Determination Date” has the meaning specified in the definition of “Daily Simple CORRA”.

“CORRA Rate Day” has the meaning specified in the definition of “Daily Simple CORRA”.

“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

“CTA” means the United Kingdom Corporation Tax Act 2009.

“Current Maturity Date” has the meaning specified in Section 2.18.

“Customary Bridge Facility” means customary bridge loans, so long as any loans, notes, securities or other Indebtedness for which such bridge loans are exchanged, replaced or converted satisfy (or will satisfy at the time of such exchange, replacement or conversion) any otherwise applicable requirements specified herein.

“Daily Simple CORRA” means, for any day (a “CORRA Rate Day”), a rate per annum equal to CORRA for the day (such day, the “CORRA Determination Date”) that is five (5) RFR Business Days prior to (i) if such CORRA Rate Day is an RFR Business Day, such CORRA Rate Day or (ii) if such CORRA Rate Day is not an RFR Business Day, the RFR Business Day immediately preceding such CORRA Rate Day, in each case, as such CORRA is published by the CORRA Administrator on the CORRA Administrator’s website. Any change in Daily Simple CORRA due to a change in CORRA shall be effective from and including the effective date of such change in CORRA without notice to any Borrower. If by 5:00 p.m. (Toronto time) on any given CORRA Determination Date, CORRA in respect of such CORRA Determination Date has not been published on the CORRA Administrator’s website and a Benchmark Replacement Date with respect to Daily Simple CORRA has not occurred, then CORRA for such CORRA Determination Date will be CORRA as published in respect of the first preceding RFR Business Day for which such CORRA was published on the CORRA Administrator’s website, so long as such first preceding RFR Business Day is not more than five (5) RFR Business Days prior to such CORRA Determination Date.

If Daily Simple CORRA shall be less than the Floor, such rate shall be deemed to be equal to the Floor for all purposes of this Agreement.

“Daily Simple ESTR” means, for any day, ESTR, with the conventions for this rate (which may include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple ESTR” for business loans; provided that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion (in consultation with US Borrower).

“Daily Simple RFR” means, for any day (an “RFR Interest Day”), an interest rate per annum equal to, for any RFR Loan denominated in (i) Sterling, SONIA for the day that is 5 RFR Business Days (or 1 RFR Business Day for Swingline Loan) prior to (A) if such RFR Interest Day is an RFR Business Day, such RFR Interest Day or (B) if such RFR Interest Day is not an RFR Business Day, the RFR Business Day immediately preceding such RFR Interest Day, (ii) Euros, Daily Simple ESTR, (iii) Dollars, Daily Simple SOFR and (iv) Canadian Dollars, Daily Simple CORRA; provided that if the Daily Simple RFR as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor.

“Daily Simple SOFR” means, for any day (a “SOFR Rate Day”), a rate per annum equal to SOFR for the day (such day “SOFR Determination Date”) that is five (5) RFR Business Days prior to (i) if such SOFR Rate Day is an RFR Business Day, such SOFR Rate Day or (ii) if such SOFR Rate Day is not an RFR Business Day, the RFR Business Day immediately preceding such SOFR Rate Day, in each case, as such SOFR is published by the SOFR Administrator on the SOFR Administrator’s Website. Any change in Daily Simple SOFR due to a change in SOFR shall be effective from and including the effective date of such change in SOFR without notice to the US Borrower.

“Debtor Relief Law” means the Bankruptcy Code, UK Insolvency Act 1986, UK Enterprise Act 1986, UK Corporate Insolvency and Governance Act 2020 and any other liquidation, winding-up, dissolution, administration, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization (by way of voluntary arrangement, scheme of arrangement or otherwise), restructuring, restructuring plan, composition, compromise, assignment, examinership, suspension of payments, arrangement with creditors or similar debtor relief law of the United States, the United Kingdom, or other applicable jurisdiction from time to time in effect.

“Default” means any event or condition that constitutes, or upon notice, lapse of time or both hereunder would constitute, an Event of Default.

“Defaulting Lender” means any Lender that (a) has failed, within two Business Days of the date required to be funded or paid, (i) to fund any portion of its Loans, (ii) fund any portion of its participations in Letters of Credit or Swingline Loans or any portion of its Floorplan Loan Payment Obligation or (iii) to pay to the Administrative Agent, any Issuing Bank or any other Lender any other amount required to be paid by it hereunder, unless, in the case of clause (i) above, such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender’s good faith determination that a condition precedent to funding (not otherwise waived in accordance with the terms hereof) (specifically identified in such writing, including, if applicable, by reference to a specific Default) has not been satisfied, (b) has notified the US Borrower or the Administrative Agent in writing, or has made a public statement to the effect, that it does not intend or expect to comply with any of its funding obligations under this Agreement (unless such writing or public statement indicates that such position is based on such Lender’s good-faith determination that a condition precedent (specifically identified in such writing, including, if applicable, by reference to a specific Default) to funding a Loan cannot be satisfied) or generally under other agreements in which it commits to extend credit, (c) has failed, within three Business Days after request by the

Administrative Agent made in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations to fund prospective Loans or Floorplan Loan Payment Obligations and participations in then outstanding Letters of Credit and Swingline Loans under this Agreement, provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon the Administrative Agent’s receipt of such certification in form and substance satisfactory to it and the Floorplan Funding Agent, or (d) has become, or is a subsidiary of a Person that has become, the subject of a Bankruptcy Event or a Bail-In Action, or, in the good faith belief of any Issuing Bank, the Swingline Lender or the Floorplan Funding Agent, has defaulted in fulfilling its obligations under one or more other agreements in which such Lender agrees to extend credit and, in either such case under this clause (d), any of an Issuing Bank, the Swingline Lender or the Floorplan Funding Agent has deemed such Lender to be a Defaulting Lender, unless such Issuing Bank, the Swingline Lender or the Floorplan Funding Agent, as the case may be, shall have entered into arrangements with the US Borrower or such Lender satisfactory to such Issuing Bank, the Swingline Lender and/or the Floorplan Funding Agent, as the case may be, to defease any risk in respect of such Lender hereunder. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any of the foregoing clauses, and the effective date of such status, shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.17) as of the date established therefor by the Administrative Agent in a written notice of such determination, which shall be delivered by the Administrative Agent to the US Borrower and each other Lender promptly following such determination.

“Disqualified Institutions” means (a) those institutions set forth on Schedule 1.01(a) hereto, (b) any Person who is a competitor of the US Borrower and its subsidiaries that are separately identified in writing by the US Borrower to the Administrative Agent from time to time and (c) any affiliate of any Person described in clauses (a) and (b) above (other than bona fide debt fund affiliates that have not themselves been identified in accordance with clause (a) above) that are either (1) identified in writing by you from time to time or (2) reasonably identifiable as affiliates solely on the basis of such affiliate’s name. It is understood and agreed that (i) the foregoing provisions shall not apply retroactively to any person if such Person shall have previously acquired an assignment or participation interest (or shall have previously entered into a trade therefor) prior thereto, but shall disqualify such Person from taking any further assignment or participation thereafter, (ii) each written supplement shall become effective two (2) Business Days after delivery thereof to the Administrative Agent (or such shorter period as the Administrative Agent may agree in its sole discretion) and (iii) the Administrative Agent, upon prior request of any potential assignee or participant, may confirm, on a confidential basis, if a specified Person is on the list.

“Disqualified Stock” means, with respect to any Person, any Equity Interest of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is puttable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely for Equity Interest which is not Disqualified Stock and cash in lieu of fractional shares) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (in each case, other than solely as a result of a change of control, asset sale or similar events), in whole or in part, in each case prior to the date that is 91 days after the date set forth in the definition of Maturity Date; provided, however, that if such Equity Interest is issued to any plan for the benefit of employees, officers, directors, managers or consultants of Holdings (or any direct or indirect parent thereof), the US Borrower or its Subsidiaries or by any such plan to such employees, officers, directors, managers or consultants, such Equity Interest shall not constitute Disqualified Stock solely because it may be required to be repurchased in order to satisfy applicable statutory or regulatory obligations or as a result of the termination, death or disability of such officers, directors, managers or consultants.

“Documentation Agents” means BNP Paribas, Capital One, National Association, Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc., MUFG Bank, Ltd., The Bank of Nova Scotia and U.S. Bank National Association, in their capacities as documentation agents for the Facilities.

“Dollar Equivalent” means, for any amount, at the time of determination thereof, (a) if such amount is expressed in Dollars, such amount, (b) if such amount is expressed in an Alternative Currency, the equivalent of such amount in Dollars determined by using the rate of exchange for the purchase of Dollars with the Alternative Currency last provided (either by publication or otherwise provided to the Administrative Agent) by Reuters on the Business Day (New York City time) immediately preceding the date of determination or if such service ceases to be available or ceases to provide a rate of exchange for the purchase of Dollars with the Alternative Currency, as provided by such other publicly available information service which provides that rate of exchange at such time in place of Reuters as agreed upon by the Administrative Agent and the US Borrower (or if such service ceases to be available or ceases to provide such rate of exchange, the equivalent of such amount in Dollars as mutually determined by the Administrative Agent and the US Borrower) and (c) if such amount is denominated in any other currency, the equivalent of such amount in Dollars as determined by the Administrative Agent using procedures similar to clause (b) above or otherwise using any method of determination mutually determined by the Administrative Agent and the US Borrower.

“Dollars” or “$” refers to lawful money of the United States of America.

“DQ List” has the meaning specified in Section 9.04(e)(iv).

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country that is a parent of any Person described in clause (a) above, or (c) any entity established in an EEA Member Country that is a subsidiary of any Person described in clause (a) or (b) above and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” means the date on which the conditions specified in Section 4.01 are satisfied (or waived in accordance with Section 9.02).

“Effective Date Refinancing” means the refinancing of (a) that certain Revolving Loan Credit Agreement, dated as of December 1, 2021 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Existing Revolving Credit Agreement”), by and among the Borrowers, the other parties thereto from time to time as a borrower or guarantor, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties from time to time party thereto and (b) that certain Term Loan Credit Agreement, dated as of December 1, 2021 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Existing Term Loan Credit Agreement”), by and among US Borrower, the other parties thereto from time to time as guarantors, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties from time to time party thereto.

“Electronic Signature” means an electronic sound, symbol, or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or record.

“Eligible Assignee” means (a) a Lender, (b) an Affiliate of a Lender, (c) an Approved Fund and (d) any other Person, other than, in each case, a natural person (or a holding company, investment vehicle or trust for, or owned and operated by or for the primary benefit of a natural person), a Disqualified Institution, a Defaulting Lender (or any of its subsidiaries), the US Borrower or any Subsidiary or other Affiliate of the US Borrower.

“Environmental Laws” means all rules, regulations, codes, ordinances, judgments, orders, decrees, directives, laws, injunctions or binding agreements issued, promulgated or entered into by or with any Governmental Authority and relating to the protection of the environment, to preservation or reclamation of natural resources, to the management, generation, use, handling, transportation, storage, treatment, disposal, Release or threatened Release or the classification, registration, disclosure or import of, or exposure to, any toxic or hazardous materials, substance or waste or to related health or safety matters (to the extent related to exposure to toxic or hazardous materials).

“Environmental Liability” means any liability, obligation, loss, claim, action, order or cost, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties and indemnities), directly or indirectly resulting from or based upon (a) any violation of Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Material, (c) any exposure to any Hazardous Material, (d) the Release or threatened Release of any Hazardous Material or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Interests” means shares of capital stock, limited or general partnership interests in a partnership or limited liability partnership, membership interests, beneficial interests or interests in other unincorporated organizations or any other equivalent of such ownership interests, whether voting or nonvoting, in, or interests in the income or profits of, a Person, and any warrants, options or other rights entitling the holder thereof to purchase, subscribe or otherwise acquire any of the foregoing (other than, prior to the date of conversion, Indebtedness that is convertible into any such Equity Interests).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the US Borrower or any Subsidiary, is treated as a single employer under Section 414(b) or 414(c) of the Code or Section 4001(a)(14) of ERISA or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414(m) or 414(o) of the Code.

“ERISA Event” means (a) any “reportable event”, as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30-day notice period is waived), (b) any failure by any Plan to satisfy the “minimum funding standard” (within the meaning of Section 412 of the Code or Section 302 of ERISA) applicable to such Plan, in each case whether or not waived, (c) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan, (d) a determination that any Plan is, or is expected to be, in “at-risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code), (e) the incurrence by the US Borrower or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan, (f) the receipt by the US Borrower or any of its ERISA Affiliates from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan, (g) the incurrence by the US Borrower or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal (including under Section 4062(e) of ERISA) of the US Borrower or any of its ERISA Affiliates from any Plan or Multiemployer Plan, or (h) the receipt by the US Borrower or any of its ERISA Affiliates of any notice, or the receipt by any Multiemployer Plan from the US Borrower or any of its ERISA Affiliates of any notice, concerning the imposition upon the US Borrower or any of its ERISA Affiliates of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent, within the meaning of Title IV of ERISA or in endangered or critical status, within the meaning of Section 305 of ERISA.

“ESTR” means, with respect to any Business Day, a rate per annum equal to the Euro Short Term Rate for such Business Day published by the ESTR Administrator on the ESTR Administrator’s Website.

“ESTR Administrator” means the European Central Bank (or any successor administrator of the Euro Short Term Rate).

“ESTR Administrator’s Website” means the European Central Bank’s website, currently at http://www.ecb.europa.eu, or any successor source for the Euro Short Term Rate identified as such by the ESTR Administrator from time to time.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“EURIBOR Rate” means, with respect to any Term Benchmark Borrowing denominated in Euro and for any Interest Period, the EURIBOR Screen Rate, two TARGET Days prior to the commencement of such Interest Period.

“EURIBOR Screen Rate” means the euro interbank offered rate administered by the European Money Markets Institute (or any other person which takes over the administration of that rate) for the relevant period displayed (before any correction, recalculation or republication by the administrator) on page EURIBOR01 of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters as published at approximately 11:00 a.m. Brussels time two TARGET Days prior to the commencement of such Interest Period. If such page or service ceases to be available, the Administrative Agent may specify another page or service displaying the relevant rate.

“Euro” or “€” means the single currency of the Participating Member States.

“Events of Default” has the meaning specified in Section 7.01.

“Exchange Act” means the United States Securities Exchange Act of 1934.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office or permanent establishment located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of any Lender, with respect of any Loan made to the US Borrower, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan pursuant to a law in effect on the date on which (i) such Lender acquires the applicable interest in the applicable Commitment to which such Loan relates or, if such Lender acquires the applicable interest in such Loan other than by funding such Loan pursuant to a prior Commitment, such Loan (other than pursuant to an assignment request by the Borrower under Section 2.16) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.14, amounts with respect to such Taxes were payable either to such Lender’s assignor, if any, immediately before such Lender acquired such applicable interest in the applicable Commitment or Loan or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient’s failure to comply with Section 2.14(f), (d) any Taxes imposed under FATCA, (e) any U.S. federal backup withholding taxes; (f) Taxes compensated for under 2.14(h); (g) to the extent attributable to a Revolving Loan to a UK Borrower, Taxes suffered or incurred in respect of any Bank Levy (or payment attributable to, or liability arising as a consequence of, a Bank Levy), and (h) in the case of a Lender, with respect to a Revolving Loan to the UK Borrower, United Kingdom withholding Taxes imposed on amounts payable to or for the account of the Lender if, on the date on which the payment falls due: (1) the payment could have been made to that Lender without a deduction of withholding for or on account of United Kingdom withholding Tax if the Lender had been a Qualifying Lender, but on that date, the Lender is not, or has ceased to be, a Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty or any published practice or published concession of any relevant taxing authority; (2) the relevant Lender is an Excluded UK Lender; or (3) the relevant Lender is a Treaty Lender and the Borrower or Guarantor making the payment is able to demonstrate that the payment could have been made to the Lender without the Tax Deduction had that Lender complied with its obligations under Sections 2.14(g)(i), 2.14(g)(ii) or 2.14(g)(iii) below.

“Excluded UK Lender” means a Lender which is:

(1) a Qualifying Lender solely by virtue of paragraph (b) of the definition of “Qualifying Lender” and an officer of H.M. Revenue & Customs has given (and not revoked) a direction (a “Direction”) under section 931 of the ITA which relates to the payment, that Lender has received from the UK Borrower a certified copy of that Direction and the payment could have been made to the Lender without any Tax Deduction if that Direction had not been made; or

(2) a Qualifying Lender solely by virtue of paragraph (b) of the definition of “Qualifying Lender” and the relevant Lender has not given a Tax Confirmation to the UK Borrower and the payment could have been made to the Lender without any Tax Deduction if the Lender had given a Tax Confirmation to the UK Borrower, on the basis that the Tax Confirmation would have enabled the UK Borrower to have formed a reasonable belief that the payment was an “excepted payment” for the purpose of section 930 of the ITA.

“Existing Letters of Credit” has the meaning specified in Section 2.20.

“Extending Lender” has the meaning specified in Section 2.18.

“Facilities” means, collectively, the Revolving Facility and the Term Loan Facility.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations thereunder or official interpretations thereof, any agreements entered into pursuant to current Section 1471(b) of the Code (or any amended or successor version described above), any intergovernmental agreement (and related fiscal or regulatory legislation, rules or official administrative guidance) implementing the foregoing.

“Federal Funds Effective Rate” means, for any day, the rate per annum calculated by the Federal Reserve Bank of New York based on such day’s federal funds transactions by depository institutions (as determined in such manner as the Federal Reserve Bank of New York shall set forth on its public website from time to time) and published on the next succeeding Business Day by the Federal Reserve Bank of New York as the federal funds effective rate; provided that if the Federal Funds Effective Rate as so determined would be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Finance Lease Obligations” means, with respect to any Person but subject in all respects to Section 1.04(a), the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as finance leases on a balance sheet of such Person under GAAP; and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP. For purposes of Section 6.02, a Finance Lease Obligation shall be deemed to be secured by a Lien on the property being leased and such property shall be deemed to be owned by the lessee.

“Financial Officer” means, with respect to any Person, the chief financial officer, principal accounting officer, vice president-treasury, treasurer or controller of such Person.

“Fitch” means Fitch Ratings, Inc., or any successor to its rating agency business.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(a) Consolidated Interest Expense of such Person and subsidiaries for such period; plus

(b) all cash dividends or other distributions paid to any Person other than such Person or any such subsidiary (excluding items eliminated in consolidation) on any series of Preferred Stock of the US Borrower or a Subsidiary during such period; plus

(c) all cash dividends or other distributions paid to any Person other than such Person or any such subsidiary (excluding items eliminated in consolidation) on any series of Disqualified Stock of the US Borrower or a Subsidiary during such period.

“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to the Adjusted EURIBOR Rate, Adjusted Term CORRA Rate, the Term SOFR Rate, each Daily Simple RFR, the Canadian Prime Rate or the Central Bank Rate, as applicable. For the avoidance of doubt the initial Floor for each of Adjusted EURIBOR Rate, Adjusted Term CORRA Rate, the Term SOFR Rate, each Daily Simple RFR, the Canadian Prime Rate or the Central Bank Rate shall be zero.

“Floorplan Approval” means the Floorplan Funding Agent’s approval to finance particular Inventory for US Borrower or any Subsidiary in accordance with the terms of the Floorplan Inventory Financing Agreement and which is evidenced by the Floorplan Funding Agent issuing a financing approval number to the Floorplan Approved Vendor of such Inventory.

“Floorplan Approved Invoice” has the meaning specified in Section 2.22(b).

“Floorplan Approved Vendor” means Cisco Systems, Inc. and any other vendor approved by the Floorplan Funding Agent in its sole discretion.

“Floorplan Collateral Account” has the meaning specified in Section 2.22(h).

“Floorplan Due Date” has the meaning specified in Section 2.22(b).

“Floorplan Facility” means the floorplan loan facility provided for under Section 2.22.

“Floorplan Funding Agent” means Wells Fargo CDF, in its capacity as funding agent for the Floorplan Loans.

“Floorplan Inventory Financing Agreement” means the Amended and Restated Inventory Financing Agreement (Multi-Dealer) (MD) by and among the Floorplan Funding Agent, CDW Logistics, Inc., CDW Technologies, Inc., CDW Government LLC, CDW Direct, LLC, the US Borrower, Sirius Federal, LLC and Sirius Computer Solutions, Inc., as amended, modified, restated or replaced from time to time, the form of which that is in effect as of the Effective Date is attached hereto as Exhibit H.

“Floorplan Loan” means a loan made pursuant to Section 2.22(b).

“Floorplan Loan Exposure” means, at any time, the sum of (i) the aggregate unfunded amount of all outstanding Floorplan Loan Payment Obligations at such time plus (ii) the aggregate amount of all Floorplan Loan Payments that have not yet been reimbursed by the US Borrower at such time. The Floorplan Loan Exposure of any Lender at any time shall be its Pro Rata Percentage of the total Floorplan Loan Exposure at such time. Floorplan Loan Exposure will be deemed to be Revolving Exposure with respect to the US Borrower.

“Floorplan Loan Exposure Fee” has the meaning specified in Section 2.09(e).

“Floorplan Loan Payment” has the meaning specified in Section 2.22(c).

“Floorplan Loan Payment Obligations” has the meaning specified in Section 2.22(c).

“Floorplan Open Approval” means any Floorplan Approval that has not been cancelled by the Floorplan Funding Agent and with respect to which the Floorplan Funding Agent has not received a Floorplan Approved Invoice covering the Inventory subject to such Floorplan Approval.

“Floorplan Required Payment” has the meaning specified in Section 2.22(d).

“Floorplan Utilization” means, for any day, the percentage equivalent to a fraction, (a) the numerator of which is the Floorplan Loan Exposure on such day and (b) the denominator of which is the amount of Aggregate Revolving Commitments on such day.

“Floorplan Vendor Credits” has the meaning specified in Section 2.22(i).

“Foreign Subsidiary” means any Subsidiary that is organized and existing under the laws of any jurisdiction other than the United States of America, any state thereof or the District of Columbia.

“GAAP” means, subject to Section 1.04(a), generally accepted accounting principles in the United States of America, applied in accordance with the consistency requirements thereof.

“Governmental Approvals” means all authorizations, consents, approvals, permits, licenses and exemptions of, registrations and filings with, and reports to, Governmental Authorities.

“Governmental Authority” means the government of the United States of America, the United Kingdom or any other nation or any political subdivision of any thereof, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national body exercising such powers or functions, such as the European Union, the Bank of England, the UK Financial Conduct Authority or the European Central Bank).

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or other obligation; provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The amount, as of any date of determination, of any Guarantee shall be the principal amount outstanding on such date of the Indebtedness or other obligation guaranteed thereby (or, in the case of (i) any Guarantee the terms of which limit the monetary exposure of the guarantor or (ii) any Guarantee of an obligation that does not have a principal amount, the maximum monetary exposure as of such date of the guarantor under such Guarantee (as determined, in the case of clause (i), pursuant to such terms or, in the case of clause (ii), reasonably and in good faith by the chief financial officer of the US Borrower)).

“Guarantor” and “Guarantors” has the meaning specified in Section 5.10(a).

“Hazardous Materials” means all explosive, radioactive, hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law due to their hazardous, toxic, dangerous or deleterious properties or characteristics.

“Hedging Agreement” means any agreement with respect to any swap, forward, future or derivative transaction, or any option or similar agreement, involving, or settled by reference to, one or more rates, currencies, commodities, prices of equity or debt securities or instruments, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value, or any similar transaction or combination of the foregoing transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the US Borrower or the Subsidiaries shall be a Hedging Agreement. The amount of the obligations of the US Borrower or any Subsidiary in respect of any Hedging Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the US Borrower or such Subsidiary would be required to pay if such Hedging Agreement were terminated at such time.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any Hedging Agreement.

“HMRC DT Treaty Passport Scheme” means the Board of H.M. Revenue and Customs Double Taxation Treaty Passport scheme.

“Holdings” means CDW Corporation, a Delaware corporation.

“IBM Inventory Financing Agreement” means, collectively, (i) that certain Agreement for Wholesale Financing—Credit Agreement, dated December 1, 2021, by and between IBM Credit LLC, a Delaware limited liability company, CDW Logistics LLC, an Illinois limited liability company, as the same may be amended, amended and restated, supplemented or otherwise modified from time to time and (ii) that certain Agreement for Wholesale Financing—Credit Agreement, dated December 1, 2021, by and between IBM Credit LLC, a Delaware limited liability company, and Sirius Computer Solutions, Inc., a Texas corporation, as the same may be amended, amended and restated, supplemented or otherwise modified from time to time.

“Immaterial Subsidiary” means each of the Subsidiaries of the US Borrower for which the assets of such Subsidiary constitute less than 5.0% of the total assets of the US Borrower and its Subsidiaries on a consolidated basis. Prior to the UK Commitment Termination Date, the UK Borrower shall not be deemed to be an Immaterial Subsidiary.

“Incremental Amendment” has the meaning specified in Section 2.21(b).

“Incremental Commitment” has the meaning specified in Section 2.21(a).

“Incremental Loan” means an Incremental Term Loan or an Incremental Revolving Loan.

“Incremental Revolving Commitment” has the meaning specified in Section 2.21(a).

“Incremental Revolving Loan” has the meaning specified in Section 2.21(a).

“Incremental Term Loan Commitment” has the meaning specified in Section 2.21(a).

“Incremental Term Loans” has the meaning specified in Section 2.21(a).

“Indebtedness” means, with respect to any Person, without duplication:

(a) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(i) in respect of borrowed money;

(ii) evidenced by bonds, notes, debentures or similar instruments;

(iii) evidenced by letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(iv) Finance Lease Obligations;

(v) representing the balance deferred and unpaid of the purchase price of any property (other than Finance Lease Obligations); or

(vi) representing any Hedging Obligations;

if and to the extent that any of the foregoing Indebtedness (other than letters of credit, bankers’ acceptances and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(b) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (a) of a third Person (whether or not such items would appear upon the balance sheet of such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business;

(c) Disqualified Stock of such Person; and

(d) to the extent not otherwise included, the obligations of the type referred to in clause (a) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (A) contingent obligations incurred in the ordinary course of business, (B) obligations under or in respect of Receivables Facilities, (C) Floorplan Loans, other Inventory financing arrangements (including the IBM Inventory Financing Agreement) incurred in the ordinary course of business and any obligations under any customer financing arrangements incurred in the ordinary course of business, (D) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business, (E) liabilities accrued in the ordinary course of business including, without limitation, (x) all intercompany Indebtedness having a term not exceeding three hundred sixty-four (364) days (inclusive of any rollover or extensions of terms) and made in the ordinary course of business and (y) intercompany liabilities in connection with the cash management, Tax, transfer pricing, accounting and operations of the US Borrower and its Subsidiaries, (F) earn-outs and other contingent payments in respect of acquisitions except to the extent that the liability on account of any such earn-outs or contingent payment becomes fixed, (G) deferred or prepaid revenue in the case of the US Borrower and its Subsidiaries and (H) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the seller. The amount of Indebtedness of any Person under clause (c) above shall be deemed to equal the lesser of (x) the aggregate unpaid amount of such Indebtedness secured by such Lien and (y) the fair market value of the property encumbered thereby as reasonably determined by such Person in good faith. The Indebtedness of any person shall include the Indebtedness of any other Person (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such other Person, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Borrower or any Guarantor under any Loan Document and (b) to the extent not otherwise described in clause (a), Other Taxes.

“Indemnitee” has the meaning specified in Section 9.03(b).

“Initial Term Loans” means the term loans made by the applicable Lenders to the US Borrower pursuant to Section 2.01(a) pursuant to their Initial Term Loan Commitments.

“Initial Term Loan Commitment” means, with respect to each applicable Lender, the commitment of such Lender to make Initial Term Loans hereunder on the Effective Date. The amount of each Lender’s Initial Term Loan Commitment as of the Effective Date is set forth on Schedule 2.01. The aggregate amount of the Initial Term Loan Commitments as of the Effective Date is $634,500,000.

“Interest Election Request” means a request by a Borrower to convert or continue a Borrowing in accordance with Section 2.05, which shall be, in the case of any such written request, substantially in the form of Exhibit D or any other form approved by the Administrative Agent.

“Interest Payment Date” means (a) with respect to any ABR Loan (other than a Swingline Loan), (1) the last Business Day of each March, June, September and December and (2) the Maturity Date, (b) with respect to any RFR Loan (other than a Swingline Loan), (1) each date that is on the numerically corresponding day in each calendar month that is one month (or, at the election of the applicable Borrower solely with respect to a RFR Loan denominated in Sterling, three months) after the Borrowing of such Loan (or, if there is no such numerically corresponding day in such month, then the last day of such month) and (2) the Maturity Date, (c) with respect to any Term Benchmark Loan, (1) the last day of each Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Term Benchmark Borrowing with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period, and (2) the Maturity Date and (d) with respect to any Swingline Loan, (1) the day that such Loan is required to be repaid and (2) the Maturity Date.

“Interest Period” means, with respect to any Term Benchmark Borrowing bearing interest at the Adjusted EURIBOR Rate, Term SOFR Rate or Adjusted Term CORRA Rate, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, three or (except with respect to Term CORRA) six months thereafter (or such shorter or longer period as shall have been consented to by each Lender participating in such Borrowing) as the applicable Borrower may elect, provided that (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period, (c) no Interest Period shall extend beyond the Maturity Date and (d) no tenor that has been removed from this definition pursuant to Section 2.11(e) shall be available for specification in such Borrowing Request or Interest Election Request. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“Inventory Financing Agreements” means the Wells Fargo Inventory Financing Agreement and the IBM Inventory Financing Agreement and any other inventory financing arrangement entered into in the ordinary course of business.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Issuing Bank” means each of JPMorgan Chase Bank, N.A., Bank of America, N.A., Wells Fargo Bank, N.A. and each other Lender so designated by the US Borrower with such Lender’s consent and with prior written notice to the Administrative Agent, in its capacity as the issuer of Letters of Credit hereunder, and any of their successors in such capacity as provided in Section 2.20(i)(i). Each Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of such Issuing Bank, in which case the term “Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.

“Issuing Bank Individual Sublimit” means, (i) for each of the Issuing Banks party hereto on the Effective Date, the amount set forth in the schedule below next to such Issuing Bank’s name, (ii) for each Issuing Bank that replaces a previous Issuing Bank pursuant to Section 2.20(i)(i), the Issuing Bank Individual Sublimit of the replaced Issuing Bank that was in effect immediately prior to the replacement and (iii) for each additional Issuing Bank added pursuant to Section 2.20(i)(ii), an amount agreed among the US Borrower, the Administrative Agent and such additional Issuing Bank, with the Issuing Bank Individual Sublimit or Issuing Bank Individual Sublimits of one or more other Issuing Banks being reduced (with the consent of such Issuing Bank or Issuing Banks) to the extent necessary to maintain compliance with the following proviso; provided that the sum of all Issuing Bank Individual Sublimits shall equal $175,000,000.

Issuing Bank	Issuing Bank Individual Sublimit
JPMorgan Chase Bank, N.A.	$43,750,000
Bank of America, N.A.	$43,750,000
Mizuho Bank, Ltd.	$43,750,000
Wells Fargo Bank, N.A.	$43,750,000

“Issuing Bank Issued Amount” means, with respect to each Issuing Bank, at any time, the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit at such time issued by such Issuing Bank plus (b) the aggregate amount of all LC Disbursements made by such Issuing Bank that have not yet been reimbursed by or on behalf of a Borrower at such time.

“ITA” means, the United Kingdom Income Tax Act 2007.

“JPMorgan” means JPMorgan Chase Bank, N.A.

“Judgment Currency” has the meaning specified in Section 9.17.

“LC Collateral Account” has the meaning specified in Section 2.20(j).

“LC Disbursement” means a payment made by an Issuing Bank pursuant to a Letter of Credit.

“LC Exposure” means, at any time, the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit at such time, plus (b) the aggregate amount of all LC Disbursements that have not yet been reimbursed by or on behalf of a Borrower at such time. The LC Exposure of any Lender at any time shall be its Pro Rata Percentage of the total LC Exposure at such time. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Article 29(a) of the Uniform Customs and Practice for Documentary Credits, International Chamber of Commerce Publication No. 600 (or such later version thereof as may be in effect at the applicable time) or Rule 3.13 or Rule 3.14 of the International Standby Practices, International Chamber of Commerce Publication No. 590 (or such later version thereof as may be in effect at the applicable time) or similar terms of the Letter of Credit itself, or if compliant documents have been presented but not yet honored, such Letter of Credit shall be deemed to be “outstanding” and “undrawn” in the amount so remaining available to be paid, and the obligations of the Borrowers and each Lender shall remain in full force and effect until the Issuing Bank and the Lenders shall have no further obligations to make any payments or disbursements under any circumstances with respect to any Letter of Credit (unless cash collateralized, backstopped or rolled into another facility on terms reasonably acceptable to the Applicable Issuing Bank and the Administrative Agent). Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the stated amount of such Letter of Credit in effect at such time; provided that with respect to any Letter of Credit that, by its terms or the terms of any document related thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

“LCT Election” has the meaning specified in Section 1.04(e).

“LCT Test Date” has the meaning specified in Section 1.04(e).

“Legal Reservations” means, in the case of the UK Borrower: (i) the principle that certain remedies may be granted or refused at the discretion of the court, the limitation of enforcement by laws relating to bankruptcy, insolvency, liquidation, reorganisation, court schemes, moratoria, administration and other laws generally affecting the rights of creditors and secured creditors; (ii) the time barring of claims under applicable limitation laws (including the UK Limitation Act 1980 and the UK Foreign Limitation Periods Act 1984) and defences of acquiescence, set off or counterclaim and the possibility that an undertaking to assume liability for or to indemnify a person against non-payment of stamp duty may be void; (iii) the principle that additional interest imposed pursuant to any relevant agreement may be held to be unenforceable on the grounds that it is a penalty and thus void; (iv) the principle that a court may not give effect to an indemnity for legal costs incurred by an unsuccessful litigant; (v) provisions of a contract being invalid or unenforceable for reasons of oppression or undue influence; (vi) the unavailability of, or limitation on the availability of a particular right or remedy because of equitable principles of general application; (vii) similar principles, rights and defences under the laws of any relevant jurisdiction; and (viii) any other matters which are set out as qualifications or reservations (however described) as to matters of law in any legal opinion delivered to the Administrative Agent pursuant to any Loan Document.

“Lender-Related Person” has the meaning specified in Section 9.03(d).

“Lenders” means the Term Lenders, the Revolving Lenders and any other Person that becomes a “Lender” in accordance with this Agreement, other than any such Person that shall have ceased to be a party hereto pursuant to an Assignment and Assumption or other transaction undertaken in accordance with the terms and conditions of this Agreement. Unless the context otherwise requires, the term “Lenders” shall include the Swingline Lender and, with respect to Section 9.01(b), Section 9.04(c)(ii), Section 9.14, Section 9.15, Section 9.16 and any related defined terms, the Issuing Banks.

“Letter of Credit” means any letter of credit issued pursuant to this Agreement (including, in the case of any Existing Letter of Credit, deemed to be issued hereunder).

“Leverage Ratio” means, on any date, the ratio of (a) Consolidated Total Indebtedness of the US Borrower and its Subsidiaries as of such date minus the Cash Netting Amount to (b) Consolidated EBITDA of the US Borrower and its Subsidiaries for the period of four consecutive fiscal quarters of the US Borrower most recently ended on or prior to such date.

“Liabilities” means any actual losses, claims (including intraparty claims), demands, damages or liabilities of any kind.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, assignment by way of security, charge, security interest or other encumbrance in the nature of a security interest on, in or of such asset, and (b) the interest of a vendor or a lessor under any conditional sale agreement or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset; provided that in no event shall an operating lease or occupancy agreement be deemed to constitute a Lien.

“Limited Condition Transaction” means (a) any assumption or incurrence of Indebtedness (including any Incremental Commitments), (b) any sale, transfer or disposition (including any Sale/Leaseback Transaction) or (c) any amalgamation, merger, consolidation, combination, liquidation, dissolution or similar fundamental change, in each case, not prohibited under this Agreement.

“Loan Documents” means this Agreement, the Assumption Agreement (if any), the Subsidiary Guaranties (if any), the Agent Fee Letter, any Letter of Credit and Letter of Credit Application, and, except for purposes of Section 9.02, any promissory notes delivered pursuant to Section 2.07(c).

“Loan Modification Agreement” means a Loan Modification Agreement in form and substance reasonably satisfactory to the Administrative Agent and the US Borrower, among the US Borrower, one or more Accepting Lenders and the Administrative Agent.

“Loans” means the Term Loans, the Revolving Loans, and any other loans made by the Lenders to a Borrower pursuant to this Agreement, including Swingline Loans, but excluding Floorplan Loans.

“Majority in Interest” means, when used in reference to Lenders of any Class, means, at any time, (a) in the case of the Revolving Lenders, Lenders having Revolving Exposures and unused Revolving Commitments representing more than 50% of the aggregate outstanding principal amount of the sum of the aggregate Revolving Exposure and the aggregate amount of the unused Revolving Commitments at such time and (b) in the case of Term Lenders of any Class, Lenders having Term Loans and/or Term Loan Commitments of such Class (as applicable with respect to such Class) representing more than 50% of the sum of all the Term Loans and/or unused Term Loan Commitments of such Class (as applicable with respect to such Class) of all Term Lenders of such Class outstanding or in effect at such time.

“Material Adverse Effect” means a material adverse effect on (a) the business, operations or financial condition of the US Borrower and its Subsidiaries, taken as a whole, or (b) the material rights of or remedies available to the Lenders under the Loan Documents, taken as a whole.

“Material Indebtedness” means Indebtedness (other than under the Loan Documents or any Floorplan Facility), or obligations in respect of one or more Hedging Agreements, of any one or more of the Borrowers, Subsidiary Guarantors or Material Subsidiaries in an aggregate outstanding principal amount of $250,000,000 or more. For purposes of determining Material Indebtedness, the “principal amount” of the obligations of the Borrowers, Subsidiary Guarantors or Material Subsidiaries in respect of any Hedging Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that such Person would be required to pay if such Hedging Agreement were terminated at such time.

“Material Subsidiary” means any Subsidiary other than an Immaterial Subsidiary.

“Maturity Date” means the fifth anniversary of the Effective Date.

“Maximum Rate” has the meaning specified in Section 9.13.

“MNPI” means material information concerning the US Borrower, any Subsidiary or any Controlled Affiliate of any of the foregoing, or any of their securities, that has not been disseminated in a manner making it available to investors generally, within the meaning of Regulation FD under the Securities Act and the Exchange Act. For purposes of this definition, “material information” means information concerning the US Borrower, the Subsidiaries or any Controlled Affiliate of any of the foregoing, or any of their securities, that could reasonably be expected to be material for purposes of the United States federal and state securities laws.

“Moody’s” means Moody’s Investors Service, Inc..

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

“Non-Extending Lender” has the meaning specified in Section 2.18(b).

“Non-Guarantor Indebtedness” means any Indebtedness of a Subsidiary that is not a Guarantor; provided that Indebtedness of the UK Borrower solely as it relates to the Obligations under this Agreement shall not be included as “Non-Guarantor Indebtedness”.

“Notice Date” has the meaning specified in Section 2.18(b).

“Notice of Loan Prepayment” means a notice of prepayment with respect to a Loan, which shall be substantially in the form of Exhibit G or such other form as may be approved by the Administrative Agent (including any form on an electronic platform or electronic transmission system as shall be approved by the Administrative Agent), appropriately completed and signed by a Responsible Officer of the US Borrower.

“NYFRB” means the Federal Reserve Bank of New York.

“NYFRB Rate” means, for any day, the greater of (a) the Federal Funds Effective Rate in effect on such day and (b) the Overnight Bank Funding Rate in effect on such day (or for any day that is not a Business Day, for the immediately preceding Business Day); provided that if none of such rates are published for any day that is a Business Day, the term “NYFRB Rate” means the rate for a federal funds transaction quoted at 11:00 a.m. on such day received by the Administrative Agent from a federal funds broker of recognized standing selected by it; provided, further, that if any of the aforesaid rates as so determined be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

“NYFRB’s Website” means the website of the NYFRB at http://www.newyorkfed.org, or any successor source.

“Obligations” means (a) the due and punctual payment by the Borrowers of the principal of and premium, if any, and interest (including interest accruing, at the rate specified herein, during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on all Loans, all Floorplan Loan Exposure and all LC Exposure when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise and (b) the due and punctual payment or performance by the US Borrower of all other monetary obligations under this Agreement, any other Loan Document or Letter of Credit, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations accruing, at the rate specified herein or therein, or incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding).

“OFAC” means the United States Treasury Department Office of Foreign Assets Control.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction (or political subdivisions thereof) imposing such Tax (other than any connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.16).

“Overnight Bank Funding Rate” means, for any day, the rate comprised of both overnight federal funds and overnight eurodollar transactions denominated in Dollars by U.S.-managed banking offices of depository institutions, as such composite rate shall be determined by the NYFRB as set forth on the NYFRB’s Website from time to time, and published on the next succeeding Business Day by the NYFRB as an overnight bank funding rate.

“Overnight Rate” means, for any day, (a) with respect to any amount denominated in Dollars, the NYFRB Rate, (b) with respect to any amount denominated in Euros, Daily Simple ESTR, (c) with respect to any amount denominated in Sterling, Daily Simple RFR and (d) with respect to any amount denominated in any other Alternative Currency, an overnight rate determined by the Administrative Agent or the Issuing Banks, as the case may be, in accordance with banking industry rules on interbank compensation.

“Participant Register” has the meaning specified in Section 9.04(c)(ii).

“Participants” has the meaning specified in Section 9.04(c)(i).

“Participating Member State” means any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

“Payment” has the meaning specified in Article VIII.

“Payment Notice” has the meaning specified in Article VIII.

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Permitted Inventory Financing Liens” means Liens securing obligations under an Inventory Financing Agreement.

“Permitted Liens” means:

(a) Liens imposed by law for Taxes that are not required to be paid in accordance with Section 5.04;

(b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens imposed by law (other than any Lien imposed pursuant to Section 430(k) of the Code or Section 303(k) or 4068 of ERISA or a violation of Section 436 of the Code), arising in the ordinary course of business and securing obligations that are not overdue by more than 90 days or are being contested in good faith by appropriate proceedings;

(c) Liens made (i) in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws (other than any Lien imposed pursuant to Section 430(k) of the Code or Section 303(k) or 4068 of ERISA or a violation of Section 436 of the Code) and (ii) in respect of letters of credit, bank guarantees or similar instruments issued for the account of the US Borrower or any Subsidiary in the ordinary course of business supporting obligations of the type set forth in clause (i) above;

(d) Liens made (i) to secure the performance of bids, trade contracts (other than for payment of Indebtedness), leases (other than Finance Lease Obligations), statutory obligations (other than any Lien imposed pursuant to Section 430(k) of the Code or Section 303(k) or 4068 of ERISA or a violation of Section 436 of the Code), surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business and (ii) in respect of letters of credit, bank guarantees or similar instruments issued for the account of the US Borrower or any Subsidiary in the ordinary course of business supporting obligations of the type set forth in clause (i) above;

(e) judgment liens in respect of judgments that do not constitute an Event of Default under clause (k) of Section 7.01;

(f) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the US Borrower and the Subsidiaries, taken as a whole;

(g) banker’s liens, rights of setoff or similar rights and remedies as to deposit accounts or other funds maintained with depository institutions and securities accounts and other financial assets maintained with securities intermediaries; provided that such deposit accounts or funds and securities accounts or other financial assets are not established or deposited for the purpose of providing collateral for any Indebtedness and are not subject to restrictions on access by the US Borrower or any Subsidiary in excess of those required by applicable banking regulations;

(h) Liens arising by virtue of Uniform Commercial Code financing statement filings (or similar filings under applicable law) regarding operating leases entered into by the US Borrower and the Subsidiaries in the ordinary course of business;

(i) Liens representing any interest or title of a licensor, lessor or sublicensor or sublessor, or a licensee, lessee or sublicensee or sublessee, in the property (including any intellectual property) subject to any lease (other than Finance Lease Obligations), license or sublicense or concession agreement in the ordinary course of business;

(j) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(k) Liens on specific items of inventory or other goods and proceeds thereof of any Person securing such Person’s obligations in respect of bankers’ acceptances or letters of credit issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods in the ordinary course of business;

(l) deposits of cash with the owner or lessor of premises leased and operated by the US Borrower or any Subsidiary to secure the performance of its obligations under the lease for such premises, in each case in the ordinary course of business;

(m) Liens on cash and cash equivalents deposited with a trustee or a similar Person to defease or to satisfy and discharge any Indebtedness, provided that such defeasance or satisfaction and discharge is permitted hereunder;

(n) Liens that are contractual rights of set-off, including (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the US Borrower or any of its Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the US Borrower and its Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the US Borrower or any of its Subsidiaries in the ordinary course of business;

(o) Liens on cash deposits of the US Borrower and Foreign Subsidiaries subject to a Cash Pooling Arrangement or otherwise over bank accounts of the US Borrower and Foreign Subsidiaries maintained as part of the Cash Pooling Arrangement, in each case securing liabilities for overdrafts of the US Borrower and Foreign Subsidiaries participating in such Cash Pooling Arrangements;

(p) Liens arising out of consignment or similar arrangements for the sale of goods entered into by the US Borrower or any Subsidiary in the ordinary course of business;

(q) pledges or deposits made in the ordinary course of business to secure liability to insurance carriers and Liens on insurance policies and the proceeds thereof (whether accrued or not), rights or claims against an insurer or other similar asset securing insurance premium financings; and

(r) Liens on property subject to Sale/Leaseback Transactions permitted hereunder and general intangibles related thereto;

provided that the term “Permitted Liens” shall not include any Lien securing Indebtedness, other than Liens referred to clauses (c), (d), (e), (k) or (m) above securing letters of credit, bank guarantees or similar instruments.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, limited liability partnership, Governmental Authority or other entity.

“Plan” means any “employee pension benefit plan,” as defined in Section 3(2) of ERISA (other than a Multiemployer Plan), that is subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the US Borrower or any of its ERISA Affiliates is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Platform” has the meaning specified in Section 9.01(d).

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Prime Rate” means the rate of interest last quoted by The Wall Street Journal as the “Prime Rate” in the U.S. or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as determined by the Administrative Agent) or any similar release by the Federal Reserve Board (as determined by the Administrative Agent). Each change in the Prime Rate shall be effective from and including the date such change is publicly announced or quoted as being effective.

“Private Side Lender Representatives” means, with respect to any Lender, representatives of such Lender that are not Public Side Lender Representatives.

“Pro Rata Percentage” means, with respect to any Lender, with respect to Revolving Loans, LC Exposure, Swingline Exposure or Floorplan Loans, a percentage equal to a fraction the numerator of which is such Lender’s Revolving Commitment and the denominator of which is the aggregate Revolving Commitments of all Revolving Lenders (if the Revolving Commitments have terminated or expired, the Pro Rata Percentages shall be determined based upon such Revolving Lender’s share of the aggregate Revolving Exposure at that time); provided that, in the case of Section 2.17 when a Defaulting Lender shall exist, “Pro Rata Percentage” shall mean the percentage of the aggregate Revolving Commitments (disregarding any Defaulting Lender’s Revolving Commitment) represented by such Lender’s Revolving Commitment.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Qualified Acquisition” means any Acquisition or other investment (or series of Acquisitions or investments consummated in any 12-month period) that involves the payment of consideration or assumption of Indebtedness by the US Borrower and its Subsidiaries in excess of $750,000,000.

“Qualifying Lender” means, in relation to a payment by or in respect of a UK Borrower under a Loan Document, a Lender which is beneficially entitled (in the case of a Treaty Lender, within the meaning of the relevant UK Treaty) to interest payable to that Lender in respect of an advance under a Loan Document and is:

(a) a Lender:

(i) which is a bank (as defined for the purpose of section 879 of the ITA) making an advance under a Loan Document and is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance or would be within such charge as respects such payments apart from section 18A of the CTA; or

(ii) in respect of an advance made under a Loan Document by a person that was a bank (as defined for the purpose of section 879 of the ITA) at the time that that advance was made and is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance; or

(b) a Lender which is:

(i) a company resident in the United Kingdom for United Kingdom tax purposes;

(ii) a partnership each member of which is:

(A) a company so resident in the United Kingdom; or

(B) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of Section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(iii) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of Section 19 of the CTA) of that company; or

(c) a Treaty Lender.

“Rating Agencies” means S&P, Moody’s and Fitch.

“Receivables Facility” means any of one or more receivables financing facilities, the obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the US Borrower or any of its Subsidiaries (other than a Receivables Subsidiary) pursuant to which any Subsidiary sells its accounts receivable to either (A) a Person that is not a Subsidiary or (B) a Receivables Subsidiary that in turn sells its accounts receivable to a Person that is not a Subsidiary.

“Receivables Subsidiary” means any Subsidiary formed for the purpose of, and that solely engages only in one or more Receivables Facilities and other activities reasonably related thereto.

“Recipient” means the Administrative Agent, any Issuing Bank or any Lender as applicable.

“Reference Time” with respect to any setting of the then-current Benchmark means (1) if such Benchmark is the Term SOFR Rate, 5:00 a.m. (Chicago time) on the day that is two U.S. Government Securities Business Days preceding the date of such setting, (2) if such Benchmark is EURIBOR Rate, 11:00 a.m. Brussels time two TARGET Days preceding the date of such setting, (3) if the RFR for such Benchmark is SONIA, then four Business Days prior to such setting, (4) if such Benchmark is Daily Simple SOFR, then four U.S. Government Securities Business Days prior to such setting, (5) if such Benchmark is Term CORRA, 1:00 p.m. (Toronto time) on the day that is two RFR Business Days preceding the date of such setting, and (6) if such Benchmark is none of the Term SOFR Rate, Daily Simple SOFR, the EURIBOR Rate, SONIA, Term CORRA or Daily Simple ESTR, the time determined by the Administrative Agent in its reasonable discretion.

“Register” has the meaning specified in Section 9.04(b)(iv).

“Regulatory Authority” has the meaning specified in Section 9.12.

“Related Indemnitee Parties” means, with respect to any specified Person, (a) any controlling Person or controlled Affiliate of such Person, (b) the respective directors, officers or employees of such Person or any of its controlling Persons or controlled Affiliates, and (c) the respective agents of such Person or any of its controlling Persons or controlled Affiliates, in the case of this clause (c), acting at the instructions of such Person, controlling person or such controlled Affiliate.

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the directors, officers, partners, members, trustees, employees, agents, administrators, managers, representatives and advisors of such Person and of such Person’s Affiliates.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment or within or upon any building, structure, facility or fixture.

“Relevant Governmental Body” means (i) with respect to a Benchmark Replacement in respect of Loans denominated in Dollars, the Federal Reserve Board and/or the NYFRB or a committee officially endorsed or convened by the Federal Reserve Board and/or the NYFRB or, in each case, any successor thereto, (ii) with respect to a Benchmark Replacement in respect of Revolving Loans denominated in Sterling, the Bank of England, or a committee officially endorsed or convened by the Bank of England or, in each case, any successor thereto, (iii) with respect to a Benchmark Replacement in respect of Revolving Loans denominated in Euros, the European Central Bank, or a committee officially endorsed or convened by the European Central Bank or, in each case, any successor thereto, and (iv) with respect to a Benchmark Replacement in respect of Revolving Loans denominated in any other currency, (a) the central bank for the currency in which such Benchmark Replacement is denominated or any central bank or other supervisor which is responsible for supervising either (1) such Benchmark Replacement or (2) the administrator of such Benchmark Replacement or (b) any working group or committee officially endorsed or convened by (1) the central bank for the currency in which such Benchmark Replacement is denominated, (2) any central bank or other supervisor that is responsible for supervising either (A) such Benchmark Replacement or (B) the administrator of such Benchmark Replacement, (3) a group of those central banks or other supervisors or (4) the Financial Stability Board or any part thereof.

“Relevant Rate” means (i) with respect to any Term Benchmark Borrowing denominated in Euros, the Adjusted EURIBOR Rate, (ii) with respect to any Term Benchmark Borrowing denominated in Dollars, the Term SOFR Rate, (iii) with respect to any Term Benchmark Borrowing denominated in Canadian Dollars, Term CORRA, (iv) with respect to any RFR Borrowing denominated in Dollars, the applicable Daily Simple RFR, (v) with respect to any RFR Borrowing denominated in Sterling, the applicable Daily Simple RFR, (vi) with respect to any RFR Borrowing denominated in Euros, the applicable Daily Simple RFR, (vii) with respect to any RFR Borrowing denominated in Canadian Dollars, the applicable Daily Simple RFR, as applicable.

“Relevant Screen Rate” means (i) with respect to any Term Benchmark Borrowing denominated in Dollars, the Term SOFR Reference Rate, (ii) with respect to any Term Benchmark Borrowing denominated in Euros, the EURIBOR Screen Rate or (iii) with respect to any Term Benchmark Borrowing denominated in Canadian Dollars, Term CORRA, as applicable.

“Required Lenders” means, at any time, Lenders (other than Defaulting Lenders) having Revolving Exposures, Term Loans and unused Commitments representing more than 50% of the sum of the Aggregate Revolving Exposure, outstanding Term Loans and unused Commitments at such time.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Responsible Officer” means, with respect to any Person, the Financial Officer or any executive vice president, senior vice president, vice president, director, designated member, secretary or assistant secretary of such Person and any other officer or similar official thereof responsible for the administration of the obligations of such Person in respect of this Agreement and, as to any document delivered on the Effective Date, any secretary or assistant secretary of such Person.

“Restricted Cash” means Cash and Cash Equivalents held by the US Borrower and its Subsidiaries that are contractually restricted from being distributed to the US Borrower or that are classified as “restricted cash” on the consolidated balance sheet of the US Borrower prepared in accordance with GAAP.

“Revaluation Date” means (a) with respect to any Loan denominated in any Alternative Currency, each of the following: (i) the date of the Borrowing of such Loan and (ii) each date of a conversion into or continuation of such Loan pursuant to the terms of this Agreement; (b) with respect to any Letter of Credit denominated in an Alternative Currency, each of the following: (i) the date on which such Letter of Credit is issued, (ii) the first Business Day of each calendar quarter and (iii) the date of any amendment of such Letter of Credit that has the effect of increasing the face amount thereof; and (c) any additional date as the Administrative Agent may reasonably determine at any time when an Event of Default exists.

“Revolving Availability Period” means the period from and including the Effective Date to but excluding the earlier of the Maturity Date and the date of termination of the Revolving Commitments.

“Revolving Commitment” means, with respect to each Revolving Lender, the commitment of such Revolving Lender to make Revolving Loans, to acquire participations in certain Letters of Credit and certain Swingline Loans hereunder and to pay Floorplan Loan Payment Obligations, expressed as an amount representing the maximum aggregate permitted amount of such Revolving Lender’s Revolving Exposure hereunder, as such commitment may be (a) reduced from time to time pursuant to Section 2.06, (b) established or increased from time to time pursuant to Section 2.18 or Section 2.21 or (c) reduced or increased from time to time pursuant to assignments by or to such Revolving Lender pursuant to Section 9.04. The initial amount of each Revolving Lender’s Revolving Commitment is set forth on Schedule 2.01 under the heading “Revolving Commitment”, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Revolving Commitment, as applicable. The initial aggregate amount of the Lenders’ Revolving Commitments is $2,250,000,000. For the avoidance of doubt, usage under the UK Sublimit shall be deemed to reduce availability under the Revolving Commitments on a dollar for dollar basis.

“Revolving Commitment Fee” has the meaning specified in Section 2.09(a).

“Revolving Commitment Increase” has the meaning specified in Section 2.21(a).

“Revolving Exposure” means, with respect to any Lender at any time, the aggregate outstanding principal amount of such Lender’s Revolving Loans, its LC Exposure, its Swingline Exposure and its Floorplan Loan Exposure.

“Revolving Facility” means the revolving credit, swingline, letter of credit and floorplan facilities, in each case contemplated by Article II and the incremental revolving facilities, if any, contemplated by Section 2.21.

“Revolving Lender” means, at any time, each Person (i) listed on Schedule 2.01 that has a Revolving Commitment at such time and any other Person that shall have become a party hereto pursuant to an Assignment and Assumption with respect to Revolving Commitments, other than any such Person that shall have ceased to be a party hereto pursuant to an Assignment and Assumption, or (ii) that, after the Aggregate Revolving Commitments have expired or been terminated, holds a Revolving Loan or a participation in a Letter of Credit or Swingline Loan at such time.

“Revolving Loan” means a Loan made by a Revolving Lender to a Borrower pursuant to Section 2.01(b) pursuant to their applicable Revolving Commitments including, to the extent permitted by Section 2.21, any Incremental Revolving Loan.

“RFR” means, for any RFR Loan denominated in (a) Sterling, SONIA, (b) Euros, ESTR, (c) Dollars, Daily Simple SOFR and (d) Canadian Dollars, Daily Simple CORRA.

“RFR Administrator” means the SONIA Administrator, ESTR Administrator the SOFR Administrator or Term CORRA Administrator.

“RFR Borrowing” means, as to any Borrowing, the RFR Loans comprising such Borrowing.

“RFR Business Day” means, for any Loan denominated in (a) Sterling, any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which banks are closed for general business in London, (b) Euros, any day that is a TARGET Day, except for a (i) Saturday or (ii) a Sunday, (c) Dollars, a U.S. Government Securities Business Day and (d) Canadian Dollars, any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which commercial banks in Toronto, Ontario are authorized or required by law to remain closed.

“RFR Interest Day” has the meaning specified in the definition of “Daily Simple RFR”.

“RFR Loan” means a Loan that bears interest at a rate based on the Daily Simple RFR.

“S&P” means Standard & Poor’s Rating Services, a Standard & Poor’s Financial Services LLC business.

“Sale/Leaseback Transaction” means an arrangement relating to property owned by the US Borrower or any Subsidiary whereby the US Borrower or such Subsidiary sells or transfers such property to any Person and the US Borrower or any Subsidiary leases such property from such Person or its Affiliates.

“Sanctioned Country” means, at any time, a country, region or territory that is itself or whose government is the subject or target of comprehensive territorial Sanctions (at the date of this Agreement, Crimea, Cuba, Iran, North Korea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic and the non-Ukrainian government controlled areas of the Kherson and Zaporizhzhia regions of Ukraine).

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State or by the United Nations Security Council, the European Union, any European Union member state, or the United Kingdom, or any other relevant sanctions authority, (b) any Person operating, organized or resident in a Sanctioned Country, or (c) any Person owned at least 50 percent, or controlled, by any Person or Persons described in the preceding clauses (a) and (b).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union member state, or the United Kingdom, or any other relevant sanctions authority.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933.

“Similar Business” means any business and any services, activities or businesses directly related or similar to, or incidental, corollary, synergistic or complementary to any line of business engaged in by the US Borrower and its Subsidiaries or any business activity that is a reasonable extension, development or expansion thereof or ancillary thereto.

“Senior Notes” means the (a) $1,000 million aggregate principal amount of 2.670% senior notes due December 1, 2026, (b) $600 million aggregate principal amount of 4.250% senior notes due April 1, 2028, (c) $500 million aggregate principal amount of 3.276% senior notes due December 1, 2028, (d) $700 million aggregate principal amount of 3.250% senior notes due February 15, 2029, (e) $600 million aggregate principal amount of 5.100% senior notes due March 1, 2030, (f) $1,000 million 3.569% senior notes due December 1, 2031 and (g) $600 million 5.550% senior notes due August 22, 2034, in each case, issued by the US Borrower and CDW Finance Corporation.

“Senior Unsecured Rating” means, with respect to any Rating Agency as of any date of determination, (a) the rating by such Rating Agency of the senior unsecured long-term indebtedness of the US Borrower or (b) if, and only if, such Rating Agency shall not have in effect the rating referred to in clause (a), the US Borrower’s “corporate credit” (however denominated) rating assigned by such Rating Agency.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the NYFRB (or a successor administrator of the secured overnight financing rate).

“SOFR Administrator’s Website” means the NYFRB’s Website, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“SOFR Determination Date” has the meaning specified in the definition of “Daily Simple SOFR”.

“SOFR Rate Day” has the meaning specified in the definition of “Daily Simple SOFR”.

“SONIA” means, with respect to any Business Day, a rate per annum equal to the Sterling Overnight Index Average for such Business Day published by the SONIA Administrator on the SONIA Administrator’s Website on the immediately succeeding Business Day.

“SONIA Administrator” means the Bank of England (or any successor administrator of the Sterling Overnight Index Average).

“SONIA Administrator’s Website” means the Bank of England’s website, currently at http://www.bankofengland.co.uk, or any successor source for the Sterling Overnight Index Average identified as such by the SONIA Administrator from time to time.

“Statutory Reserve Rate” means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves), expressed as a decimal, established by the Board of Governors for eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board of Governors). Such reserve percentages shall include those imposed pursuant to such Regulation D. Term Benchmark Loans for which the associated Benchmark is adjusted by reference to the Statutory Reserve Rate (per the related definition of such Benchmark) shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Sterling” means the lawful currency of the United Kingdom.

“Subsequent Transaction” has the meaning specified in Section 1.04(e).

“subsidiary” means, with respect to any Person (the “parent”) at any date, (a) any Person the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date and (b) any other Person (i) of which Equity Interests representing more than 50% of the equity value or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (ii) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

“Subsidiary” means any subsidiary of the US Borrower, including, for the avoidance of doubt, the UK Borrower.

“Subsidiary Guarantor” has the meaning specified in Section 5.10(a).

“Subsidiary Guaranty” and “Subsidiary Guaranties” has the meaning specified in Section 5.10(a).

“Swingline Exposure” means, at any time, the sum of the aggregate of all outstanding Swingline Loans. The Swingline Exposure of any Lender at any time shall be its Pro Rata Percentage of the aggregate Swingline Exposure.

“Swingline Lender” means JPMorgan, in its capacity as lender of Swingline Loans hereunder.

“Swingline Loan” means a Loan made pursuant to Section 2.19.

“Syndication Agents” means JPMorgan Chase Bank, N.A., Bank of America, N.A., Mizuho Bank, Ltd. and Wells Fargo Bank, N.A., each in its capacity as syndication agent for the Facilities.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), value added taxes, or any other goods and services, use or sales taxes, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax and penalties applicable thereto.

“TARGET2” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilizes a single shared platform and which was launched on November 19, 2007.

“TARGET Day” means any day on which TARGET2 (or, if such payment system ceases to be operative, such other payment system, if any, determined by the Administrative Agent to be a suitable replacement) is open for the settlement of payments in Euro.

“Tax Confirmation” means a confirmation by a Lender that a person beneficially entitled to interest payable to that Lender in respect of an advance under a Loan Document is either:

(a) a company resident in the United Kingdom for United Kingdom tax purposes;

(b) a partnership each member of which is (x) a company resident in the United Kingdom for United Kingdom tax purposes, or (y) a company not so resident which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of Section 19 of the CTA) the whole of any share of such interest that is attributable to it because of Part 17 of the CTA; or

(c) a company not resident in the United Kingdom for United Kingdom tax purposes which carries on a trade in the United Kingdom through a permanent establishment and which brings into account such interest in computing the chargeable profits (within the meaning of Section 19 of the CTA) of that company.

“Tax Deduction” means, with respect to any payment under a Loan Document in respect of a Loan to the UK Borrower, a deduction or withholding for or on account of United Kingdom withholding Tax.

“Term Benchmark” when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted EURIBOR Rate, the Term SOFR Rate or Adjusted Term CORRA Rate, as applicable.

“Term CORRA” means, for any calculation with respect to any Term Benchmark borrowing denominated in Canadian dollars, the Term CORRA Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term CORRA Determination Day”) that is two (2) Business Days prior to the first day of such Interest Period, as such rate is published by the Term CORRA Administrator; provided, however, that if as of 1:00 p.m. (Toronto time) on any Periodic Term CORRA Determination Day the Term CORRA Reference Rate for the applicable tenor has not been published by the Term CORRA Administrator and a Benchmark Replacement Date with respect to the Term CORRA Reference Rate has not occurred, then Term CORRA will be the Term CORRA Reference Rate for such tenor as published by the Term CORRA Administrator on the first preceding Business Day for which such Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator so long as such first preceding Business Day is not more than five (5) Business Days prior to such Periodic Term CORRA Determination Day.

“Term CORRA Administrator” means Candeal Benchmark Administration Services Inc., TSX Inc., or any successor administrator.

“Term CORRA Loan” means a Loan denominated in Canadian Dollars made by the Lenders (or any one of them) to the applicable Borrower which bears interest at a rate based on Term CORRA.

“Term CORRA Reference Rate” means the forward-looking term rate based on CORRA.

“Term Lender” means a Lender with a Term Loan Commitment or holding a Term Loan.

“Term Loan Commitment” means, initially, the Initial Term Loan Commitment, and any other commitment of any Term Lender to make Term Loans, including any Incremental Term Loans.

“Term Loan Facility” means the term loan facility contemplated by Article II and the incremental term loan facilities, if any, contemplated by Section 2.21.

“Term Loan Increase” has the meaning specified in Section 2.21(a).

“Term Loans” means the Initial Term Loans and/or any Incremental Term Loans.

“Term SOFR Determination Day” has the meaning specified in the definition of Term SOFR Reference Rate.

“Term SOFR Rate” means, with respect to any Term Benchmark Borrowing denominated in Dollars and for any tenor comparable to the applicable Interest Period, the Term SOFR Reference Rate at approximately 5:00 a.m., Chicago time, two U.S. Government Securities Business Days prior to the commencement of such tenor comparable to the applicable Interest Period, as such rate is published by the CME Term SOFR Administrator. For the avoidance of doubt, if the Term SOFR Rate as determined pursuant to the foregoing would be less than the Floor, such rate shall be deemed to be equal to the Floor for purposes of the Agreement.

“Term SOFR Reference Rate” means, for any day and time (such day, the “Term SOFR Determination Day”), with respect to any Term Benchmark Borrowing denominated in Dollars and for any tenor comparable to the applicable Interest Period, the rate per annum published by the CME Term SOFR Administrator and identified by the Administrative Agent as the forward-looking term rate based on SOFR. If by 5:00 pm (New York City time) on such Term SOFR Determination Day, the “Term SOFR Reference Rate” for the applicable tenor has not been published by the CME Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Rate has not occurred, then, so long as such day is otherwise a U.S. Government Securities Business Day, the Term SOFR Reference Rate for such Term SOFR Determination Day will be the Term SOFR Reference Rate as published in respect of the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate was published by the CME Term SOFR Administrator, so long as such first preceding U.S. Government Securities Business Day is not more than five (5) U.S. Government Securities Business Days prior to such Term SOFR Determination Day.

“Termination Date” means the date upon which all Commitments have terminated, no Floorplan Open Approvals, Floorplan Loan Payment Obligations or Letters of Credit are outstanding (or if Floorplan Loan Payment Obligations or Letters of Credit remain outstanding, as to which the Administrative Agent has been furnished a cash deposit, a back up standby letter of credit in accordance with the terms of this Agreement or other arrangement acceptable to the Floorplan Funding Agent or relevant Issuing Banks, in each case if applicable), and all Loans, Floorplan Loan Exposure and LC Exposure, together with all interest, fees and other non-contingent Obligations, have been paid in full in cash or otherwise provided for as set forth in the preceding parenthetical.

“Total Assets” means total assets of the US Borrower and its Subsidiaries on a consolidated basis prepared in accordance with GAAP, shown on the most recent balance sheet of the US Borrower and its Subsidiaries as may be expressly stated.

“Transactions” means (a) the execution, delivery and performance by the Borrowers of the Loan Documents, the borrowing of the Loans and the use of proceeds thereof, (b) the Effective Date Refinancing, and (c) the payment of fees and expenses in connection with the foregoing.

“Treaty Lender” means, in relation to a payment of interest by or in respect of a UK Borrower under a Loan Document, a Lender which:

(a) is treated as a resident of a UK Treaty State for the purposes of the relevant UK Treaty and is entitled to the benefit of such UK Treaty;

(b) does not carry on a business in the United Kingdom through a permanent establishment with which that Lender’s participation in the Revolving Loans is effectively connected; and

(c) fulfils all other conditions which must be fulfilled in order to benefit from full exemption under the relevant UK Treaty and UK domestic law from Tax imposed by the United Kingdom on interest payable to that Lender in respect of an advance under a Loan Document, including the completion of any necessary procedural formalities.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to Term SOFR Rate, Adjusted EURIBOR Rate, Adjusted Term CORRA Rate, each Daily Simple RFR or Alternate Base Rate.

“UK Borrower” has the meaning specified in the Preamble.

“UK Commitment Termination Date” has the meaning specified in Section 2.06(c).

“UK Financial Institutions” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Non Bank Lender” means a Lender which gives a Tax Confirmation in the documentation which it executes on becoming a Lender.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“UK Sublimit” means, initially, $350,000,000, which amount may be increased by up to $100,000,000 in connection with Incremental Commitments incurred in accordance with Section 2.21. For the avoidance of doubt (i) the UK Sublimit is a sub-facility of the Revolving Facility, (ii) the UK Sublimit (including any increase in the UK Sublimit) will not increase the aggregate amount of the Revolving Commitments and (iii) usage of the UK Sublimit shall be deemed to reduce availability under the Revolving Commitments on a dollar-for-dollar basis.

“UK Treaty State” means a jurisdiction having a double taxation agreement (a “UK Treaty”) with the UK which makes provision for full exemption from tax imposed in the UK on interest.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“US Borrower” has the meaning specified in the Preamble.

“U.S. Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“USA PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.

“VAT” means:

(a) any value added tax imposed pursuant to the United Kingdom Value Added Tax Act 1994;

(b) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) and any national legislation implementing that Directive or any predecessor to it or supplemental to that Directive; and

(c) any other tax of a similar nature, whether imposed in the United Kingdom or in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in clauses (a) or (b) above, or imposed elsewhere.

“Voting Shares” means, with respect to any Person, outstanding shares of capital stock or other Equity Interests of any class of such Person entitled to vote in the election of directors, or otherwise to participate in the direction of the management and policies, of such Person, excluding shares or other Equity Interests entitled so to vote or participate only upon the happening of some contingency.

“Wells Fargo CDF” has the meaning specified in the Preamble.

“Wells Fargo Inventory Financing Agreement” means that certain Inventory Financing Agreement, dated as of October 12, 2007, by and among Wells Fargo CDF (as successor to GE Commercial Distribution Finance Corporation), CDW Logistics, Inc., an Illinois corporation, CDW Technologies, Inc., a Wisconsin corporation, CDW Direct, LLC, an Illinois limited liability company, and CDW Government LLC, an Illinois limited liability company.

“wholly owned”, when used in reference to a subsidiary of any Person, means that all the Equity Interests in such subsidiary (other than directors’ qualifying shares and other nominal amounts of Equity Interests that are required to be held by other Persons under applicable law) are owned, beneficially and of record, by such Person, another wholly owned subsidiary of such Person or any combination thereof.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

SECTION 1.02. Classification of Loans and Borrowings. For purposes of this Agreement, Loans and Borrowings may be classified and referred to by Class (e.g., a “Revolving Loan” or a “Term Loan”) or by Type (e.g., a “ABR Loan”, “Term Benchmark Loan” or “RFR Loan” or “ABR Borrowing”, “Term Benchmark Borrowing” or “RFR Borrowing”) or by Class and Type.

SECTION 1.03. Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all real and personal, tangible and intangible assets and properties. The word “law” shall be construed as referring to all statutes, rules, regulations, codes and other laws (including official rulings and interpretations thereunder having the force of law or with which affected Persons customarily comply), and all judgments, orders, writs and decrees, of all Governmental Authorities. All references to “in the ordinary course of business” of the US Borrower or any Subsidiary thereof means (i) in the ordinary course of business of, or in furtherance of an objective that is in the ordinary course of business of the US Borrower or such Subsidiary, as applicable, (ii) customary and usual in the industry or industries of the US Borrower and its Subsidiaries in the United States or any other jurisdiction in which the US Borrower or any Subsidiary does business, as applicable, or (iii) generally consistent with the past or current practice of the US Borrower or such Subsidiary, as applicable, or any similarly situated businesses of the United States or any other jurisdiction in which the US Borrower or any Subsidiary does business, as applicable. With respect to any Default or Event of Default, the words “exists”, “is continuing” or similar expressions with respect thereto shall mean that the Default or Event of Default has occurred and has not yet been cured or waived. Except as otherwise provided herein and unless the context requires otherwise, (a) any definition of or reference to any agreement, instrument or other document (including this Agreement and the other Loan Documents) shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, amended and restated, supplemented or otherwise modified (subject to any restrictions on such amendments, restatements, amendment and restatements, supplements or modifications set forth herein), (b) any definition of or reference to any statute, rule or regulation shall be construed as referring thereto as from time to time amended, supplemented or otherwise modified (or any successor, statute, rule or regulation thereof), and all references to any statute shall be construed as referring to all rules, regulations, rulings and official interpretations promulgated or issued thereunder, (c) any reference herein to any Person shall be construed to include such Person’s successors and assigns (subject to any restrictions on assignment set forth herein) and, in the case of any Governmental Authority, any other Governmental Authority that shall have succeeded to any or all functions thereof, (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (e) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement.

SECTION 1.04. Accounting Terms; GAAP; Pro Forma Calculations.

(a) Except as otherwise expressly provided herein, all terms of an accounting or financial nature used herein shall be construed in accordance with GAAP as in effect from time to time; provided that (i) if US Borrower, by notice to the Administrative Agent, shall request an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent or the Required Lenders, by notice to US Borrower, shall request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith and (ii) notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed (other than for purposes of Sections 3.04, 5.01(a) and 5.01(b)), and all computations of amounts and ratios referred to herein shall be made, (A) without giving effect to (x) any election under Financial Accounting Standards Board Accounting Standards Codification 825 (or any other Accounting Standards Codification having a similar result or effect) (and related interpretations) to value any Indebtedness at “fair value”, as defined therein, or (y) any other accounting principle that results in any Indebtedness being reflected on a balance sheet at an amount less than the stated principal amount thereof, (B) without giving effect to any treatment of Indebtedness in respect of convertible debt instruments under Accounting Standards Codification 470-20 (or any other Accounting Standards Codification having a similar result or effect) (and related interpretations) to value any such Indebtedness in a reduced or bifurcated manner as described therein, and such Indebtedness shall at all times be valued at the full stated principal amount thereof, and (C) without giving effect to any change in accounting for leases resulting from the implementation of Financial Accounting Standards Board ASU No. 2016-02, Leases (Topic 842), to the extent any lease (or similar arrangement conveying the right to use) would be required to be treated as a capital lease where such lease (or similar arrangement) would not have been required to be so treated under GAAP as in effect on December 31, 2016.

(b) All pro forma computations required to be made hereunder giving effect to any transaction shall be calculated after giving pro forma effect thereto (and, in the case of any pro forma computations made hereunder to determine whether such transaction is permitted to be consummated hereunder, to any other transactions consummated (or permitted to have been consummated) since the first day of the period covered by any component of such pro forma computation and on or prior to the date of such determination) as if such transaction had occurred on the first day of the period of four consecutive fiscal quarters ending with the most recent fiscal quarter for which financial statements shall have been delivered pursuant to Section 5.01(a) or 5.01(b) (or, prior to the delivery of any such financial statements, ending with the last fiscal quarter included in the financial statements referred to in Section 3.04(a)), and, to the extent applicable, to the historical earnings and cash flows associated with the assets acquired or disposed of and any related incurrence or reduction of Indebtedness, all in accordance with Article 11 of Regulation S-X under the Securities Act. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Hedging Agreement applicable to such Indebtedness if such Hedging Agreement has a remaining term in excess of 12 months).

(c) Whenever US Borrower elects to give pro forma effect in accordance with Section 1.04(b) above for the implementation of any restructuring, operational initiative, business optimization, operational or technology change or improvement, the pro forma calculations shall be made in good faith by a financial officer of US Borrower and may include, for the avoidance of doubt, the amount of “run-rate” cost savings, operating expense reductions, operating initiatives, other operating improvements and synergies projected by US Borrower in good faith to be realizable as a result of specified actions taken, committed to be taken or expected to be taken in the good faith determination of US Borrower (calculated on a pro forma basis as though such cost savings, operating expense reductions, operating initiatives, other operating improvements and synergies had been realized in full on the first day of such period and as if such cost savings, operating expense reductions, operating initiatives, other operating improvements and synergies were realized in full during the entirety of such period and “run-rate” means the full recurring benefit for a period that is associated with any action taken, committed to be taken or with respect to which substantial steps have been taken or are expected to be taken (including any savings expected to result from the elimination of a public target’s compliance costs with public company requirements), whether prior to or following the Effective Date, net of the amount of actual benefits realized during such period from such actions, and any such adjustments (herein, the “Pro Forma Adjustments”) shall be included in the initial pro forma calculations of such financial ratios or tests and during any subsequent four quarter period in which the effects thereof are expected to be realizable) relating to such transactions or actions; provided that (a) such amounts are reasonably identifiable and factually supportable, (b) such actions are taken, committed to be taken or expected to be taken (in the good faith determination of US Borrower) no later than eighteen (18) months after the consummation or commencement, as applicable, of any change that is expected to result in such cost savings or synergies, (c) no amounts shall be added to the extent duplicative of any amounts that are otherwise added back in computing Consolidated EBITDA (or any other components thereof), whether through a pro forma adjustment or otherwise, with respect to such period and (d) the aggregate amount of such Pro Forma Adjustments (together with all amounts added back under clauses (a)(viii) and (a)(ix) of the definition of Consolidated EBITDA) shall not exceed the greater of (x) $260,000,000 and (y) 15% of EBITDA of the US Borrower for the period of four consecutive fiscal quarters most recently ended prior to the determination date (calculated after giving effect to any adjustments pursuant to this Section 1.04(c) and clauses (a)(viii) and (a)(ix) of the definition of Consolidated EBITDA).

(d) In connection with any action being taken in connection with a Limited Condition Transaction, for purposes of: (i) determining compliance with any provision of this Agreement which requires the calculation of any financial ratio or test, including the Leverage Ratio; (ii) determining the accuracy of representations and warranties and/or whether a Default or Event of Default has occurred and is continuing; (iii) testing availability under baskets set forth in this Agreement (including baskets measured as a percentage of Consolidated EBITDA or Total Assets), in each case, as a condition to the consummation of any Limited Condition Transaction, at the option of the US Borrower (the US Borrower’s election to exercise such option in connection with any Limited Condition Transaction, an “LCT Election”), the date of determination of whether the relevant condition is satisfied shall be deemed to be the date of (or on the basis of the financial statements for the most recently ended fiscal period at the time of) the execution of the definitive agreement for such Limited Condition Transaction is entered into (the “LCT Test Date”), and if, after giving pro forma effect to the Limited Condition Transaction and the other transactions to be entered into in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof), the US Borrower or any of its Subsidiaries would have been permitted to take such action on the relevant LCT Test Date in compliance with such ratio, test or basket, such ratio, test or basket shall be deemed to have been satisfied; provided that if financial statements for one or more subsequent fiscal quarters or fiscal years, as applicable, shall have become available prior to the consummation of the applicable Limited Condition Transaction, the US Borrower may elect, in its sole discretion, to re-determine whether the relevant condition is satisfied above on the basis of such financial statements (for the avoidance of doubt, giving pro forma effect to such Limited Condition Transaction), in which case, such date of redetermination shall thereafter be deemed to be the applicable test date of such ratio, test or basket for purposes of the applicable LCT Election. For the avoidance of doubt, if the US Borrower has made an LCT Election and any of the ratios, tests or baskets for which compliance was determined or tested as of the LCT Test Date would have failed to have been satisfied as a result of fluctuations in any such ratio, test or basket, including due to fluctuations in Consolidated EBITDA or Total Assets (including due to fluctuations of the target of any Limited Condition Transaction), at or prior to the consummation of the relevant transaction or action, such baskets, tests or ratios will not be deemed to have failed to have been satisfied as a result of such fluctuations. If the US Borrower has made an LCT Election for any Limited Condition Transaction, then in connection with any event or transaction occurring after the relevant LCT Test Date (other than, for the avoidance of doubt, the determination of the Leverage Ratio in Section 6.06) and prior to the earlier of (i) the date on which such Limited Condition Transaction is consummated and (ii) the date that the definitive agreement for such Limited Condition Transaction is terminated, expires or passes or is revoked, as applicable, without consummation of such Limited Condition Transaction (a “Subsequent Transaction”) in connection with which a ratio, test or basket availability calculation must be made on a pro forma basis or giving pro forma effect to such Subsequent Transaction, for purposes of determining whether such ratio, test or basket availability has been complied with under this Agreement, any such ratio, test or basket shall be required to be satisfied on a pro forma basis assuming such Limited Condition Transaction and other transactions in connection therewith have been consummated.

SECTION 1.05. Currency Translation.

(a) All references in the Loan Documents to Loans, Letters of Credit, Obligations, covenant baskets and other amounts shall be denominated in Dollars unless expressly provided otherwise. Compliance with all such Dollar denominated amounts shall be based on the Dollar Equivalent of any amounts denominated or reported under a Loan Document in a currency other than Dollars and shall be determined by the Administrative Agent on any Revaluation Date. Notwithstanding anything herein to the contrary, if any Obligation is funded and expressly denominated in a currency other than Dollars, the Borrowers shall repay such Obligation (including any interest thereon) in such other currency. All fees payable under Section 2.09 shall be payable in Dollars. Notwithstanding anything to the contrary in this Agreement, with respect to the amount of any Indebtedness, Lien, or affiliate transaction, no Default or Event of Default shall be deemed to have occurred solely as a result of any dollar basket being exceeded due to a change in the rate of currency exchange occurring after the time of any such specified transaction so long as such specified transaction was permitted at the time incurred, made, acquired, committed, entered or declared. No Default or Event of Default shall arise as a result of any limitation or threshold set forth in Dollars in Section 7.01(f), (g) or (k) being exceeded solely as a result of changes in currency exchange rates from those rates applicable on the last day of the fiscal quarter immediately preceding the fiscal quarter in which such determination occurs or in respect of which such determination is being made.

(b) Wherever in this Agreement in connection with a Borrowing, conversion, continuation or prepayment of a Term Benchmark Loan or a RFR Loan or the issuance, amendment or extension of a Letter of Credit, an amount, such as a required minimum or multiple amount, is expressed in Dollars, but such Borrowing, Loan or Letter of Credit is denominated in an Alternative Currency, such amount shall be the Dollar Equivalent of such amount (rounded to the nearest unit of such Alternative Currency, with 0.5 of a unit being rounded upward), as determined by the Administrative Agent or the Issuing Bank, as the case may be.

SECTION 1.06. Rounding. The calculation of any financial ratios under this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-down if there is no nearest number).

SECTION 1.07. Interest Rates. The interest rate on a Loan denominated in Dollars or an Alternative Currency may be derived from an interest rate benchmark that may be discontinued or is, or may in the future become, the subject of regulatory reform. Upon the occurrence of a Benchmark Transition Event, Section 2.11(b) provides a mechanism for determining an alternative rate of interest. The Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, the administration, submission, performance or any other matter related to any interest rate used in this Agreement, or with respect to any alternative or successor rate thereto, or replacement rate thereof, including without limitation, whether the composition or characteristics of any such alternative, successor or replacement reference rate will be similar to, or produce the same value or economic equivalence of, the existing interest rate being replaced or have the same volume or liquidity as did any existing interest rate prior to its discontinuance or unavailability. The Administrative Agent and its affiliates and/or other related entities may engage in transactions that affect the calculation of any interest rate used in this Agreement or any alternative, successor or alternative rate (including any Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain any interest rate used in this Agreement, any component thereof, or rates referenced in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrowers, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

SECTION 1.08. Divisions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized and acquired on the first date of its existence by the holders of its Equity Interests at such time.

SECTION 1.09. Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

SECTION 1.10. Timing of Payment and Performance. When the payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or performance required on a day which is not a Business Day, the date of such payment or performance shall extend to the immediately succeeding Business Day and such extension of time shall be reflected in computing interest or fees, as the case may be.

SECTION 1.11. Letter of Credit Amounts. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the amount of such Letter of Credit available to be drawn at such time; provided that with respect to any Letter of Credit that, by its terms or the terms of any Letter of Credit Agreement related thereto, provides for one or more automatic increases in the available amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum amount is available to be drawn at such time.

SECTION 1.12. Leases. Notwithstanding anything herein to the contrary, all leases of equipment (whether operating or Finance Lease Obligations) entered into by the US Borrower and its Subsidiaries in connection with Bundled Solutions shall be disregarded with respect to any calculation involving leases to the extent such leases are assigned to a Bundled Solutions customer or are otherwise supported by back-to-back leases of such equipment to a Bundled Solutions customer, in each case in the ordinary course of business.

ARTICLE II

THE CREDITS

SECTION 2.01. Commitments.

(a) Subject to the terms and conditions set forth herein, each Term Lender agrees to make Initial Term Loans in Dollars to the US Borrower on the Effective Date in a principal amount not exceeding its applicable Initial Term Loan Commitment. Amounts repaid or prepaid in respect of Term Loans may not be reborrowed.

(b) Subject to the terms and conditions set forth herein, each Revolving Lender agrees to make Revolving Loans in any Agreed Currency to the Borrowers (each such loan, a “Revolving Loan”) from time to time during the Revolving Availability Period in an aggregate principal amount that will not result in (i) such Revolving Lender’s Revolving Exposure exceeding such Revolving Lender’s Revolving Commitment, (ii) the Aggregate Revolving Exposure exceeding the Aggregate Revolving Commitment or (iii) the Aggregate Revolving Exposure to the UK Borrower exceeding the UK Sublimit, if applicable. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrowers may borrow, prepay and reborrow Revolving Loans without premium or penalty (but subject to Section 2.13, if applicable).

SECTION 2.02. Loans and Borrowings.

(a) Each Term Loan shall be made as part of a Borrowing consisting of Term Loans of the same Type made by the applicable Term Lenders ratably in accordance with their respective Term Loan Commitments. The failure of any Term Lender to make any Term Loan required to be made by it shall not relieve any other Term Lender of its obligations hereunder; provided that the Term Loan Commitments of the Term Lenders are several and no Term Lender shall be responsible for any other Term Lender’s failure to make Term Loans as required.

(b) Each Revolving Loan (other than a Swingline Loan) shall be made as part of a Borrowing consisting of Revolving Loans of the same Type made by the Lenders ratably in accordance with their respective Revolving Commitments. The failure of any Revolving Lender to make any Revolving Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Revolving Commitments of the Revolving Lenders are several and no Revolving Lender shall be responsible for any other Revolving Lender’s failure to make Revolving Loans as required. Any Swingline Loan shall be made in accordance with the procedures set forth in Section 2.19.

(c) Subject to Sections 2.11 and 2.12, each Borrowing (other than Swingline Loans) shall be comprised (i) in the case of Borrowings in Dollars, entirely of ABR Loans or Term Benchmark Loans and (ii) in the case of Borrowings in Euros, entirely of Term Benchmark Loans, (iii) in the case of Borrowings in Sterling, entirely of RFR Loans and (iv) in the case of Borrowings in Canadian Dollars, entirely of Term Benchmark Loans, in each case, as the applicable Borrower may request in accordance herewith. Each Swingline Loan to the US Borrower shall be an ABR Loan, each Swingline Loan denominated in Euros to the UK Borrower shall be a RFR Loan, each Swingline Loan denominated in Canadian Dollars to the UK Borrower shall be a Canadian Prime Rate Loan and each Swingline Loan denominated in Sterling to the UK Borrower shall be a RFR Loan. Each Lender at its option may make any Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of the US Borrower or UK Borrower, as applicable, to repay such Loan in accordance with the terms of this Agreement.

(d) At the commencement of each Interest Period for any Term Benchmark Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of $1,000,000 and not less than $1,000,000; provided that a Term Benchmark Borrowing that results from a continuation of an outstanding Term Benchmark Borrowing may be in an aggregate amount that is equal to such outstanding Borrowing. At the time that each ABR Borrowing and/or RFR Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of $1,000,000 and not less than $1,000,000; provided that an ABR Borrowing may be in an aggregate amount that is equal to the entire unused balance of the Aggregate Revolving Commitment. Borrowings of more than one Type and Class may be outstanding at the same time; provided that there shall not at any time be more than a total of fifteen (15), or eighteen (18) after the date of any increase in accordance with Section 2.21 (or such greater number as may be agreed to by the Administrative Agent), Term Benchmark Borrowings and RFR Borrowings outstanding.

(e) Notwithstanding any other provision of this Agreement, the Borrowers shall not be entitled to request, or to elect to convert to or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date.

SECTION 2.03. Requests for Borrowings. To request a Borrowing, the applicable Borrower shall notify the Administrative Agent of such request by telephone or in writing (a) in the case of a Term Benchmark Borrowing denominated in Dollars, not later than 12:30 p.m., New York City time, three U.S. Government Securities Business Days before the date of the proposed Borrowing, (b) in the case of a Term Benchmark Borrowing denominated in Euros, not later than 12:30 p.m., New York City time, three Business Days before the date of the proposed Borrowing, (c) in the case of a Term Benchmark Borrowing denominated in Canadian Dollars, not later than 12:30 p.m., New York City time, three Business Days before the date of the proposed Borrowing, (d) in the case of an RFR Borrowing denominated in Sterling, not later than 12:30 p.m., New York City time, five RFR Business Days before the date of the proposed Borrowing or (e) in the case of an ABR Borrowing, not later than 12:30 p.m., New York City time, on the day of the proposed Borrowing; provided that any such notice of an ABR Borrowing to finance the reimbursement of an LC Disbursement as contemplated by Section 2.20(e) may be given not later than 12:30 p.m. on the date of the proposed Borrowing. Each such telephonic and written Borrowing Request shall be irrevocable and shall be made (or, if telephonic, confirmed promptly) by hand delivery or facsimile to the Administrative Agent of an executed written Borrowing Request. Each such telephonic and written Borrowing Request shall specify the following information in compliance with Section 2.02:

(i) whether the requested Borrowing is to be a Term Loan Borrowing or Revolving Loan Borrowing;

(ii) the applicable Borrower, the aggregate amount and Agreed Currency of such Borrowing;

(iii) the date of such Borrowing, which shall be a Business Day;

(iv) whether such Borrowing is to be an ABR Borrowing, a Term Benchmark Borrowing or an RFR Borrowing;

(v) in the case of a Term Benchmark Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”; and

(vi) the location and number of the account of the applicable Borrower to which funds are to be disbursed.

If no election as to the currency of a Borrowing is specified, then the requested Borrowing shall be made in Dollars. If no election as to the Type of Borrowing is specified, then the requested Borrowing shall be an ABR Borrowing made in Dollars. If no Interest Period is specified with respect to any requested Term Benchmark Borrowing, then the US Borrower shall be deemed to have selected an Interest Period of one month’s duration. Promptly following receipt of a Borrowing Request in accordance with this Section, the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

Notwithstanding the foregoing, in no event shall the Borrower be permitted to request an RFR Loan or a Canadian Prime Rate Loan denominated in Dollars or Canadian Dollars (it being understood and agreed that, with respect to (x) any RFR Borrowing denominated in Dollars or Canadian Dollars, Daily Simple RFR shall only apply to the extent provided in Sections 2.11(a), 2.11(b) and 2.11(f) and (y) any Canadian Prime Rate Borrowing denominated in Canadian Dollars shall only apply to the extent provided in Sections 2.11(a), 2.11(f) and 2.19).

SECTION 2.04. Funding of Borrowings.

(a) Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 1:00 p.m., New York City time (or 1:00 p.m., London time with respect to Revolving Loans denominated in an Agreed Currency (other than Dollars)) (or, in the case of ABR Loans, such later time as shall be two hours after the delivery by the applicable Borrower of a Borrowing Request therefor in accordance with Section 2.03), in each case, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders; provided that Swingline Loans shall be made as provided in Section 2.19. The Administrative Agent will make such Loans available to the applicable Borrower by promptly remitting the amounts so received, in like funds, to an account of the applicable Borrower; provided that ABR Loans made to finance the reimbursement of an LC Disbursement as provided in Section 2.20(e) shall be remitted by the Administrative Agent to the Applicable Issuing Bank.

(b) Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with clause (a) of this Section and may, in reliance on such assumption, make available to the applicable Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrowers severally agree to pay to the Administrative Agent forthwith on written demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the applicable Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of a payment to be made by such Lender, the greater of the applicable Overnight Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation or (ii) in the case of a payment to be made by the applicable Borrower, the interest rate applicable to ABR Loans or, in the case of Alternative Currencies, in accordance with such market practice, in each case, as applicable. If the Borrowers and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the applicable Borrower the amount of such interest paid by the applicable Borrower for such period. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing. Any payment by the applicable Borrower shall be without prejudice to any claim the applicable Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

SECTION 2.05. Interest Elections.

(a) Each Borrowing initially shall be of the Type and Agreed Currency and, in the case of a Term Benchmark Borrowing, shall have an initial Interest Period as specified in the applicable Borrowing Request or as otherwise provided in Section 2.03. Thereafter, the applicable Borrower may elect to convert such Borrowing to a Borrowing of a different Type or to continue such Borrowing and, in the case of a Term Benchmark Borrowing, may elect Interest Periods therefor, all as provided in this Section. The applicable Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing.

(b) To make an election pursuant to this Section, the applicable Borrower shall notify the Administrative Agent of such election by telephone or in writing by the time that a Borrowing Request would be required under Section 2.03 if the applicable Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such telephonic and written Interest Election Request shall be irrevocable and shall be made (or, if telephonic, confirmed promptly) by hand delivery or facsimile to the Administrative Agent of an executed written Interest Election Request. Each telephonic and written Interest Election Request shall specify the following information in compliance with Section 2.02:

(i) the applicable Borrower, the Agreed Currency and the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii) whether the resulting Borrowing is to be an ABR Borrowing, a Term Benchmark Borrowing or an RFR Borrowing; and

(iv) if the resulting Borrowing is to be a Term Benchmark Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period.”

If any such Interest Election Request requests a Term Benchmark Borrowing but does not specify an Interest Period, then the applicable Borrower shall be deemed to have selected an Interest Period of one month’s duration.

(c) Promptly following receipt of an Interest Election Request in accordance with this Section, the Administrative Agent shall advise each Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.

(d) If the applicable Borrower fails to deliver a timely Interest Election Request with respect to a Term Benchmark Borrowing in Dollars prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be deemed to have been continued as a Term Benchmark Borrowing for an Interest Period of one month. If the applicable Borrower fails to deliver a timely and complete Interest Election Request with respect to a Term Benchmark Borrowing in Euros prior to the end of the Interest Period therefor, then, unless such Term Benchmark Borrowing is repaid as provided herein, the applicable Borrower shall be deemed to have selected that such Term Benchmark Borrowing shall automatically be continued as a Term Benchmark Borrowing in Euros with an Interest Period of one month at the end of such Interest Period. If the applicable Borrower fails to deliver a timely Interest Election Request with respect to a Term Benchmark Borrowing in Canadian Dollars prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be deemed to have been continued as a Term Benchmark Borrowing for an Interest Period of one month. Notwithstanding any contrary provision hereof, if an Event of Default under clause (h) or (i) of Section 7.01 has occurred and is continuing with respect to the applicable Borrower, or if any other Event of Default has occurred and is continuing and the Administrative Agent, at the request of (x) in the case of a Borrowing denominated in Dollars, the Required Lenders and (y) in the case of a Borrowing denominated in an Alternative Currency, a Majority in Interest of the applicable Class has notified the applicable Borrower of the election to give effect to this sentence on account of such other Event of Default, then, in each such case, so long as such Event of Default is continuing, (i) no outstanding Borrowing may be converted to or continued as a Term Benchmark Borrowing or an RFR Borrowing and (ii) unless repaid, (x)(A) each Term Benchmark Borrowing denominated in Dollars shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto and (B) each RFR Borrowing denominated in Dollars shall be converted to an ABR Borrowing on the following Interest Payment Date applicable thereto and (y) each Term Benchmark Borrowing and each RFR Borrowing, in each case denominated in an Alternative Currency shall bear interest at the Central Bank Rate for the applicable Agreed Currency plus the CBR Spread; provided that if the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that the Central Bank Rate for the applicable Agreed Currency cannot be determined, any outstanding affected Term Benchmark Loans denominated in any Agreed Currency shall either be (A) converted to an ABR Borrowing denominated in Dollars (in an amount equal to the Dollar Equivalent of such Alternative Currency) at the end of the Interest Period, as applicable, therefor or (B) prepaid at the end of the applicable Interest Period, as applicable, in full; provided that if no election is made by the applicable Borrower by the earlier of (x) the date that is three Business Days after receipt by the applicable Borrower of such notice and (y) the last day of the current Interest Period for the applicable Term Benchmark Loan, the applicable Borrower shall be deemed to have elected clause (A) above.

SECTION 2.06. Termination and Reduction of Commitments.

(a) Unless previously terminated, the Revolving Commitments of each Class shall terminate upon the applicable Maturity Date for such Class. Unless previously terminated, the Initial Term Loan Commitments shall terminate upon the making of such Initial Term Loans in a corresponding amount on the Effective Date.

(b) The US Borrower may at any time terminate, or from time to time permanently reduce, the Revolving Commitments; provided that (i) each reduction of the Revolving Commitments shall be in an amount that is an integral multiple of $1,000,000 and not less than $5,000,000, (ii) US Borrower shall not terminate or reduce the Revolving Commitments if, after giving effect to any concurrent prepayment of the Revolving Loans in accordance with Section 2.08, the Aggregate Revolving Exposure would exceed the Aggregate Revolving Commitment, (iii) the other Revolving Exposure limitations set forth in Sections 2.01 and 2.02 shall be satisfied after giving effect to any such reduction and (iv) with respect to a partial reduction, the amount of Aggregate Revolving Commitments shall not be less than $250,000,000.

(c) The UK Borrower may from time to time terminate, or from time to time permanently reduce, the UK Sublimit under the Revolving Commitments; provided that (i) each reduction of the UK Sublimit under the Revolving Commitments shall be in an amount that is an integral multiple of $1,000,000 and not less than $1,000,000 and (ii) the UK Borrower shall not reduce the UK Sublimit under the Revolving Commitments if after giving effect to any concurrent prepayment of the Revolving Loans in accordance with Section 2.08, (I) the Aggregate Revolving Exposure to the UK Borrower would exceed the UK Sublimit or (II) the Aggregate Revolving Exposure would exceed the Aggregate Revolving Commitment. The date on which the UK Sublimit under the Revolving Commitments is terminated in full in accordance with this Section 2.06(c), the “UK Commitment Termination Date”.

(d) The applicable Borrower shall notify the Administrative Agent of any election to terminate or reduce the Revolving Commitments and/or the UK Sublimit under clauses (b) and/or (c) of this Section at least three Business Days prior to the effective date of such termination or reduction, specifying the effective date thereof. Promptly following receipt of any such notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each notice delivered by the applicable Borrower pursuant to this Section shall be irrevocable; provided that a notice of termination or reduction of the Revolving Commitments and/or the UK Sublimit under clauses (b) and/or (c) of this Section may state that such notice is conditioned upon the occurrence of one or more events specified therein, in which case such notice may be revoked by the applicable Borrower (by notice to the Administrative Agent) on or prior to the specified effective date if such condition is not satisfied. Any termination or reduction of the Revolving Commitments shall be permanent. Each reduction of the Revolving Commitments shall be made ratably among the Lenders in accordance with their respective Revolving Commitments.

SECTION 2.07. Repayment of Loans; Evidence of Debt.

(a) The US Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of each Lender the then unpaid principal amount of each Loan of such Lender made to any Borrower on the Maturity Date. The UK Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of each Lender the then unpaid principal amount of each Loan of such Lender made to the UK Borrower on the Maturity Date. The US Borrower and the UK Borrower, as applicable, hereby unconditionally promise to pay (severally and not jointly) to the Administrative Agent for the account of the Swingline Lenders the then unpaid principal amount of each Swingline Loan made to such Borrower on the earlier of the Maturity Date and the fifth Business Day after such Swingline Loan is made; provided that on each date that a Borrowing is made, the Borrower shall repay all Swingline Loans then outstanding and the proceeds of any such Borrowing shall be applied by the Administrative Agent to repay any Swingline Loans outstanding. For the avoidance of doubt, and subject to the proviso to Section 5.10(a), the UK Borrower shall not be liable for (and will not guarantee or be deemed to guarantee) any Loan made to (or other Obligations of) the US Borrower.

(b) The records maintained by the Administrative Agent, the Issuing Banks and the Lenders shall (in the case of the Lenders, to the extent they are not inconsistent with the records maintained by the Administrative Agent pursuant to Section 9.04(b)(iv)) be prima facie evidence of the existence and amounts of the obligations of the Borrowers in respect of the Loans, interest and fees due or accrued hereunder; provided that the failure of the Administrative Agent, any Issuing Bank or any Lender to maintain such records or any error therein shall not in any manner affect the obligation of the Borrowers to pay any amounts due hereunder in accordance with the terms of this Agreement.

(c) Any Lender may request that Loans made by it be evidenced by a promissory note. In such event, the applicable Borrower shall prepare, execute and deliver to such Lender a promissory note payable to such Lender and its registered assigns and in a form approved by the Administrative Agent. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form payable to the payee named therein and its registered assigns.

SECTION 2.08. Prepayment of Loans.

(a) The Borrowers shall have the right at any time and from time to time to prepay any Borrowing in whole or in part, without premium or penalty, subject to the requirements of this Section.

(b) The US Borrower shall notify the Administrative Agent by delivery of a Notice of Loan Prepayment of any optional prepayment hereunder (i) in the case of prepayment of a Term Benchmark Borrowing denominated in Dollars, not later than 12:30 p.m., New York City time, three U.S. Government Securities Business Days before the date of prepayment, (ii) in the case of prepayment of an RFR Borrowing denominated in Dollars, not later than 12:30 p.m., New York City time, three U.S. Government Securities Business Days before the date of prepayment, (iii) in the case of prepayment of a Term Benchmark Borrowing denominated in Euros, not later than 12:30 p.m., New York City time, three Business Days before the date of prepayment, (iv) in the case of a prepayment of a Term Benchmark Borrowing denominated in Canadian Dollars, not later than 12:30 p.m., New York City time, three Business Days before the date of prepayment, (v) in the case of prepayment of an RFR Borrowing denominated in Sterling, not later than 12:30 p.m., New York City time, five RFR Business Days before the date of prepayment, and (vi) in the case of prepayment of an ABR Borrowing, not later than 12:30 p.m., New York City time, one Business Day before the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date, the Agreed Currency and the Borrowing or Borrowings to be prepaid and the principal amount of each such Borrowing or portion thereof to be prepaid; provided that a Notice of Loan Prepayment may state that such notice is conditioned upon the occurrence of one or more events specified therein, in which case such notice may be revoked by the applicable Borrower (by notice to the Administrative Agent) on or prior to the specified effective date if such condition is not satisfied. Promptly following receipt of any such notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of an advance of a Borrowing of the same Type as provided in Section 2.02. Each prepayment of a Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing. Prepayments shall be accompanied by accrued interest to the extent required by Section 2.10.

(c) In the event and on such occasion that the total Aggregate Revolving Exposure exceeds the Aggregate Revolving Commitments or any other Revolving Exposure limitations set forth in Sections 2.01 and 2.02 are not satisfied, the US Borrower shall promptly prepay the Revolving Loans, Floorplan Loan Exposure, LC Exposure and/or Swingline Loans in an aggregate amount equal to such excess. In the event and on such occasion that the Aggregate Revolving Exposure to the UK Borrower exceeds the UK Sublimit, the UK Borrower shall prepay the Revolving Loans, LC Exposure and/or Swingline Loans made to such UK Borrower in an aggregate amount equal to such excess. All prepayments required by this Section 2.08(c) shall be applied to reduce the outstanding principal balance of the Revolving Loans, including Swingline Loans (without a permanent reduction of the any Commitment) and to cash collateralize outstanding LC Exposure and Floorplan Loan Exposure.

SECTION 2.09. Fees.

(a) The US Borrower agrees to pay to the Administrative Agent for the account of each Lender a commitment fee (the “Revolving Commitment Fee”), which shall accrue at the Applicable Rate on the daily amount of the Available Revolving Commitment of such Lender during the period from and including the Effective Date to but excluding the date on which such Revolving Commitment terminates. Accrued Revolving Commitment Fees in respect of the Revolving Commitments shall be payable in arrears on the fifteenth day following the last Business Day of March, June, September and December of each year and on the date on which the Revolving Commitments terminate, commencing on the first such date to occur after the Effective Date. All Revolving Commitment Fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(b) The US Borrower agrees to pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon between the US Borrower and the Administrative Agent, including pursuant to the Agent Fee Letter.

(c) All fees payable hereunder shall be paid on the dates due, in immediately available funds, to (i) in the case of the Revolving Commitment Fees, the Administrative Agent for distribution to the Lenders entitled thereto and (ii) in the case of any fees payable to the Administrative Agent for its own account, to the Administrative Agent. Fees paid shall not be refundable under any circumstances.

(d) The US Borrower agrees to pay (i) to the Administrative Agent for the account of each Lender a participation fee with respect to its participations in Letters of Credit at a per annum rate equal to the Applicable Rate applicable to Term Benchmark Loans, on the average daily amount of such Lender’s LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Effective Date to but excluding the later of the date on which such Lender’s Revolving Commitment terminates and the date on which such Lender ceases to have any LC Exposure, and (ii) to each Issuing Bank a fronting fee, which shall accrue at the rate of 0.125% per annum on the average daily amount of the LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Effective Date to but excluding the later of the date of termination of the Revolving Commitments and the date on which there ceases to be any LC Exposure, as well as such Issuing Bank’s standard fees with respect to the issuance, amendment, cancellation, negotiation, transfer, renewal or extension of any Letter of Credit or processing of drawings thereunder. Participation fees and fronting fees accrued through and including the last day of each March, June, September and December of each year shall be payable in arrears on the fifteenth day following the last Business Day of March, June, September and December of each year, commencing on the first such date to occur after the Effective Date; provided that all such fees shall be payable on the date on which the Revolving Commitments terminate and any such fees accruing after the date on which the Commitments terminate shall be payable on demand. Any other fees payable to an Issuing Bank pursuant to this clause (d) shall be payable within 30 days after written demand. All participation fees and fronting fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed.

(e) Subject to receipt from the Floorplan Funding Agent, the Administrative Agent agrees to pay to each Lender, for its own account, for each period set forth below, a fee (the “Floorplan Loan Exposure Fee”) in an amount equal to (i) the Applicable Floorplan Loan Exposure Fee Percentage per annum multiplied by (ii) the product of (A) a fraction, the numerator of which is the average daily amount of the Revolving Commitment (or, if the Revolving Commitments have terminated, the aggregate Revolving Exposure to the Borrowers) of such Lender during such period and the denominator of which is average daily amount of aggregate Revolving Commitments (or, if the Revolving Commitments have terminated, the aggregate Revolving Exposure to the Borrowers) of all Lenders during such period multiplied by (B) the average daily amount of the Floorplan Loan Exposure (but excluding that portion attributable to unreimbursed Floorplan Loan Payments) for such period. After receipt of the corresponding fee from the Floorplan Funding Agent, the Administrative Agent shall pay the Floorplan Loan Exposure Fee to each Lender in arrears on (i) the first Business Day of each calendar quarter for the preceding calendar quarter (or portion thereof), commencing on the first such date to occur following the Effective Date and continuing until the date upon which the Floorplan Loan Exposure (other than unreimbursed Floorplan Loan Payments) is permanently reduced to $0 upon or following the Termination Date, and (ii) on the date the Floorplan Loan Exposure (other than unreimbursed Floorplan Loan Payments) is permanently reduced to $0 upon or following the Termination Date.

SECTION 2.10. Interest.

(a) The Loans comprising each ABR Borrowing (including each Swingline Loan to the US Borrower) shall bear interest at the Alternate Base Rate plus the Applicable Rate.

(b) The Loans comprising each Term Benchmark Borrowing shall bear interest at the Term SOFR Rate (in the case of such Borrowings in Dollars), the Adjusted EURIBOR Rate (in the case of such Borrowings in Euro) or the Adjusted Term CORRA Rate (in the case of such Borrowings in Canadian Dollars) for the Interest Period in effect for such Borrowing plus the Applicable Rate for such Term Benchmark Borrowing, as applicable.

(c) The Loans comprising each RFR Borrowing (other than a Swingline Loan) shall bear interest at a rate per annum equal to the applicable Daily Simple RFR plus the Applicable Rate.

(d) The Swingline Loans to the UK Borrower shall bear interest (i) in the case of Swingline Loan denominated in Euros or Sterling, at the applicable Daily Simple RFR and (ii) in the case of Swingline Loans denominated in Canadian Dollars, at a rate per annum equal to the Canadian Prime Rate, in each case, plus the Applicable Rate.

(e) Notwithstanding the foregoing, if an Event of Default under Section 7.01(a) or (b) shall have occurred and be continuing, whether at stated maturity, upon acceleration or otherwise, then, upon the written request of the Required Lenders until the related defaulted amount shall have been paid in full, to the extent permitted by law, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of any Loan, 2.00% per annum plus the rate otherwise applicable to such Loan as provided in the preceding paragraphs of this Section or (ii) in the case of overdue interest, overdue fees or any other amounts on any Loan with respect to any Revolving Commitment, 2.00% per annum plus the rate applicable to ABR Loans, as provided in clause (a) of this Section 2.10.

(f) Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan and, in the case of Revolving Loans, upon the termination of the Revolving Commitments; provided that (i) interest accrued pursuant to clause (e) of this Section shall be payable on written demand of the Required Lenders, (ii) in the event of any repayment or prepayment of any Loan (other than a prepayment of an ABR Loan prior to the end of the Revolving Availability Period), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of a Term Benchmark Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion. Any accrued and unpaid interest on any Loan shall be due and payable on the date such Loan is repaid.

(g) Interest computed by reference to the Term SOFR Rate, Daily Simple SOFR or the EURIBOR Rate with respect to Dollars and Euros hereunder shall be computed on the basis of a year of 360 days. Interest computed by reference to the Daily Simple RFR with respect to Sterling, Term CORRA, Daily Simple CORRA, the Canadian Prime Rate or the Alternate Base Rate only at times when the Alternate Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or, in the case of Alternate Base Rate, 366 days in a leap year). In each case interest shall be payable for the actual number of days elapsed (including the first day but excluding the last day). All interest hereunder on any Loan shall be computed on a daily basis based upon the outstanding principal amount of such Loan as of the applicable date of determination. Any determination of the applicable Alternate Base Rate, Term SOFR Rate, Term SOFR Rate, Adjusted EURIBOR Rate, EURIBOR Rate, Adjusted Term CORRA Rate, Term CORRA, the Canadian Prime Rate or the applicable Daily Simple RFR, as applicable, shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

(h) For purposes of disclosure pursuant to the Interest Act (Canada) (R.S.C. 1985, c.I15, as amended), the annual rates of interest or fees to which the rates of interest or fees provided in this Agreement and the other Loan Documents (and stated herein or therein, as applicable, to be computed on the basis of three hundred sixty-five (365) days (or three hundred sixty-six (366) days in a leap year)) are equivalent are the rates so determined multiplied by the actual number of days in the applicable calendar year and divided by three hundred sixty-five (365) days (or three hundred sixty-six (366) days in a leap year), respectively. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement or any other Loan Documents, and the rates of interest stipulated in this Agreement and the other Loan Documents are intended to be nominal rates and not effective rates or yields.

SECTION 2.11. Inability to Determine Rates.

(a) Subject to clauses (b), (c), (d), (e) and (f) of this Section 2.11, if:

(i) the Administrative Agent determines (which determination shall be conclusive absent manifest error) (A) prior to the commencement of any Interest Period for the Term SOFR Rate, the Adjusted EURIBOR Rate or the Adjusted Term CORRA Rate, as applicable (including because the Relevant Screen Rate is not available or published on a current basis), for the applicable Agreed Currency and such Interest Period or (B) at any time, that adequate and reasonable means do not exist for ascertaining the applicable Daily Simple RFR for the applicable Agreed Currency; or

(ii) the Administrative Agent is advised by the Required Lenders that (A) prior to the commencement of any Interest Period for a Term Benchmark Borrowing, the Term SOFR Rate, the Adjusted EURIBOR Rate or the Adjusted Term CORRA Rate, as applicable, for the applicable Agreed Currency and such Interest Period will not adequately and fairly reflect the cost to such Lenders (or Lender) of making or maintaining their Loans (or its Loan) included in such Borrowing for the applicable Agreed Currency and such Interest Period or (B) at any time, the applicable Daily Simple RFR for the applicable Agreed Currency will not adequately and fairly reflect the cost to such Lenders (or Lender) of making or maintaining their Loans (or its Loan) included in such Borrowing for the applicable Agreed Currency;

then the Administrative Agent shall give notice thereof to the US Borrower and the Lenders by telephone, telecopy or electronic mail as promptly as practicable thereafter and, until (x) the Administrative Agent notifies the US Borrower and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark and (y) and the applicable Borrower delivers a new Interest Election Request in accordance with the terms of Section 2.05 or a new Borrowing Request in accordance with the terms of Section 2.03, (A) for Loans denominated in Dollars, (1) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Term Benchmark Borrowing and any Borrowing Request that requests a Term Benchmark Borrowing shall instead be deemed to be an Interest Election Request or a Borrowing Request, as applicable, for (x) an RFR Borrowing denominated in Dollars so long as the Daily Simple RFR for Dollar Borrowings is not also the subject of Section 2.11(a)(i) or (ii) above or (y) an ABR Borrowing if the Daily Simple RFR for Dollar Borrowings also is the subject of Section 2.11(a)(i) or (ii) above and (2) any Borrowing Request that requests a Term Benchmark Borrowing shall instead be deemed to be a Borrowing Request, as applicable, for an RFR Borrowing or an ABR Borrowing, as applicable, and (B) for Revolving Loans denominated in an Alternative Currency, any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Term Benchmark Borrowing or an RFR Borrowing and any Borrowing Request that requests a Term Benchmark Borrowing or an RFR Borrowing, in each case, for the relevant Benchmark, shall be ineffective; provided that if the circumstances giving rise to such notice affect only one Type of Borrowings, then all other Types of Borrowings shall be permitted.

Furthermore, if any Term Benchmark Loan or RFR Loan in any Agreed Currency is outstanding on the date of the US Borrower’s receipt of the notice from the Administrative Agent referred to in this Section 2.11(a) with respect to a Relevant Rate applicable to such Term Benchmark Loan or RFR Loan, as applicable, then until (x) the Administrative Agent notifies the US Borrower and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark and (y) the US Borrower delivers a new Interest Election Request in accordance with the terms of Section 2.05 or a new Borrowing Request in accordance with the terms of Section 2.03, (A) for Loans denominated in Dollars, any Term Benchmark Loan shall on the last day of the Interest Period applicable to such Loan (or the next succeeding Business Day if such day is not a Business Day), be converted by the Administrative Agent to, and shall constitute (x) an RFR Borrowing denominated in Dollars so long as the Daily Simple RFR for Dollar Borrowings is not also the subject of Section 2.11(a)(i) or (ii) above or (y) if the Daily Simple RFR for Dollar Borrowings also is the subject of Section 2.11(a)(i) or (ii) above, an ABR Loan, on such day and (B) for Revolving Loans denominated in an Alternative Currency, any Term Benchmark Loan shall, on the last day of the Interest Period applicable to such Loan (or the next succeeding Business Day if such day is not a Business Day) bear interest at the Central Bank Rate for the applicable Alternative Currency plus the CBR Spread; provided that if the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that the Central Bank Rate for the applicable Alternative Currency cannot be determined, any outstanding affected Term Benchmark Loans denominated in any Alternative Currency shall, at the US Borrower’s election prior to such day, either: (1) be prepaid by the US Borrower on such day or (2) solely for the purpose of calculating the interest rate applicable to such Term Benchmark Loan, such Term Benchmark Loan denominated in any Alternative Currency shall be deemed to be a Term Benchmark Loan denominated in Dollars and shall accrue interest at the same interest rate applicable to Term Benchmark Loans denominated in Dollars at such time and (C) any RFR Loan shall bear interest at the Central Bank Rate for the applicable Alternative Currency plus the CBR Spread; provided that if the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that (x) the Central Bank Rate for the applicable Alternative Currency or (y) the Canadian Prime Rate, in each case, cannot be determined, any outstanding affected RFR Loans or Canadian Prime Rate Loans denominated in any Alternative Currency or Canadian dollars, as applicable, at the US Borrower’s election, shall either (1) be converted into ABR Loans denominated in Dollars (in an amount equal to the Dollar Equivalent of such Alternative Currency) immediately or (2) be prepaid in full immediately.

(b) Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (1), (2) or (3) of the definition of “Benchmark Replacement” with respect to Dollars, Canadian Dollars or Euros, as applicable, for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (4) of the definition of “Benchmark Replacement” with respect to any Agreed Currency for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders.

(c) Notwithstanding anything to the contrary herein or in any other Loan Document, the Administrative Agent (in consultation with the US Borrower) will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(d) The Administrative Agent will promptly notify the US Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (e) below and (v) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.11, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.11.

(e) Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Rate, EURIBOR Rate or Term CORRA) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Administrative Agent may modify the definition of “Interest Period” for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(f) Upon the US Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the US Borrower may revoke any request for (i) a Term Benchmark Borrowing, conversion to or continuation of Term Benchmark Loans to be made, converted or continued or (ii) an RFR Borrowing or conversion to RFR Loans, during any Benchmark Unavailability Period and, failing that, either (x) the US Borrower will be deemed to have converted any request for a Term Benchmark Borrowing or RFR Borrowing, as applicable, denominated in Dollars into a request for a Borrowing of or conversion to (A) an RFR Borrowing denominated in Dollars so long as the Daily Simple RFR for Dollar Borrowings is not the subject of a Benchmark Transition Event or (B) an ABR Borrowing if the Daily Simple RFR for Dollar Borrowings is the subject of a Benchmark Transition Event or (y) any Term Benchmark Borrowing or RFR Borrowing denominated in an Alternative Currency shall be ineffective. During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of Alternate Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of Alternate Base Rate. Furthermore, if any Term Benchmark Loan or RFR Loan in any Agreed Currency is outstanding on the date of the US Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period with respect to a Relevant Rate applicable to such Term Benchmark Loan or RFR Loan, then until such time as a Benchmark Replacement for such Agreed Currency is implemented pursuant to this Section 2.11, (A) for Loans denominated in Dollars any Term Benchmark Loan shall on the last day of the Interest Period applicable to such Loan (or the next succeeding Business Day if such day is not a Business Day), be converted by the Administrative Agent to, and shall constitute, (x) an RFR Borrowing denominated in Dollars so long as the Daily Simple RFR for Dollar Borrowings is not the subject of a Benchmark Transition Event or (y) an ABR Loan if the Daily Simple RFR for Dollar Borrowings is the subject of a Benchmark Transition Event, on such day and (B) for Revolving Loans denominated in an Alternative Currency, (1) any Term Benchmark Loan shall, on the last day of the Interest Period applicable to such Loan (or the next succeeding Business Day if such day is not a Business Day) bear interest at the Central Bank Rate for the applicable Alternative Currency plus the CBR Spread; provided that if the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that the Central Bank Rate for the applicable Alternative Currency cannot be determined, any outstanding affected Term Benchmark Loans denominated in any Alternative Currency shall, at the US Borrower’s election prior to such day: (i) be prepaid by the US Borrower on such day or (ii) solely for the purpose of calculating the interest rate applicable to such Term Benchmark Loan, such Term Benchmark Loan denominated in any Alternative Currency shall be deemed to be a Term Benchmark Loan denominated in Dollars and shall accrue interest at the same interest rate applicable to Term Benchmark Loans denominated in Dollars at such time and (2) any RFR Loan shall bear interest at the Central Bank Rate for the applicable Alternative Currency plus the CBR Spread; provided that if the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that (x) the Central Bank Rate for the applicable Alternative Currency or (y) the Canadian Prime Rate, in each case, cannot be determined, any outstanding affected RFR Loans denominated in any Alternative Currency or Canadian Prime Rate Loans, at the US Borrower’s election, shall either (A) be converted into ABR Loans denominated in Dollars (in an amount equal to the Dollar Equivalent of such Alternative Currency) immediately or (B) be prepaid in full immediately. Notwithstanding anything herein or in any other Loan Document to the contrary, in determining an alternative rate of interest, the Administrative Agent will use commercially reasonable efforts, to the extent the Administrative Agent is permitted to select an alternate benchmark rate or spread adjustment, to implement any proposal reasonably requested by the Borrowers and not adverse to the Lenders that is intended to prevent the use of an alternative rate of interest pursuant to this Section 2.11 from resulting in a deemed exchange of any Indebtedness hereunder under Section 1001 of the Code.

SECTION 2.12. Increased Costs; Illegality.

(a) If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender or Issuing Bank (except any such reserve requirement reflected in the Adjusted EURIBOR Rate or Adjusted Term CORRA Rate);

(ii) impose on any Lender or Issuing Bank or the applicable offshore interbank market for the applicable Agreed Currency any other condition, cost or expense (other than Taxes) affecting this Agreement or the Loans made by such Lender, Floorplan Loan Payment Obligation or any Letter of Credit or participation therein; or

(iii) subject any Recipient to any Taxes (other than Indemnified Taxes or Excluded Taxes) with respect to its loans, letters of credit, commitments or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto;

and the result of any of the foregoing shall be to increase the cost to such Lender or such Issuing Bank or other Recipient of making, converting to, continuing or maintaining any Loan or Floorplan Loan Payment Obligations or of maintaining its obligation to make any Loan or Floorplan Loan Payment Obligations or increase the cost to any Recipient of issuing or maintaining any Letter of Credit or purchasing or maintaining a participation therein, or to reduce the amount of any sum received or receivable by such Lender or such Issuing Bank or other Recipient hereunder (whether of principal, interest or any other amount) then, from time to time within 10 days following request of such Lender or such Issuing Bank or other Recipient (accompanied by a certificate in accordance with clause (c) of this Section), the Borrowers will pay to such Lender, such Issuing Bank or other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender, such Issuing Bank or other Recipient for such additional costs or expenses incurred or reduction suffered; provided that such Lender, such Issuing bank or other Recipient shall only be entitled to seek such additional amounts if such Person is generally seeking the payment of similar additional amounts from similarly situated borrowers in comparable credit facilities to the extent it is entitled to do so; provided, further that the Borrowers shall not be liable for such compensation in the case of requests for reimbursement under clause (ii) above resulting from a market disruption, unless (A) the relevant circumstances are generally affecting the banking market and (B) the applicable request has been made by Lenders constituting Required Lenders.

(b) If any Lender or any Issuing Bank determines that any Change in Law affecting such Lender or Issuing bank or any lending office of such Lender or Issuing Bank or such Lender’s or Issuing Bank’s holding company, if any, regarding capital or liquidity requirements has had or would have the effect of reducing the rate of return on such Lender’s or Issuing Bank’s capital or on the capital of such Lender’s or Issuing Bank’s holding company, if any, as a consequence of this Agreement, the Revolving Commitments of such Lender or the Loans made, Floorplan Loan Payment Obligations paid or participations in Loans purchased by such Lender pursuant hereto or the Letters of Credit issued by such Issuing Bank pursuant hereto by such Lender to a level below that which such Lender or Issuing Bank or such Lender’s or Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or Issuing Bank’s policies and the policies of such Lender’s or Issuing Bank’s holding company with respect to capital adequacy and liquidity), then, from time to time within 10 days following request of such Lender or such Issuing Bank (accompanied by a certificate in accordance with clause (c) of this Section), the Borrowers will pay to such Lender or Issuing Bank such additional amount or amounts as will compensate such Lender or Issuing Bank or such Lender’s or Issuing Bank’s holding company for any such reduction suffered; provided that such Lender or Issuing Bank shall only be entitled to seek such additional amounts if such Person is generally seeking the payment of similar additional amounts from similarly situated borrowers in comparable credit facilities to the extent it is entitled to do so.

(c) A certificate of a Lender or an Issuing Bank setting forth the basis for and, in reasonable detail (to the extent practicable), computation of the amount or amounts necessary to compensate such Lender or Issuing Bank or their respective holding company, as the case may be, as specified in clause (a) or (b) of this Section shall be delivered to the Borrowers and shall be conclusive absent manifest error. The Borrowers shall pay such Lender or Issuing Bank the amount shown as due on any such certificate within 30 days after receipt thereof.

(d) Failure or delay on the part of any Lender or Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s or Issuing Bank’s right to demand such compensation; provided that the Borrowers shall not be required to compensate a Lender or Issuing Bank pursuant to this Section for any increased costs or expenses incurred or reductions suffered more than 180 days prior to the date that such Lender or Issuing Bank notifies the Borrowers of the Change in Law giving rise to such increased costs or expenses or reductions and of such Lender’s or Issuing Bank’s intention to claim compensation therefor; provided further that if the Change in Law giving rise to such increased costs, expenses or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof. The protection of this Section shall be available to each Lender and the respective Issuing Bank regardless of any possible contention of the invalidity or inapplicability of the Change in Law that shall have occurred or been imposed; provided that if, after the payment of any amounts by the Borrowers under this Section, any Change in Law in respect of which a payment was made is thereafter determined to be invalid or inapplicable to the relevant Lender or Issuing Bank, then such Lender or Issuing Bank shall, within 30 days after such determination, repay any amounts paid to it by the Borrowers hereunder in respect of such Change in Law.

(e) If any Lender determines that any Change in Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for such Lender or the applicable lending office of such Lender to make, maintain or fund any Term Benchmark Loan or to charge interest with respect to any Loan, or to determine or charge interest rates, based upon the Term SOFR Rate, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars in the applicable offshore interbank market, then, upon notice thereof by such Lender to the Borrowers and the Administrative Agent, (i) any obligation of such Lender to make, maintain or fund any Term Benchmark Loan, or to continue any Term Benchmark Loan or convert any ABR Loan into a Term Benchmark Loan, or to charge interest with respect to any Loan, or to determine or charge interest rates, based upon the Term SOFR Rate, in each case, shall be suspended, and (ii) if such notice asserts the illegality of such Lender making or maintaining ABR Loans the interest rate on which is determined by reference to the Term SOFR Rate component of the Alternate Base Rate, the interest rate on which ABR Loans of such Lender shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to the Term SOFR Rate component of the Alternate Base Rate, in each case until such Lender notifies the Administrative Agent and the Borrowers that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, (A) the Borrowers shall, upon demand from such Lender (with a copy to the Administrative Agent) prepay or, if applicable, convert all Term Benchmark Loans of such Lender to ABR Loans (the interest rate on which ABR Loans of such Lender shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to the Term SOFR Rate component of the Alternate Base Rate), either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Term Benchmark Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Term Benchmark Loans and (B) if such notice asserts the illegality of such Lender determining or charging interest rates based upon the Term SOFR Rate, the Administrative Agent shall during the period of such suspension compute the Alternate Base Rate applicable to such Lender without reference to the Term SOFR Rate component thereof until the Administrative Agent is advised in writing by such Lender that it is no longer illegal for such Lender to determine or charge interest rates based upon the Term SOFR Rate. Upon any such prepayment or conversion, the Borrowers shall also pay accrued interest on the amount so prepaid or converted.

SECTION 2.13. Funding Losses.

(a) With respect to Loans that are not RFR Loans, in the event of (i) the payment of any principal of any Term Benchmark Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default or an optional or mandatory prepayment of Loans), (ii) the conversion of any Term Benchmark Loan other than on the last day of the Interest Period applicable thereto, (iii) the failure to borrow, convert, continue or prepay any Term Benchmark Loan on the date specified in any notice delivered pursuant hereto (whether or not such notice may be revoked in accordance with the terms hereof), (iv) the failure to prepay any Term Benchmark Loan on a date specified therefor in any notice of prepayment given by the Borrowers (whether or not such notice may be revoked in accordance with the terms hereof) or (v) the assignment of any Term Benchmark Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrowers pursuant to Section 2.16, then, in any such event, the Borrowers shall compensate each Lender for the loss, cost and expense attributable to such event (but not lost profits) within 15 days following written request of such Lender (accompanied by a certificate described below in this Section). A certificate of any Lender delivered to the Borrowers and setting forth the basis for and, in reasonable detail (to the extent practicable), computation of any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be conclusive absent manifest error. The Borrowers shall pay such Lender the amount shown as due on any such certificate within 15 days after receipt thereof.

(b) With respect to RFR Loans, in the event of (i) the payment of any principal of any RFR Loan other than on the Interest Payment Date applicable thereto (including as a result of an Event of Default or an optional or mandatory prepayment of Loans), (ii) the failure to borrow or prepay any RFR Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice may be revoked under Section 2.11(f) and is revoked in accordance therewith), (iii) the assignment of any RFR Loan other than on the Interest Payment Date applicable thereto as a result of a request by the Borrower pursuant to Section 2.16 or (iv) the failure by the Borrowers to make any payment of any Loan or drawing under any Letter of Credit (or interest due thereof) denominated in an Alternative Currency on its scheduled due date or any payment thereof in a different currency, then, in any such event, the Borrowers shall compensate each Lender for the loss, cost and expense attributable to such event. A certificate of any Lender setting forth the basis for and, in reasonable detail, computation of any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrowers shall pay such Lender the amount shown as due on any such certificate within 15 days after receipt thereof.

SECTION 2.14. Taxes.

(a) Payments Free of Taxes. All payments by or on account of any obligation of the Borrowers or any Guarantor under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable withholding agent) requires the deduction or withholding of any Tax in respect of any such payment by any applicable withholding agent, then the applicable withholding agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the Borrowers or such Guarantor, as applicable, shall be increased as necessary so that after all such deductions or withholdings have been made (including such deductions and withholdings applicable to additional sums payable under this Section 2.14) the applicable Lender (or, in the case of a payment received by the Administrative Agent for its own account, the Administrative Agent) receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(b) Payment of Other Taxes. Without limitation or duplication of Section 2.14(a), the Borrowers and the Guarantors shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent, timely reimburse the Administrative Agent for the payment of, any Other Taxes except to the extent that such Other Taxes are imposed by the United Kingdom with respect to a Revolving Loan to the UK Borrower and become payable upon (i) any assignment, transfer, sub-participation or sub-contract of a loan or any rights under this Agreement (or part thereof) by a Recipient (except if made pursuant to Section 2.16); or (ii) a voluntary registration made by any Recipient if such registration is not required by any applicable law or is not necessary to evidence, prove, maintain, enforce, compel or otherwise assert the rights of such Recipient or obligations of any party.

(c) Evidence of Payment. As soon as practicable after any payment of Taxes by the Borrowers or a Guarantor to a Governmental Authority pursuant to this Section, the Borrowers or such Guarantor, as applicable, shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(d) Indemnification by the Borrowers and the Guarantors. Without limitation or duplication of Section 2.14(a) or (b) above, the US Borrower, the Guarantors and, solely with respect to obligations related to Loans to the UK Borrower, the UK Borrower, shall jointly and severally indemnify each Recipient, within 30 days after written demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 2.14) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable out-of-pocket expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority; provided that if, after the payment of any amounts by any Borrower under this Section 2.14(d) any such Indemnified Taxes in respect of which a payment was made are thereafter determined to have been incorrectly or illegally imposed, then the relevant Recipient shall use commercially reasonable efforts to cooperate with such Borrower to obtain a refund of such Taxes (which shall be repaid to such Borrower in accordance with Section 2.14(i)) so long as such efforts would not, in the sole determination of such Recipient, result in any additional out-of-pocket costs or expenses not reimbursed by such Borrower or be otherwise materially disadvantageous to such Recipient; provided, further, that no Borrower shall be required to indemnify the Administrative Agent or any Lender pursuant to this Section 2.14(d) for any amounts to the extent such Recipient fails to notify the applicable Borrower of the relevant possible indemnification claim within six months after such Recipient receives written notice from the applicable Governmental Authority of the specific Tax assessment given rise to such indemnification claim. A certificate as to the amount of such payment or liability delivered to the applicable Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(e) [Reserved].

(f) Status of Lenders. (i) Any Lender that is eligible for an exemption from or reduction of withholding Tax with respect to any payments made under any Loan Document shall deliver to the Borrowers and the Administrative Agent, at the time or times reasonably requested by the Borrowers or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrowers or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrowers or the

Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrowers or the Administrative Agent as will enable the Borrowers and the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Each Lender, upon becoming a party as a Lender that makes a Loan to a UK Borrower, shall, with respect to such Loan, indicate which of the following categories it falls in respect of a UK Borrower: (i) not a Qualifying Lender, (ii) a Qualifying Lender (other than a Treaty Lender), or (c) a Treaty Lender (assuming, for these purposes, the completion of any necessary procedural formalities). If a Lender fails to indicate its status in accordance with this Section 2.14(f), then it shall be treated for the purposes of this Agreement (including by each Borrower and Guarantor) as if it is not a Qualifying Lender, until such time as it notifies the Administrative Agent which category applies (and the Administrative Agent, upon receipt of such notification, shall inform the Borrowers and Guarantors).

(ii) Without limiting the generality of the foregoing, with respect to any Loans or Letters of Credit extended to the US Borrower,

(A) any Lender that is a U.S. Person shall deliver to the US Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the US Borrower or the Administrative Agent), two properly completed and executed copies of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(B) any Foreign Lender shall, to the extent it is legally eligible to do so, deliver to the US Borrower and the Administrative Agent on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the US Borrower or the Administrative Agent), two of whichever of the following is applicable:

(1) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party, a properly completed and executed copies of IRS Form W-8BEN-E or IRS Form W-8BEN, as applicable, establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to such tax treaty;

(2) in the case of a Foreign Lender claiming that its extension of credit will generate U.S. effectively connected income, properly completed and executed copies of IRS Form W-8ECI;

(3) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit I-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of a Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and no payments under any Loan Document are effectively connected with such Lender’s conduct of a U.S. trade or business and (y) properly completed and executed originals of IRS Form W-8BEN-E or IRS Form W-8BEN; or

(4) to the extent a Foreign Lender is not the beneficial owner (for example, where such Foreign Lender is a partnership or a participating Lender), a properly completed and executed copies of IRS Form W-8IMY, accompanied by properly completed and executed copies of IRS Form W-8ECI, IRS Form W-8BEN-E, IRS Form W-8BEN, a U.S. Tax Compliance Certificate substantially in the form of Exhibit I-2 or Exhibit I-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership (and not a participating Lender) and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit I-4 on behalf of such direct and indirect partner(s); and

(5) any Foreign Lender shall, to the extent it is legally eligible to do so, deliver to the US Borrower and the Administrative Agent on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the US Borrower or the Administrative Agent), executed copies of any other documentation prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the US Borrower or the Administrative Agent to determine the withholding or deduction required to be made.

(iii) If a payment made to a Lender or the Administrative Agent under any Loan Document would be subject to Taxes imposed by FATCA if such Lender or the Administrative Agent were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender or the Administrative Agent shall deliver to the Borrowers and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrowers or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrowers or the Administrative Agent as may be necessary for the Borrowers and the Administrative Agent to comply with their obligations under FATCA, and to determine whether such Lender has complied with such Lender’s obligations under FATCA or to determine the amount, if any, to deduct and withhold from such payment. Solely for purposes of this Section 2.14(f)(iii), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any documentation it previously delivered under this Section 2.14(f) expires or becomes obsolete or inaccurate in any respect, it shall promptly update such documentation and deliver such documentation to the Borrowers and the Administrative Agent or promptly notify the Borrowers and the Administrative Agent in writing of its legal ineligibility to do so.

Notwithstanding any other provisions of this Section 2.14(f), a Lender shall not be required to deliver any documentation that such Lender is not legally eligible to deliver.

On or before the date the Administrative Agent (or any successor thereto) becomes a party to this Agreement, the Administrative Agent shall provide to US Borrower, two properly completed and executed copies of the documentation prescribed in clause (i) or (ii) below, as applicable (together with all required attachments thereto): (i) IRS Form W-9 or any successor thereto, or (ii)(A) IRS Form W-8ECI or any successor thereto, with respect to amounts received for its own account and (B) with respect to payments received on account of any Lender, IRS Form W-8IMY evidencing its agreement with the US Borrower to be treated as a “United States person” within the meaning of Section 7701(a)(30) of the Code. At any time thereafter, the Administrative Agent shall provide updated documentation previously provided (or a successor form thereto) when any documentation previously delivered has expired or become obsolete or invalid or otherwise upon the reasonable request of the US Borrower. Notwithstanding any other provisions of this Section 2.14(f), the Administrative Agent shall not be required to deliver any documentation that the Administrative Agent is not legally eligible to deliver as a result of a Change in Law after the date of this Agreement.

(g) Additional United Kingdom Withholding Tax Matters. Section 2.14(g) applies solely in respect of a Loan to a UK Borrower. References to a Treaty Lender in Section 2.14(g)(i) and (ii) shall (for the purposes of those sections only) be deemed to include a Lender who would be a Treaty Lender on the assumption that any necessary procedural formalities have been completed.

(i) Subject to (ii) below, each Treaty Lender and UK Borrower which makes a payment to such Treaty Lender shall cooperate in promptly completing any procedural formalities necessary for such UK Borrower to obtain authorization to make such payment without a Tax Deduction and maintain that authorization where an authorization expires or otherwise ceases to have effect.

(ii) (A) A Treaty Lender on the Effective Date that (x) holds a passport under the HMRC DT Treaty Passport Scheme and (y) wishes such scheme to apply to this Agreement, shall provide its scheme reference number and its jurisdiction of tax residence to UK Borrower and the Administrative Agent; and

(B) a Treaty Lender which becomes a Lender hereunder after the day on which this Agreement closes that (x) holds a passport under the HMRC DT Treaty Passport Scheme and (y) wishes such scheme to apply to this Agreement, shall provide its scheme reference number and its jurisdiction of tax residence to UK Borrower and the Administrative Agent in the documentation which it executes upon becoming a Party as a Lender, and

(C) Upon satisfying either clause (A) or (B) above, such Lender shall have satisfied its obligation under clause (g)(i) above.

(iii) If a Lender has confirmed its scheme reference number and its jurisdiction of tax residence in accordance with clause (g)(ii) above, the UK Borrower shall make a Borrower DTTP Filing with respect to such Lender, provided that if:

(A) the UK Borrower making a payment to such Lender has not made a Borrower DTTP Filing in respect of such Lender; or

(B) the UK Borrower making a payment to such Lender has made a Borrower DTTP Filing in respect of such Lender but:

(1) such Borrower DTTP Filing has been rejected by HM Revenue & Customs; or

(2) that Lender’s passport or scheme reference number has expired; or

(3) HM Revenue & Customs has not given such UK Borrower authority to make payments to such Lender without a Tax Deduction within 30 days of the date of such Borrower DTTP Filing;

and in each case, UK Borrower has notified that Lender in writing of either (1) or (2) above, then such Lender and UK Borrower shall co-operate in completing any additional procedural formalities necessary for UK Borrower to obtain authorization to make that payment without a Tax Deduction.

(iv) If a Lender has not confirmed its scheme reference number and jurisdiction of tax residence in accordance with clause (g)(ii) above, UK Borrower shall not make a Borrower DTTP Filing or file any other form relating to the HMRC DT Treaty Passport Scheme in respect of that Lender’s Commitment(s) or its participation in any Loan unless the Lender otherwise agrees.

(v) [Reserved].

(vi) UK Borrower shall, promptly on making a Borrower DTTP Filing, deliver a copy of such Borrower DTTP Filing to the Administrative Agent for delivery to the relevant Lender.

(vii) If:

(A) a Tax Deduction should have been made in respect of a payment made by or on account of a UK Borrower to a Lender, or the Administrative Agent under a Loan Document;

(B) either:

(1) the relevant UK Borrower (or the Administrative Agent, if it is the applicable withholding agent) was unaware, and could not reasonably be expected to have been aware, that the Tax Deduction was required and as a result did not make the Tax Deduction or made a Tax Deduction at a reduced rate;

(2) in reliance on the notifications and confirmation provided pursuant to Section 2.14(f) the relevant UK Borrower did not make such Tax Deduction or made a Tax Deduction at a reduced rate; or

(3) any Recipient has not complied with its obligations under Section 2.14 above and as a result the relevant UK Borrower did not make the Tax Deduction or made a Tax Deduction at a reduced rate; and

(C) the applicable UK Borrower would not have been required to make an increased payment under Section 2.14(a) above in respect of that Tax Deduction,

then the Lender that received the payment in respect of which the Tax Deduction should have been made or made at a higher rate undertakes to promptly, upon the request by that UK Borrower, reimburse that UK Borrower for the amount of the Tax Deduction that should have been made (and any penalty, interest and expenses payable or incurred in connection with any failure to pay or any delay in paying any of the same).

(viii) If a Lender is not, or ceases to be, a Qualifying Lender with respect to the UK, it shall promptly upon becoming so aware notify the Administrative Agent. If the Administrative Agent receives such notification from a Lender it shall promptly notify the Borrowers and Guarantor. Without prejudice to the foregoing, each Lender shall promptly, upon the reasonable written request of the Administrative Agent or the Borrowers, provide to the Administrative Agent (who shall then supply to the Borrowers);

(A) a written confirmation that it is or, as the case may be, is not, a Qualifying Lender with respect to the UK; and

(B) such documents and other evidence as the Administrative Agent may reasonably require to support any confirmation given pursuant to sub-clause (A) above,

and until such time as a Lender has complied with any request pursuant to this clause (viii), the Administrative Agent and each Borrower or Guarantor shall be entitled to treat such Lender as not being a Qualifying Lender with respect to the UK.

(h) VAT.

(i) All amounts expressed to be payable under a Loan Document or any fee letter related thereto by any party to a Recipient which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, subject to clause (ii) below, if VAT is or becomes chargeable on any supply made by any Recipient to any party under a Loan Document and such Recipient is required to account to the relevant tax authority for the VAT, that party must pay to such Recipient (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and such Recipient must promptly provide an appropriate VAT invoice to that party) or if such party is required to directly account for such VAT under the reverse charge procedure provided for by article 44 of the Council Directive 2006/112/EC or section 7A of the United Kingdom Value Added Tax Act 1994, or any relevant VAT provisions of the jurisdiction in which such party receives such supply, then such party shall account for the VAT at the appropriate rate (and the relevant Recipient must promptly provide an appropriate VAT invoice to such party stating that the amount is charged in respect of a supply that is subject to VAT but that the reverse charge procedure applies).

(ii) If VAT is or becomes chargeable on any supply made by any Recipient (the “Supplier”) to any other Recipient (as used in this section, the “Supply Recipient”) under a Loan Document, and any Party other than the Supply Recipient (the “Relevant Party”) is required by the terms of any Loan Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Supply Recipient in respect of that consideration):

(A) (where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Supply Recipient must (where this clause (A) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Supply Recipient receives from the relevant tax authority which the Supply Recipient reasonably determines relates to the VAT chargeable on that supply; and

(B) (where the Supply Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Supply Recipient, pay to the Supply Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Supply Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(iii) Where a Loan Document requires any Party to reimburse or indemnify a Recipient for any cost or expense, that Party shall reimburse or indemnify (as the case may be) such Recipient for any VAT incurred in respect of the costs or expenses, save to the extent that such Recipient reasonably determines that it is entitled to credit or receive repayment in respect of such VAT from the relevant tax authority.

(iv) Any reference in this Section 2.14(h) to any Party shall, at any time when such party is treated as a member of a group or unity (or fiscal unity) for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated a making the supply or (as appropriate) receiving the supply under the grouping rules (as provided for in Article 11 of the Council Directive 2006/112/EC (or as implemented by the relevant member state of the European Union or any other similar provision in any jurisdiction which is not a member state of the European Union) (including, for the avoidance of doubt the representative member of such group at such time (the term “representative member” to have the same meaning as in the Value Added Tax Act 1994))) so that a reference to a party shall be construed as a reference to that Party or the relevant group or unity (or fiscal unity) of which that party is a member for VAT purposes at the relevant time or the relevant member (or head) of that group or unity (or fiscal unity) at the relevant time (as the case may be).

In relation to any supply made by a Recipient to any party under a Loan Document, if reasonably requested by such Recipient, that Party must promptly provide such Recipient with details of that party’s VAT registration and such other information as is reasonably requested in connection with such Recipient’s VAT reporting requirements in relation to such supply.

(i) Treatment of Certain Refunds. If any Lender determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.14 (including by the payment of additional amounts pursuant to this Section 2.14), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 2.14 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this Section 2.14(i) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 2.14(i), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 2.14(i) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This Section 2.14(i) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(j) The agreements in this Section 2.14 shall survive the resignation and/or replacement of the Administrative Agent, any assignment of rights by, or the replacement of, a Lender, the consummation of the transactions contemplated hereby, the repayment of the Loans and the expiration or termination of the Revolving Commitments, the expiration of any Letter of Credit or the termination of this Agreement or any provision hereof.

(k) For purposes of this Section, the term “applicable law” includes FATCA and the term “Lender” shall include any Issuing Bank and any Swingline Lender.

SECTION 2.15. Payments Generally; Pro Rata Treatment; Sharing of Setoffs.

(a) The Borrowers shall make each payment or prepayment required to be made by it hereunder or under any other Loan Document prior to the time required hereunder or under such other Loan Document for such payment (or, if no such time is expressly required, prior to 3:00 p.m., New York City time (or 3:00 p.m., London time in the case of the UK Borrower)), on the date when due or the date fixed for any prepayment hereunder, in immediately available funds, without any defense, setoff, recoupment or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to such account as may be specified by the Administrative Agent, except payments to be made directly to an Issuing Bank or Swingline Lender as expressly provided herein and except that payments pursuant to Sections 2.12, 2.13, 2.14 and 9.03 shall be made directly to the Persons entitled thereto and payments pursuant to other Loan Documents shall be made to the Persons specified therein. The Administrative Agent shall distribute any such payment received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment under any Loan Document shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments under each Loan Document shall be made in the applicable Agreed Currency in which the Borrowing was made or Letter of Credit issued and otherwise in Dollars.

(b) If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, interest and fees then due hereunder, such funds shall be applied towards payment of the amounts then due hereunder ratably among the parties entitled thereto, in accordance with the amounts then due to such parties.

(c) If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any Loan, Floorplan Loan Payments or LC Disbursement resulting in such Lender receiving payment of a greater proportion of the aggregate amount of any Loan, Floorplan Loan Payment or LC Disbursement and accrued interest thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall notify the Administrative Agent of such fact and shall purchase (for cash at face value) participations in the Loans, Floorplan Loan Exposure and LC Exposure of other Lenders to the extent necessary so that the amount of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amounts of principal of and accrued interest on their Loans, Floorplan Loan Exposure or LC Exposure; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this clause (c) shall not be construed to apply to any payment made by the Borrowers pursuant to and in accordance with the express terms of this Agreement (for the avoidance of doubt, as in effect from time to time) or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans, Floorplan Loan Exposure or LC Exposure to any Person that is an Eligible Assignee (as such term is defined herein from time to time). The Borrowers consent to the foregoing and agree, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrowers in the amount of such participation.

(d) Unless the Administrative Agent shall have received notice from the Borrowers prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders that the Borrowers will not make such payment, the Administrative Agent may assume that the Borrowers have made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if the Borrowers have not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the applicable Overnight Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(e) If any Lender shall fail to make any payment required to be made by it hereunder to or for the account of the Administrative Agent, then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations in respect of such payment until all such unsatisfied obligations have been discharged.

SECTION 2.16. Mitigation Obligations; Replacement of Lenders.

(a) If any Lender or Issuing Bank requests compensation under Section 2.12, or if a Borrower is required to pay any Indemnified Taxes or additional amounts to any Lender or Issuing Bank or to any Governmental Authority for the account of any Lender or Issuing Bank pursuant to Section 2.14, then such Lender or Issuing Bank shall (at the request of the Borrowers) use commercially reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign and delegate its rights and obligations hereunder to another of its offices, branches or Affiliates if, in the judgment of such Lender or Issuing Bank, such designation or assignment and delegation (i) would eliminate or reduce amounts payable pursuant to Section 2.12 or 2.14, as the case may be, in the future and (ii) would not subject such Lender or Issuing Bank, as applicable, to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrowers hereby agree to pay all reasonable costs and expenses incurred by any Lender or Issuing Bank in connection with any such designation or assignment and delegation within 10 days following request of such Lender or Issuing Bank (accompanied by reasonable (to the extent practicable) back-up documentation relating thereto).

(b) If (i) any Lender requests compensation under Section 2.12, (ii) any Lender delivers a notice under Section 2.12(e), (iii) the Borrowers are required to pay any Indemnified Taxes or additional amounts to any Lender or Issuing Bank or any Governmental Authority for the account of any Lender or Issuing Bank pursuant to Section 2.14, (iv) any Lender or Issuing Bank has become a Defaulting Lender, (v) any Lender or Issuing Bank has failed to consent to a proposed amendment, waiver, discharge or termination that under Section 9.02 requires the consent of all the Lenders or Issuing Banks (or all or the majority of the affected Lenders or Issuing Banks or all of the Lenders or Issuing Banks of the affected Class) and with respect to which the Required Lenders (or, in circumstances where Section 9.02 does not require the consent of the Required Lenders, a Majority in Interest of the Lenders of the affected Class) shall have granted their consent or (vi) in connection with the replacement of any non-Accepting Lender, then the US Borrower may, at its sole expense and effort, upon notice to such Lender or Issuing Bank, as applicable, and the Administrative Agent, either (i) require such Lender or Issuing Bank, as applicable, to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), it being understood that the processing and recordation fee referred to in such Section shall be paid by the US Borrower or the assignee (and the assignor Lender or Issuing Bank, as applicable, shall not be responsible therefor), all its interests, rights (other than its existing rights to payments pursuant to Section 2.12 or 2.14) and obligations under this Agreement and the other Loan Documents (or, in the case of any such assignment and delegation resulting from a failure to provide a consent, all its interests, rights and obligations under this Agreement and the other Loan Documents as a Lender of a particular Class) to an Eligible Assignee that shall assume such obligations (which may be another Lender, if a Lender accepts such assignment and delegation) or (ii) so long as no Event of Default shall have occurred and be continuing, terminate the Revolving Commitment of such Lender or Issuing Bank, as the case may be, and (1) in the case of a Lender (other than an Issuing Bank), repay all Obligations of the applicable Borrower owing (and the amount of all accrued interest and fees in respect thereof) to such Lender relating to the Loans and Revolving Exposure participations held by such Lender as of such termination date and (2) in the case of an Issuing Bank, repay all obligations of the applicable Borrower owing to such Issuing Bank relating to the Revolving Loans, Letters of Credit and Revolving Exposure participations held by such Issuing Bank as of such termination date and cancel, cash collateralize or backstop on terms satisfactory to such Issuing Bank any Letters of Credit issued by it; provided that (A) such Lender or Issuing Bank, as applicable, shall have received payment of an amount equal to the outstanding principal of its Loans, Floorplan Loan Payments and funded participations in LC Disbursements and Swingline Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder (if applicable, in each case only to the extent such amounts relate to its interest as a Lender of a particular Class) from the assignee (in the case of such principal and accrued interest and fees) or the Borrowers (in the case of all other amounts), (B) in the case of any such assignment and delegation resulting from a claim for compensation under

Section 2.12 or payments required to be made pursuant to Section 2.14, such assignment will result in a reduction in such compensation or payments, (C) such assignment does not conflict with applicable law and (D) in the case of any such assignment and delegation resulting from the failure to provide a consent, the assignee shall have given such consent and, as a result of such assignment and delegation and any contemporaneous assignments and delegations and consents, the applicable amendment, waiver, discharge or termination can be effected. A Lender or Issuing Bank shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver or consent by such Lender or Issuing Bank or otherwise, the circumstances entitling the Borrower to require such assignment and delegation have ceased to apply. Each party hereto agrees that an assignment and delegation required pursuant to this paragraph may be effected pursuant to an Assignment and Assumption executed by the Borrowers, the Administrative Agent and the assignee and that the Lender or Issuing Bank required to make such assignment and delegation need not be a party thereto.

SECTION 2.17. Defaulting Lenders. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a) the Revolving Commitment Fees shall cease to accrue on the unused amount of the Revolving Commitment of such Defaulting Lender;

(b) the Term Loans, Revolving Commitment and the Revolving Exposure of such Defaulting Lender shall not be included in determining whether the Required Lenders or any other requisite Lenders have taken or may take any action hereunder or under any other Loan Document (including any consent to any amendment, waiver or other modification pursuant to Section 9.02); provided that any amendment, waiver or other modification requiring the consent of all Lenders or all Lenders adversely affected thereby shall, except as otherwise provided in Section 9.02, require the consent of such Defaulting Lender in accordance with the terms hereof;

(c) if any Swingline Exposure, Floorplan Loan Exposure or LC Exposure exists at the time a Lender becomes a Defaulting Lender then:

(i) all or any part of the Swingline Exposure, Floorplan Loan Exposure and LC Exposure of such Defaulting Lender shall be reallocated among the non-Defaulting Lenders in accordance with their respective Pro Rata Percentages, (x) but only to the extent the sum of all non-Defaulting Lenders’ Revolving Exposure plus such Defaulting Lender’s Swingline Exposure, Floorplan Loan Exposure and LC Exposure does not exceed the total of all non-Defaulting Lenders’ Commitments and (y) only to the extent that no Event of Default shall have occurred and be continuing as of the date the applicable Lender became a Defaulting Lender;

(ii) if the reallocation described in clause (i) above cannot, or can only partially, be effected, the applicable Borrower shall within three Business Days following notice by the Administrative Agent (x) first, prepay such Swingline Exposure, and (y) second, cash collateralize, for the benefit of the Issuing Banks and the Floorplan Funding Agent, such Borrower’s obligations corresponding to such Defaulting Lender’s LC Exposure and/or Floorplan Loan Exposure (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 2.20(j) and Section 2.22(h), respectively, for so long as such LC Exposure and/or Floorplan Loan Exposure is outstanding;

(iii) if any Borrower cash collateralizes any portion of such Defaulting Lender’s LC Exposure or Floorplan Loan Exposure pursuant to clause (ii) above, such Borrower or the Administrative Agent, as applicable, shall not be required to pay any fees to such Defaulting Lender pursuant to Section 2.09(d) with respect to such Defaulting Lender’s LC Exposure and pursuant to Section 2.09(e) with respect to such Defaulting Lender’s Floorplan Loan Exposure during the period such Defaulting Lender’s LC Exposure and/or Floorplan Loan Exposure, as applicable, is cash collateralized;

(iv) if the LC Exposure or Floorplan Loan Exposure of the non-Defaulting Lenders is reallocated pursuant to clause (i) above, then the fees payable to the Lenders pursuant to Sections 2.09(a), 2.09(d) and/or 2.09(e), as applicable, shall be adjusted in accordance with such non-Defaulting Lenders’ Pro Rata Percentages; and

(v) if all or any portion of such Defaulting Lender’s LC Exposure and/or Floorplan Loan Exposure is neither reallocated nor cash collateralized pursuant to clause (i) or (ii) above, then, without prejudice to any rights or remedies of any Issuing Bank or any Lender hereunder, all letter of credit fees payable under Section 2.09(d) with respect to such Defaulting Lender’s LC Exposure shall be payable to the Issuing Banks entitled to reimbursement until such LC Exposure is reallocated and/or cash collateralized, and no Floorplan Loan Exposure Fees payable under Section 2.09(e) with respect to such Defaulting Lender shall be payable by the Administrative Agent until such Defaulting Lender’s Floorplan Loan Exposure is reallocated and/or cash collateralized;

(d) so long as such Lender is a Defaulting Lender, the Swingline Lender shall not be required to fund any Swingline Loan, the Issuing Banks shall not be required to issue or increase any Letter of Credit and the Floorplan Funding Agent shall not be required to issue any Floorplan Approval (and the Floorplan Funding Agent may cancel any Floorplan Open Approvals), unless the Swingline Lender, the Applicable Issuing Bank or the Floorplan Funding Agent, as the case may be, is satisfied that the related exposure will be 100% covered by the Commitments of the non-Defaulting Lenders and/or cash collateral will be provided by the applicable Borrower in accordance with Section 2.17(c), and participating interests in any such newly made Swingline Loan, newly issued or increased Letter of Credit or newly issued Floorplan Approval shall be allocated among non-Defaulting Lenders in a manner consistent with Section 2.17(c)(i) (and such Defaulting Lender shall not participate therein); and

(e) so long as such Lender is a Defaulting Lender, any amount payable to such Defaulting Lender hereunder (whether on account of principal, interest, fees or otherwise and including any amount that would otherwise be payable to such Defaulting Lender pursuant to Section 2.15) shall, in lieu of being distributed to such Defaulting Lender, be retained by the Administrative Agent in a segregated account (for the avoidance of doubt, it is noted that any amounts retained pursuant to this Section 2.17(e) shall for all other purposes be treated as having been paid to such Defaulting Lender) and, subject to any applicable requirements of law and the proviso at the end of this Section 2.17(e), be applied at such time or times as may be determined by the Administrative Agent (i) first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder, (ii) second, pro rata, to the payment of any amounts owing by such Defaulting Lender to any Issuing Bank, Swingline Lender or Floorplan Funding Agent hereunder, (iii) third, if the Administrative Agent so determines or is reasonably requested by an Issuing Bank, the Swingline Lender or the Floorplan Funding Agent, held in such account as cash collateral for future funding obligations of the Defaulting Lender in respect of any existing or future participating interest in any Swingline Loan, Letter of Credit or Floorplan Loan, (iv) fourth, to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent, (v) fifth, if the Administrative Agent or US Borrower (with the consent of the Administrative Agent) so determines, held in such account as cash collateral for future funding obligations of the Defaulting Lender in respect of any Loans under this Agreement, (vi) sixth, to the payment of any amounts owing to the Lenders, an Issuing Bank, the Swingline Lender or the Floorplan Funding Agent as a result of any judgment of a court of competent jurisdiction obtained by any Lender, such Issuing Bank, the Swingline Lender or the Floorplan Funding Agent against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this

Agreement, (vii) seventh, so long as no Event of Default has occurred and is continuing, to the payment of any amounts owing to the applicable Borrower as a result of any judgment of a court of competent jurisdiction obtained by the applicable Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement, and (viii) eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that (I) if (x) such payment is a payment of the principal amount of any Loans of any Class or reimbursement obligations in respect of LC Disbursements or Floorplan Loan Payments which such Defaulting Lender has not fully funded its participation obligations and (y) made at a time when the conditions set forth in Section 4.02 are satisfied, such payment shall be applied solely to prepay the Loans of the applicable Class of, and reimbursement obligations owed to, all non-Defaulting Lenders of such Class pro rata prior to being applied to the prepayment of any Loans of such Class, or reimbursement obligations owed to, any Defaulting Lender of such Class and (II) payments by Administrative Agent on behalf of Lenders to Floorplan Agent pursuant to Section 2.22(d)(i) shall be for the account of Floorplan Agent and, even if a Lender on whose behalf such payments would be made is a Defaulting Lender, in no event shall such payments be deemed distributions of amounts payable to a Defaulting Lender under this Section 2.17(e).

If each of the Administrative Agent, US Borrower, the Issuing Banks, the Swingline Lender and the Floorplan Funding Agent agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the Swingline Exposure, LC Exposure and Floorplan Loan Exposure of the Lenders shall be readjusted to reflect the inclusion of such Lender’s Commitments and on the date of such readjustment such Lender shall purchase at par such of the Loans of the other Lenders (other than Swingline Loans) as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Loans in accordance with its Pro Rata Percentages.

US Borrower may terminate the unused amount of the Revolving Commitment of any Lender that is a Defaulting Lender upon not less than two Business Days’ prior notice to the Administrative Agent (which shall promptly notify the Lenders thereof); provided that (i) no Event of Default shall have occurred and be continuing and (ii) such termination shall not be deemed to be a waiver or release of any claim US Borrower, the Administrative Agent, any Issuing Bank or any Lender may have against such Defaulting Lender.

The rights and remedies against, and with respect to, a Defaulting Lender under this Section are in addition to, and cumulative and not in limitation of, all other rights and remedies that the Administrative Agent, any Lender or the Borrower may at any time have against, or with respect to, such Defaulting Lender.

SECTION 2.18. Extensions of Commitments.

(a) The Borrowers may, no more than two (2) times during the term of this Agreement, by written notice to the Administrative Agent (which notice shall be promptly delivered by the Administrative Agent to each Revolving Lender), no earlier than ninety (90) days and no later than thirty (30) days prior to any anniversary of the Effective Date (each such anniversary date, an “Anniversary Date”), request that each Revolving Lender extend the Maturity Date then applicable to such Lender’s Revolving Commitment (the Maturity Date then applicable to such Lender’s Revolving Commitment being such Lender’s “Current Maturity Date”) for an additional one (1) year period measured from the Current Maturity Date.

(b) Each Revolving Lender, acting in its sole discretion, shall, by notice to the Administrative Agent given promptly after such Revolving Lender’s receipt of a notice of request for extension delivered by the Borrowers pursuant to Section 2.18(a) and, in any event, no later than twenty (20) days prior to the applicable Anniversary Date (such date, with respect to any Anniversary Date, the “Notice Date”), advise the Administrative Agent whether or not such Revolving Lender agrees to such extension (each Revolving Lender that determines not to so extend such Revolving Lender’s Current Maturity Date being referred to herein as a “Non-Extending Lender”); provided that any Revolving Lender that does not so advise the Administrative Agent on or before the Notice Date for the applicable Anniversary Date shall be deemed to be a Non-Extending Lender. The election of any Revolving Lender to agree to such extension shall not obligate any other Revolving Lender to so agree. For the avoidance of doubt, each Non-Extending Lender shall be required to maintain its original Revolving Commitment pursuant to the terms and conditions contained herein to and including such Lender’s Current Maturity Date (without giving effect to such extension).

(c) The Administrative Agent shall notify the Borrowers of each Revolving Lender’s determination under Section 2.18(b) no later than the date fifteen (15) days prior to the applicable Anniversary Date (or, if such date is not a Business Day, on the next preceding Business Day).

(d) If, and only if, by the applicable Notice Date, Revolving Lenders having more than fifty percent (50%) of the Aggregate Revolving Commitments in effect at the time any such extension is requested shall have elected to so extend the Current Maturity Date of their Revolving Commitments (each such Revolving Lender that agrees to extend the Current Maturity Date, an “Extending Lender”), then, subject to the satisfaction of the conditions set forth in Section 2.18(f), effective as of the applicable Anniversary Date, the Current Maturity Date of each Extending Lender shall be extended to the date falling one (1) year after such Revolving Lender’s Current Maturity Date (except that, if such date is not a Business Day, such Maturity Date as so extended shall be the next preceding Business Day).

(e) Subject to the satisfaction of the minimum extension requirement in Section 2.18(d) and the other conditions to the effectiveness of any such extension set forth in Section 2.18(f), the Borrowers shall have the right (but not the obligation), in their sole discretion, to, no later than the earlier of (x) the Current Maturity Date and (y) the date that occurs sixty (60) days following the applicable Anniversary Date, elect to remove or replace any Non-Extending Lender pursuant to Section 9.02(c)(iii) by (x) electing to terminate the Commitments of such Non-Extending Lender and repay the outstanding principal of its Loans of the relevant Class or Classes, accrued interest thereon, accrued fees and all other amounts payable to it hereunder as of such termination date or (y) causing such Non-Extending Lender to assign and delegate, without recourse, its interests, rights and obligations as a Revolving Lender to one or more existing Revolving Lenders or Eligible Assignees (provided that the applicable existing Revolving Lender or Eligible Assignee agrees to the extension of the Current Maturity Date as requested by the US Borrower).

(f) Notwithstanding the foregoing, the extension of the Current Maturity Date of any Revolving Lender pursuant to this Section 2.18 shall not be effective with respect to any Extending Lender unless, on the applicable Anniversary Date, (i) no Default or Event of Default shall have occurred and be continuing, (ii) all representations and warranties of the Borrowers and the Guarantors set forth in the Loan Documents shall be true and correct in all material respects (or in all respects if any such representation and warranty is already qualified by materiality) on and as of the applicable Anniversary Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (or in all respects if any such representation and warranty is already qualified by materiality) as of such earlier date, and (iii) the Administrative Agent shall have received a certificate, dated such Anniversary Date and signed by a Responsible Officer of U.S. Borrower, certifying that, as of such Anniversary Date, the conditions in the foregoing clauses (i) and (ii) have been satisfied.

SECTION 2.19. Swingline Loans.

(a) Subject to the terms and conditions set forth herein, the Swingline Lender agrees to make Swingline Loans from time to time in Dollars to the US Borrower or in Euros, Sterling or Canadian Dollars to the UK Borrower during the Revolving Availability Period, in an aggregate principal amount at any time outstanding that will not result in (i) the aggregate principal amount of outstanding Swingline Loans exceeding $100,000,000 to all Borrowers, (ii) the total Aggregate Revolving Exposure exceeding the Aggregate Revolving Commitment, (iii) the total Revolving Exposure to the UK Borrower exceeding the UK Sublimit, (iv) the aggregate principal amount of outstanding Swingline Loans (to the extent that the other Revolving Lenders shall not have funded their participations) and Revolving Exposure of the Swingline Lender (solely in its capacity as a Revolving Lender) exceeding the Revolving Commitment of the Swingline Lender, or (v) any other limitation set forth in Section 2.01 or 2.02 not being satisfied after giving effect to such Swingline Loan; provided that the Swingline Lender shall not be required to make a Swingline Loan to refinance an outstanding Swingline Loan. Within the foregoing limits and subject to the terms and conditions set forth herein, any Borrower may borrow, prepay and reborrow Swingline Loans without premium or penalty. To request a Swingline Loan, the US Borrower shall notify the Administrative Agent of such request by telephone (confirmed by facsimile), not later than 2:00 p.m., New York City time (or 12:00 p.m. (noon), London time in the case of Swingline Loans to the UK Borrower), on the day of a proposed Swingline Loan. Each such notice shall be irrevocable and shall specify the requested date (which shall be a Business Day), the applicable Borrower, amount and Agreed Currency of the requested Swingline Loan. The Administrative Agent will promptly advise the Swingline Lender of any such notice received from the US Borrower. The Swingline Lender shall make each Swingline Loan available to the applicable Borrower by means of remitting the amounts to an account of US Borrower (or, in the case of a Swingline Loan made to finance the reimbursement of an LC Disbursement as provided in Section 2.20(e), by remittance to the Applicable Issuing Bank).

(b) The Swingline Lender may by written notice given to the Administrative Agent not later than 12:00 p.m. (noon), New York City time (or 12:00 p.m. (noon), London time in the case of Swingline Loans to the UK Borrower), on any Business Day require the Revolving Lenders to acquire participations on such Business Day in all or a portion of such Swingline Loans outstanding. Such notice shall specify the aggregate amount of Swingline Loans in which the applicable Revolving Lenders will participate. Promptly upon receipt of such notice, the Administrative Agent will give notice thereof to each Revolving Lender specifying in such notice such Revolving Lender’s Pro Rata Percentage of such Swingline Loan or Swingline Loans in the applicable Agreed Currency. Each Revolving Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above, to pay to the Administrative Agent, for the account of the Swingline Lender, such Revolving Lender’s Pro Rata Percentage of such Swingline Loan or Swingline Loans in the applicable Agreed Currency. Each Revolving Lender acknowledges and agrees that its obligation to acquire participations in Swingline Loans pursuant to this clause (b) is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of the Revolving Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each Revolving Lender shall comply with its obligation under this clause (b) by wire transfer of immediately available funds, in the same manner as provided in Sections 2.04(a) and (b) with respect to Revolving Loans made by such Revolving Lender (and Sections 2.04(a) and (b) shall apply, mutatis mutandis, to the payment obligations of the Revolving Lenders), and the Administrative Agent shall promptly pay to the Swingline Lender the amounts so received by it from the Revolving Lenders. The Administrative Agent shall notify the US Borrower of any participations in any Swingline Loan acquired pursuant to this clause (b), and thereafter payments in respect of such Swingline Loan shall be made to the Administrative Agent and not to the Swingline Lender. Any amounts received by the Swingline Lender from a Borrower (or other party on behalf of a Borrower) in respect of a Swingline Loan after receipt by the Swingline Lender of the proceeds of a sale of participations therein shall be promptly remitted to the Administrative Agent; any such amounts received by the Administrative Agent shall be promptly remitted by the Administrative Agent to the Revolving Lenders that shall have made their payments pursuant to this clause (b) and to the Swingline Lender, as their interests may appear; provided that any such payment so remitted shall be repaid to the Swingline Lender or to the Administrative Agent, as applicable, if and to the extent such payment is required to be refunded to a Borrower for any reason. The purchase of participations in a Swingline Loan pursuant to this clause (b) shall not relieve the Borrowers of any default in the payment thereof.

(c) The Administrative Agent, on behalf of the Swingline Lender, shall request settlement (a “Settlement”) with the Revolving Lenders on at least a weekly basis or on any date that the Administrative Agent elects, by notifying the Revolving Lenders of such requested Settlement by facsimile, telephone, or e-mail no later than (x) in the case of Swingline Loans denominated in Dollars, 1:00 p.m., New York City time, (y) in the case of Swingline Loans denominated in Euros or Sterling, 1:00 p.m., London time or (z) in the case of Swingline Loans denominated in Canadian Dollars, 1:00 p.m., New York City time, in each case, on the date of such requested Settlement (the “Settlement Date”). Each Revolving Lender (other than the Swingline Lender, in the case of the Swingline Loans) shall transfer the amount of such Revolving Lender’s Pro Rata Percentage of the outstanding principal amount of the applicable Revolving Loan in the applicable Agreed Currency with respect to which Settlement is requested to the Administrative Agent, to such account of the Administrative Agent as the Administrative Agent may designate, not later than (x) in the case of Swingline Loans denominated in Dollars, 3:00 p.m., New York City time, (y) in the case of Swingline Loans denominated in Euros or Sterling, 3:00 p.m., London time, in each case, on such Settlement Date and (z) in the case of Swingline Loans denominated in Canadian Dollars, 3:00 p.m., New York City time. Settlements may occur during the existence of a Default and whether or not the applicable conditions precedent set forth in Section 4.02 have then been satisfied. Such amounts transferred to the Administrative Agent shall be applied against the amounts of the Swingline Lender’s Swingline Loans and, together with the Swingline Lender’s Pro Rata Percentage of such Swingline Loan, shall constitute Revolving Loans of such Revolving Lenders, respectively. If any such amount is not transferred to the Administrative Agent by any Revolving Lender on such Settlement Date, the Swingline Lender shall be entitled to recover such amount on demand from such Revolving Lender together with interest thereon as specified in Section 2.04(b).

SECTION 2.20. Letters of Credit.

(a) General. Subject to the terms and conditions set forth herein, the Borrowers may request the issuance of Letters of Credit in Dollars, Canadian Dollars, Euros or Sterling, in each case, for its own account or for the account of the other Borrower or any Subsidiary Guarantor, with each Letter of Credit being in a form reasonably acceptable to the Administrative Agent and the Applicable Issuing Bank, at any time and from time to time during the Revolving Availability Period. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by a Borrower to, or entered into by a Borrower with, an Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall control. It is hereby acknowledged and agreed that and each of the letters of credit described on Schedule 2.20 (the “Existing Letters of Credit”) shall constitute a “Letter of Credit” for all purposes of this Agreement and shall be deemed issued under this Agreement on the Effective Date.

(b) Notice of Issuance, Amendment, Renewal, Extension; Certain Conditions. To request the issuance of a Letter of Credit (or the amendment, renewal or extension of an outstanding Letter of Credit), the applicable Borrower shall hand deliver or facsimile (or transmit by electronic communication, if arrangements for doing so have been approved by the Applicable Issuing Bank) to the Applicable Issuing Bank and the Administrative Agent (prior to 12:30 p.m. (or 12:30 p.m. London time with respect to the UK Borrower) at least three Business Days prior to the requested date of issuance, amendment, renewal or extension) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, and specifying the date of issuance, amendment, renewal or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with clause (c) of this Section), the amount and Agreed Currency of such Letter of Credit, to which Borrower’s account the Letter of Credit will apply, the name and address of the beneficiary thereof and such other information as shall be necessary to prepare, amend, renew or extend such Letter of Credit. If requested by the Applicable Issuing Bank, the applicable Borrower also shall submit a letter of credit application on the Applicable Issuing Bank’s standard form in connection with any request for a Letter of Credit. A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit the applicable Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension (i) the LC Exposure shall not exceed $175,000,000, (ii) the Aggregate Revolving Exposure shall not exceed the Aggregate Revolving Commitments, (iii) the Issuing Bank Issued Amount with respect to the Applicable Issuing Bank shall not exceed the Issuing Bank Individual Sublimit of the Applicable Issuing Bank, (iv) the total Revolving Exposure of the UK Borrower shall not exceed the UK Sublimit, (v) the LC Exposure of the UK Borrower shall not exceed $35,000,000 and (vi) all other Revolving Exposure limitations set forth in Sections 2.01 and 2.02 would be satisfied.

An Issuing Bank shall not be under any obligation to issue any Letter of Credit if:

(i) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such Issuing Bank from issuing such Letter of Credit, or any law applicable to such Issuing Bank shall prohibit, or require that such Issuing Bank refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon such Issuing Bank with respect to such Letter of Credit any restriction, reserve or capital requirement (for which such Issuing Bank is not otherwise compensated hereunder) not in effect on the Effective Date, or shall impose upon such Issuing Bank any unreimbursed loss, cost or expense that was not applicable on the Effective Date and that such Issuing Bank in good faith deems material to it; or

(ii) the issuance of such Letter of Credit would violate one or more policies of such Issuing Bank applicable to letters of credit generally.

(c) Expiration Date. Each Letter of Credit shall expire at or prior to the close of business on the earlier of (i) the date one year after the date of the issuance of such Letter of Credit unless consented to by the Applicable Issuing Bank (or, in the case of any renewal or extension thereof, one year after such renewal or extension) and (ii) the date that is five Business Days prior to the Maturity Date, unless arrangements reasonably satisfactory to the relevant Issuing Banks are made (including cash collateralized, backstopped or rolled into another facility on terms reasonably acceptable to the Applicable Issuing Bank and the Administrative Agent).

(d) Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of the Applicable Issuing Bank or the Revolving Lenders, the Applicable Issuing Bank hereby grants to each Revolving Lender, and each Revolving Lender hereby acquires from the Applicable Issuing Bank, a participation in such applicable Letter of Credit equal to such Revolving Lender’s Pro Rata Percentage of the aggregate amount available to be drawn under such applicable Letter of Credit. In consideration and in furtherance of the foregoing, each Revolving Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the Applicable Issuing Bank, such Revolving Lender’s Pro Rata Percentage of each LC Disbursement made by the Applicable Issuing Bank and not reimbursed by the applicable Borrower on the date due as provided in clause (e) of this Section, or of any reimbursement payment required to be refunded to such Borrower for any reason in each case in the applicable Agreed Currency. Each Revolving Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(e) Reimbursement. If the Applicable Issuing Bank shall make any LC Disbursement in respect of such Letter of Credit, the applicable Borrower shall reimburse such LC Disbursement in the applicable Agreed Currency by paying to the Administrative Agent an amount equal to such LC Disbursement not later than noon (or noon London time with respect to the UK Borrower) on the date that is one Business Day immediately following the day that such LC Disbursement is made; provided that the applicable Borrower may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.03 or 2.19 that such payment be financed with a Borrowing or Swingline Loan in an equivalent amount and, to the extent so financed, such Borrower’s obligation to make such payment shall be discharged and replaced by the resulting Borrowing or Swingline Loan. If the applicable Borrower fails to make such payment when due, the Administrative Agent shall notify each Revolving Lender of the applicable LC Disbursement, the payment then due from such Borrower in respect thereof and such Revolving Lender’s Pro Rata Percentage thereof. Promptly following receipt of such notice, each applicable Revolving Lender shall pay to the Administrative Agent such Pro Rata Percentage of the payment in the applicable Agreed Currency, then due from such Borrower, in the same manner as provided in Sections 2.04(a) and 2.04(b) with respect to Revolving Loans made by such Revolving Lender (and Sections 2.04(a) and 2.04(b) shall apply, mutatis mutandis, to the payment obligations of the Revolving Lenders), and the Administrative Agent shall promptly pay to the Applicable Issuing Bank the amounts so received by it from the applicable Revolving Lenders. Promptly following receipt by the Administrative Agent of any payment from a Borrower pursuant to this paragraph, the Administrative Agent shall distribute such payment to the Applicable Issuing Bank or, to the extent that Revolving Lenders have made payments pursuant to this paragraph to reimburse the Applicable Issuing Bank, then to such applicable Revolving Lenders and the Applicable Issuing Bank as their interests may appear. Any payment made by a Revolving Lender pursuant to this paragraph to reimburse the Applicable Issuing Bank for any LC Disbursement (other than the funding of Loans or a Swingline Loan as contemplated above) shall not constitute a Loan and shall not relieve the Borrowers of their obligation to reimburse such LC Disbursement.

(f) Obligations Absolute. Each Borrower’s obligation to reimburse LC Disbursements as provided in clause (e) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit, any Letter of Credit Agreement or this Agreement, or any term or provision therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by the Applicable Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, any Borrower’s obligations hereunder. Neither the Administrative Agent, the Revolving Lenders nor any Issuing Bank, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms, any error in translation or any consequence arising from causes beyond the control of such Letter of Credit’s Applicable Issuing Bank; provided that the foregoing shall not be construed to excuse an Issuing Bank from liability to any Borrower to the extent of any direct damages (as opposed to special, indirect, consequential or punitive damages, claims in respect of which are hereby waived by the Borrowers to the extent permitted by applicable law) suffered by any Borrower that are caused by such Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of such Issuing Bank (as finally determined by a court of competent jurisdiction), such Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the Applicable Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(g) Disbursement Procedures. The Applicable Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. The Applicable Issuing Bank shall promptly notify the Administrative Agent and the US Borrower by telephone (confirmed by facsimile) of such demand for payment and whether the Applicable Issuing Bank has made or will make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve each Borrower of its obligation to reimburse the Applicable Issuing Bank and the Revolving Lenders with respect to any such LC Disbursement.

(h) Interim Interest. If the Applicable Issuing Bank shall make any LC Disbursement, then, unless the applicable Borrower shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that such Borrower reimburses such LC Disbursement, at the rate per annum then applicable to (x) ABR Loans in the case of an LC Disbursement made in Dollars, (y) Term Benchmark Loans in the case of an LC Disbursement made in Euros or Canadian Dollars or (z) RFR Loans in the case of an LC Disbursement made in Sterling; provided that if any Borrower fails to reimburse such LC Disbursement when due pursuant to clause (e) of this Section, then Section 2.10(e) shall apply. Interest accrued pursuant to this paragraph shall be for the account of the Applicable Issuing Bank, except that interest accrued on and after the date of payment by any Revolving Lender pursuant to clause (e) of this Section to reimburse the Applicable Issuing Bank shall be for the account of such Revolving Lender to the extent of such payment.

(i) Replacement of an Issuing Bank and Additional Issuing Banks.

(i) Any Issuing Bank may be replaced at any time by written agreement among the US Borrower, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank. The Administrative Agent shall notify the Lenders of any such replacement of an Issuing Bank. At the time any such replacement shall become effective, the Borrowers shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 2.08(b). From and after the effective date of any such replacement, (i) the successor Issuing Bank shall have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and (ii) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(ii) The US Borrower may, at any time and from time to time with the consent of the Administrative Agent (which consent shall not be unreasonably withheld, denied, conditioned or delayed) and such Revolving Lender, designate one or more additional Revolving Lenders (not to exceed seven such Revolving Lenders at any time) to act as an issuing bank under the terms of this Agreement. Any Revolving Lender designated as an issuing bank pursuant to this clause (i)(ii) shall be deemed to be an “Issuing Bank” (in addition to being a Revolving Lender) in respect of Letters of Credit issued or to be issued by such Revolving Lender, and, with respect to such Letters of Credit, such term shall thereafter apply to the other Issuing Bank and such Revolving Lender.

(j) Cash Collateralization. If any Event of Default shall occur and be continuing, on the Business Day that the US Borrower receives notice from the Majority in Interest of the Revolving Lenders (or, if the maturity of the Loans has been accelerated, the Administrative Agent) demanding the deposit of cash collateral pursuant to this paragraph, each Borrower shall deposit in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Revolving Lenders (the “LC Collateral Account”), an amount in cash equal to 103% of the LC Exposure of such Borrower as of such date plus accrued and unpaid interest thereon; provided that the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to a Borrower described in Section 7.01(h) or (i). Such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the Obligations. In addition, and without limiting the foregoing or clause (c) of this Section, if any LC Exposure remain outstanding after the expiration date specified in Section 2.01, the Borrower shall immediately deposit into the Collateral Account an amount in cash equal to 103% of such LC Exposure as of such date plus any accrued and unpaid interest thereon. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account and the Borrowers hereby grant the Administrative Agent a security interest in the LC Collateral Account to secure the Obligations of such Borrower. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Borrowers’ risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in each such account. Moneys in each such account shall be applied by the Administrative Agent to reimburse the Issuing Banks for LC Disbursements on account of such Borrower for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the applicable Borrower for the LC Exposure at such time or, if the maturity of the Loans has been accelerated, be applied to satisfy other Obligations. If any Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to such Borrower within three Business Days after all such Events of Defaults have been cured or waived.

SECTION 2.21. Incremental Facilities.

(a) The Borrowers may at any time or from time to time after the Effective Date, by notice to the Administrative Agent (whereupon the Administrative Agent shall promptly deliver a copy to each of the Lenders), request (i) one or more increases to any Class of Revolving Commitments (each, a “Revolving Commitment Increase”), (ii) the establishment of one or more new Classes of Revolving Commitments under this Agreement (any such commitment with respect to any Revolving Commitment Increase or any new Class of Revolving Commitments, an “Incremental Revolving Commitment”; and the loans thereunder, “Incremental Revolving Loans”), (iii) one or more increases to any existing Class of Term Loans (each, a “Term Loan Increase”) or (iv) the establishment of one or more new Classes of Term Loans under this Agreement (any commitment with respect to any Term Loan Increase or any commitment with respect to any new Class of Term Loans, an “Incremental Term Loan Commitment” and together with any Incremental Revolving Commitment, an “Incremental Commitment”; and the loans thereunder, “Incremental Term Loans”). Each Incremental Commitment shall be in an aggregate principal amount that is not less than $25,000,000 (or such lower amount that either (A) represents all remaining availability under the limit set forth in the next sentence or (B) is reasonably acceptable to the Administrative Agent). Notwithstanding anything to the contrary herein, the aggregate amount of the Incremental Commitments shall not exceed $1,000,000,000 (it being understood that the aggregate amount of all Incremental Commitments related to the UK Sublimit shall not exceed $100,000,000). Each notice from the US Borrower pursuant to this Section 2.21 shall set forth the requested amount and proposed terms of the relevant Incremental Commitment. Incremental Commitments may be made by any existing Lender (but no existing Lender will have any obligation to provide any Incremental Commitment, and the Borrowers will not have any obligation to approach any existing Lenders to arrange or provide any Incremental Commitment), or by any other bank, other financial institution or other Person (any such other bank, other financial institution or other Person being called an “Additional Lender”); provided that the relevant Persons under Section 9.04(b) shall have consented (in each case, not to be unreasonably withheld or delayed) to such Lender’s or Additional Lender’s Incremental Commitment if such consent would be required under Section 9.04(b) for an assignment of Loans to such Lender or Additional Lender. Each Arranger agrees, upon the request of the US Borrower and pursuant to mutually satisfactory engagement and compensation agreements, to use its commercially reasonable efforts to obtain any Additional Lenders to make any such requested Incremental Commitment; provided that each Arranger’s agreement to use such efforts does not constitute a commitment to provide any such requested Incremental Commitment. Any Lender that fails to respond to a request to provide Incremental Commitments shall be deemed to have declined such request.

(b) Each Class of Incremental Commitments shall become Commitments under this Agreement pursuant to an amendment (an “Incremental Amendment”) to this Agreement and, as appropriate, the other Loan Documents, executed by the Borrowers, each Lender agreeing to provide such Incremental Commitment, if any, each Additional Lender, if any, and the Administrative Agent. The Incremental Amendment may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the US Borrower, to effect the provisions of this Section 2.21. Subject to Section 1.04(d), the effectiveness of any Incremental Amendment shall be subject to the satisfaction on the date thereof of each of the conditions set forth in Section 4.02 (it being understood that all references to “the date of such Borrowing” or similar language in such Section 4.02 shall be deemed to refer to the effective date of such Incremental Amendment); provided that notwithstanding the foregoing requirements of this clause (b) or anything to the contrary in Section 4.02, if any Incremental Commitments are established in connection with any Limited Condition Transaction and the Lenders and/or Additional Lenders providing such Incremental Commitments so agree, the conditions to effectiveness of such Incremental Commitments and to the funding of any Incremental Loans thereunder set forth in this clause (b) and in Section 4.02 may be modified as agreed by the Borrowers and such Lenders and/or Additional Lenders to limit such conditions to customary “SunGard” or “certain funds” conditionality. The Borrowers may use the proceeds of Loans provided pursuant to any Incremental Commitment for any purpose not prohibited by this Agreement.

(c) The terms, provisions and documentation of the Incremental Commitments of any Class shall be as agreed among the Borrower, the Administrative Agent and the applicable Lenders or Additional Lenders providing such Incremental Commitments; provided that:

(i) the terms and conditions of any Incremental Revolving Commitments (A) with respect to a Revolving Commitment Increase and the Loans and other extensions of credit to be made thereunder shall be substantially similar to those of the Revolving Commitments and the Revolving Loans and other extensions of credit made thereunder (including with respect to pricing (other than arrangement, commitment, structuring and underwriting fees and any upfront or similar fees) and maturity date), and shall be treated as a single Class with such Revolving Commitments and Revolving Loans, and the Borrowers, at their election, may pay such arrangement, commitment, structuring and underwriting fees and any upfront or similar fees with respect to the establishment of such Incremental Commitments without paying such fees with respect to the other Revolving Commitments and (B) with respect to a new Class of Revolving Loans shall (x) have a final maturity date no earlier than the then-latest Maturity Date of any then-existing Revolving Commitments, (y) not require any scheduled mandatory commitment reduction prior to the then-latest Maturity Date of any then-existing Revolving Commitments and (z) except as otherwise set forth above, all other terms of any such Incremental Revolving Facility will be as agreed between the applicable Borrower and the Lenders or Additional Lenders providing such new Class of Incremental Revolving Commitments; and

(ii) the terms and conditions of any Incremental Term Loan Commitments with respect to (A) Incremental Term Loans made pursuant to a Term Loan Increase shall be substantially the same (including pricing (other than arrangement, commitment, structuring and underwriting fees and any upfront or similar fees) and maturity date) to those of the Term Loans of the applicable existing Class or (B) a new Class of Term Loans shall have (x) other than with respect to a Customary Bridge Facility, a final maturity date no earlier than the then-latest Maturity Date of any then-existing Term Loans, (y) other than with respect to a Customary Bridge Facility, a weighted average life to maturity no shorter than the weighted average life to maturity of any then-existing Term Loans and (z) except as otherwise set forth above, all other terms of any such Incremental Term Loan Commitment, if not consistent with the terms of the existing Term Loan Facility, will be as agreed between the applicable Borrower and the Lenders or Additional Lenders providing such Incremental Term Loan Commitment.

(d) The Loans and Revolving Commitments established pursuant to this paragraph shall constitute Loans and Revolving Commitments under, and shall be entitled to all the benefits afforded by, this Agreement and the other Loan Documents, and shall, without limiting the foregoing, benefit equally and ratably from the Guarantees provided under Article X.

(e) After giving effect to any Incremental Revolving Commitment, it may be the case that the outstanding Revolving Loans of any Class are not held pro rata in accordance with the new Revolving Commitments. In order to remedy the foregoing, on the effective date of the applicable Incremental Revolving Commitment, the Revolving Lenders (including, without limitation, any Additional Lenders) shall make advances among themselves so that after giving effect thereto each Class of Revolving Loans will be held by the Revolving Lenders (including, without limitation, any Additional Lenders), pro rata in accordance with the Pro Rata Percentages hereunder (after giving effect to the applicable Incremental Revolving Commitment).

(f) This Section 2.21 shall supersede any provision herein to the contrary.

SECTION 2.22. Floorplan Loans.

(a) General. Subject to the terms and conditions set forth herein, the US Borrower may request that the Floorplan Funding Agent issue Floorplan Approvals to finance the purchase by the US Borrower and its Subsidiaries of Inventory from Floorplan Approved Vendors, at any time and from time to time during the Revolving Availability Period; provided, however, that the Floorplan Funding Agent may assume that the Revolving Availability Period has not been terminated until it receives written notice of such termination from the Administrative Agent. A Floorplan Approval shall be issued only if (and upon issuance of each Floorplan Approval, the US Borrower shall be deemed to represent and warrant that (it being understood and agreed that the Floorplan Funding Agent shall not be deemed to have made any representation or warranty with respect to)), after giving effect to such issuance, the sum of the aggregate Floorplan Open Approvals plus the Aggregate Revolving Exposure shall not exceed the Aggregate Revolving Commitments. From and after the date on which the Floorplan Funding Agent has actual knowledge of any Default, and so long as such Default is continuing, (i) no further Floorplan Approvals will be issued if the Floorplan Funding Agent so chooses in its sole discretion to no longer issue Floorplan Approvals or if the Administrative Agent or the Majority in Interest of the Revolving Lenders direct in writing the Floorplan Funding Agent to no longer issue Floorplan Approvals and (ii) the Floorplan Funding Agent may elect in its discretion to cancel all Floorplan Open Approvals (other than Floorplan Open Approvals that are not cancellable). In the event of any conflict between the terms and conditions of this Agreement and the terms and conditions of the Floorplan Inventory Financing Agreement, the terms and conditions of this Agreement shall control.

(b) Issuance of Floorplan Approvals; Funding of Floorplan Loans. Upon the Floorplan Funding Agent’s receipt from a Floorplan Approved Vendor of an invoice with respect to Inventory financed under a Floorplan Approval (a “Floorplan Approved Invoice”), the US Borrower shall be deemed (automatically and without any further action on the part of the US Borrower) to have requested a Floorplan Loan from the Floorplan Funding Agent in an amount equal to the face amount of such Floorplan Approved Invoice, which Floorplan Loan shall be deemed to be fully funded as of the date of such Floorplan Approved Invoice. The unpaid principal balance of each Floorplan Loan shall be payable in full on the earlier of (i) such date that such Floorplan Approved Invoice is due pursuant to the terms of the floorplan program then made available to the US Borrower by the applicable Floorplan Approved Vendor and (ii) the Maturity Date (the earlier of such dates, a “Floorplan Due Date”). The proceeds of each Floorplan Loan will be retained by the Floorplan Funding Agent and the Floorplan Funding Agent will be directly responsible for paying the related Floorplan Approved Invoice (it being understood that the terms of such payment will be negotiated between the Floorplan Funding Agent and the applicable Floorplan Approved Vendor). Prior to the Floorplan Due Date with respect to any Floorplan Loan, the US Borrower may prepay such Floorplan Loan in full on terms and conditions agreed upon by the Floorplan Funding Agent.

(c) Floorplan Loan Payment Obligations. On the date of a Floorplan Approved Invoice to be funded with the proceeds of a Floorplan Loan and without any further action on the part of the Floorplan Funding Agent, the US Borrower or the Revolving Lenders, each Revolving Lender hereby acquires and shall have an unconditional and absolute obligation to repay to the Floorplan Funding Agent, without setoff or counterclaim, a portion of such Floorplan Loan on the Floorplan Due Date thereof in an amount equal to such Revolving Lender’s Pro Rata Percentage of such Floorplan Loan (each such obligation, a “Floorplan Loan Payment Obligation” and each payment made by a Revolving Lender in respect thereof, a “Floorplan Loan Payment”), regardless of the occurrence and continuance of a Default or a reduction or termination of the Revolving Commitments or any other event or condition whatsoever, but only so long as (a) the Floorplan Funding Agent has reported the amount of such Floorplan Loan to the Administrative Agent in accordance with Section 2.22(g), (b) on the Business Day on which the Administrative Agent receives such report under clause (a) above, the Floorplan Loan Exposure with respect to such Floorplan Loan (together with the Floorplan Loan Exposure with respect to all other Floorplan Loans reported by the Floorplan Funding Agent to the Administrative Agent on such day) would not exceed the difference between the Aggregate Revolving Commitment and the Aggregate Revolving Exposure, as reported by the Administrative Agent to the Floorplan Funding Agent on such Business Day in accordance with Section 2.22(g). On the date of a Floorplan Approved Invoice to be funded with the proceeds of a Floorplan Loan and without any further action on the part of the Floorplan Funding Agent, the US Borrower or the Revolving Lenders, the US Borrower hereby becomes and shall be obligated to reimburse the Revolving Lenders for all Floorplan Loan Payments without setoff or counterclaim, which obligation shall be absolute and unconditional irrespective of any defense (other than payment of reimbursement obligation in full) based on or arising out of any defense of the US Borrower or any other Subsidiary or the unenforceability of such reimbursement obligation from any cause, or the cessation from any cause of the liability of the US Borrower or any other Subsidiary, other than the occurrence of the Termination Date, each of which defenses the US Borrower hereby waives to the fullest extent permitted by applicable law. The Administrative Agent and each Revolving Lender acknowledge and agree that neither the Revolving Lenders’ Floorplan Loan Payment Obligations nor any Floorplan Loan Payment shall give the Administrative Agent or any Revolving Lender any right or claim against any Floorplan Approved Vendors.

(d) Payments; Reimbursement. On the Floorplan Due Date of each Floorplan Loan, the US Borrower shall reimburse the Revolving Lenders for the aggregate amount of all Floorplan Loan Payments payable by the Revolving Lenders on such date (each such amount, a “Floorplan Required Payment”) by paying such Floorplan Required Payment to the Administrative Agent, for the account of the Revolving Lenders, not later than noon on such date, which Floorplan Required Payment shall be paid by the US Borrower or, to the extent not paid by the US Borrower by noon on such date and, absent receipt by the Administrative Agent of written notice from the US Borrower that it is contesting the calculation of such Floorplan Required Payment at least one Business Day prior to the applicable Floorplan Due Date and subject to the conditions to borrowing set forth herein, be financed with a Loan or Swingline Loan in an equivalent amount (each of which the US Borrower shall be deemed to have requested pursuant to Section 2.03 or Section 2.19(a)) and, to the extent so financed, the US Borrower’s obligation to make such Floorplan Required Payment shall be discharged and replaced by the resulting Loan or Swingline Loan. On the Floorplan Due Date of each Floorplan Loan, (i) in the event the US Borrower shall have paid a Floorplan Required Payment to the Administrative Agent by the time required on the applicable Floorplan Due Date under the first sentence of this subsection (d), the Administrative Agent, on behalf of the Revolving Lenders, shall pay to the Floorplan Funding Agent, without setoff or counterclaim, the aggregate Floorplan Loan Payments due in respect of such Floorplan Loan, and upon the funding thereof in immediately available funds to the Floorplan Funding Agent, the Revolving Lenders’ obligations to the Floorplan Funding Agent in respect of such Floorplan Loan shall be deemed fully and finally discharged, or (ii) in the event the US Borrower shall not have paid a Floorplan Required Payment to the Administrative Agent by the time required on the applicable Floorplan Due Date under the first sentence of this subsection (d), the Administrative Agent shall notify each Revolving Lender of its Floorplan Loan Payment then due, and each Revolving Lender shall be unconditionally and irrevocably obligated to pay such amount, without setoff or counterclaim, by wire transfer of immediately available funds by 2:00 p.m. on such day to the account of the Administrative Agent most recently designated for such purpose by notice to the Revolving Lenders, and the Administrative Agent will pay such amounts, without setoff or counterclaim, to the Floorplan Funding Agent, and upon the funding thereof in immediately available funds to the Floorplan Funding Agent, the Revolving Lenders’ obligations to the Floorplan Funding Agent in respect of such Floorplan Loan shall be deemed fully and finally discharged.

(e) Obligations Absolute. The US Borrower’s obligation to reimburse Floorplan Loan Payments as provided in clause (d) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Floorplan Approved Invoice or this Agreement, or any term or provision therein or herein, or (ii) any other event or circumstance whatsoever that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, the US Borrower’s obligations hereunder. Neither the Administrative Agent, the Lenders nor the Floorplan Funding Agent, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance of any Floorplan Approved Invoice or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any notice or other communication under or relating to any Floorplan Approved Invoice, any error in interpretation of technical terms or any consequence arising from causes beyond the control of the Floorplan Funding Agent. The Revolving Lenders’ obligations to make Floorplan Loan Payments as provided in clause (d) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Floorplan Approved Invoice or this Agreement, or any term or provision therein or herein, or (ii) any other event or circumstance whatsoever that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, the Revolving Lenders’ obligations hereunder.

(f) Interest on Floorplan Loan Payments. Unless the US Borrower shall reimburse the Revolving Lenders in full for any Floorplan Loan Payments on the date such Floorplan Loan Payments are made (including with the proceeds of Loans and Swingline Loans deemed made in accordance with subsection (d) of this Section 2.22), the unpaid amount thereof shall bear interest, for each day from and including the date such Floorplan Loan Payments are made to but excluding the date the US Borrower reimburses such Floorplan Loan Payments, at the rate per annum then applicable to ABR Loans; provided that Section 2.10(c) shall apply. Such interest shall be due and payable in arrears on the last day of each calendar month or earlier upon demand by Administrative Agent.

(g) Reporting. Prior to 12:00 noon on each Business Day, the Floorplan Funding Agent shall electronically deliver to the Administrative Agent and the US Borrower a report setting forth (i) the aggregate principal amount of Floorplan Loans funded by the Floorplan Funding Agent as of the close of business on the immediately preceding Business Day and not previously reported to the Administrative Agent and the US Borrower pursuant to this clause (g), (ii) the aggregate principal amount of Floorplan Loans outstanding as of the close of business on the immediately preceding Business Day, (iii) the aggregate amount of Floorplan Open Approvals as of the close of business on the immediately preceding Business Day and (iv) the aggregate principal amount of Floorplan Loans maturing on each of the next succeeding five (5) days. Prior to 4:00 p.m. on each Business Day, the Administrative Agent shall electronically deliver to the Floorplan Funding Agent (i) its calculation of the difference between the Aggregate Revolving Commitment and the Aggregate Revolving Exposure as of such date (and after giving effect to all Borrowings made, Floorplan Required Payments made, Loans repaid and Letters of Credit issued, amended or cancelled, on such date) and (ii) the aggregate amount of any past-due Floorplan Required Payments as of such date.

(h) Cash Collateralization. If any Event of Default shall occur and be continuing, on the Business Day that the US Borrower receives notice from the Majority in Interest of the Revolving Lenders (or, if the maturity of the Loans has been accelerated, the Administrative Agent) demanding the deposit of cash collateral pursuant to this paragraph, each US Borrower shall deposit in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Revolving Lenders (the “Floorplan Collateral Account”), an amount in cash equal to 103% of the Floorplan Loan Exposure as of such date plus accrued and unpaid interest thereon; provided that the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to the US Borrower described in clause (g) or (h) of Article VII. Such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the Obligations. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account and the US Borrower hereby grants the Administrative Agent a security interest in the Floorplan Collateral Account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the US Borrower’s risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be first applied by the Administrative Agent to reimburse the Floorplan Funding Agent for Floorplan Loan Payments which it has not yet received and then to reimburse the Revolving Lenders for Floorplan Loan Payments for which the Revolving Lenders have not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the US Borrower for Floorplan Loan Exposure at such time or, if the maturity of the Loans has been accelerated, be applied to satisfy other Obligations. If the US Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the US Borrower within three Business Days after all such Defaults have been cured or waived.

(i) Credits. All credits issued by vendors with respect to Floorplan Approved Invoices (“Floorplan Vendor Credits”) shall be for the sole account of the Revolving Lenders and shall be paid by the Floorplan Funding Agent to such Person(s) as directed in writing from time to time by the Administrative Agent to the Floorplan Funding Agent. On the Effective Date, and thereafter until the Floorplan Funding Agent is advised otherwise in writing by the Administrative Agent during the continuance of an Event of Default, all Floorplan Vendor Credits shall be paid by the Floorplan Funding Agent to the US Borrower or the Subsidiary in whose name the Floorplan Vendor Credit was issued promptly following receipt thereof by the Floorplan Funding Agent.

(j) Notwithstanding anything in this Agreement to the contrary, if at any time (a) there are no outstanding Floorplan Approvals or Floorplan Loans, (b) all Floorplan Loan Payments and Floorplan Required Payments have been paid in full (c) the Floorplan Inventory Financing Agreement has been terminated, and (d) the Floorplan Funding Agent has ceased issuing any further Floorplan Approvals then, upon written notice by the US Borrower to the Administrative Agent and the Floorplan Funding Agent, all obligations (including, without limitation, under Section 2.09(e)), voting and consent rights of, and information and documentation delivery obligations to, the Floorplan Funding Agent shall terminate and be of no further force and effect.

(k) It is hereby acknowledged and agreed that, (i) effective as of the Effective Date, the Existing Floorplan Loans shall continue as Floorplan Loans for all purposes of this Agreement and shall be deemed to be made under this Agreement as of the Effective Date and (ii) all approvals to finance Inventory for any of the Borrowers or their respective Subsidiaries by Floorplan Funding Agent or any of its Affiliates (the “Existing Floorplan Approvals”), whether under the Existing Revolving Credit Agreement or otherwise, shall as of such respective date continue as Floorplan Approvals hereunder (and any obligations of Borrowers or their respective Subsidiaries in respect thereof shall constitute Floorplan Approvals hereunder to the same extent as though such Existing Floorplan Approvals had been Floorplan Approvals hereunder at all times).

As used herein, “Existing Floorplan Loans” means (i) with respect to Sirius Federal, LLC and Sirius Computer Solutions, Inc., certain floorplan loans made in respect of financed Inventory by Floorplan Funding Agent or its Affiliates and (ii) with respect to the Borrowers and their Subsidiaries (excluding Sirius Federal, LLC and Sirius Computer Solutions, Inc.), certain Floorplan Loans (as defined in the Existing Revolving Credit Agreement).

ARTICLE III

REPRESENTATIONS AND WARRANTIES

The US Borrower, the UK Borrower and each Guarantor represents and warrants (provided that for the UK Borrower, such representations and warranties are limited solely to itself and it makes no representations or warranties with respect to the US Borrower, any Guarantor or any other Subsidiary) (it being understood that, for purposes of the representations and warranties made in the Loan Documents on the Effective Date, such representations and warranties shall be construed as though the Transactions have been consummated) to the Administrative Agent, each Issuing Bank, the Floorplan Funding Agent and each of the Lenders, on the Effective Date and on each other date on which representations and warranties are required to be, or are deemed to be, made under the Loan Documents, that:

SECTION 3.01. Organization; Powers. The US Borrower, Holdings, each Guarantor and each other Material Subsidiary is duly organized, validly existing and (to the extent the concept is applicable in such jurisdiction) in good standing under the laws of the jurisdiction of its organization, has all power and authority and all material Governmental Approvals required for the ownership and operation of its material properties and the conduct of its material business as now conducted and, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, is qualified to do business, and is in good standing, in every jurisdiction where such qualification is required.

SECTION 3.02. Authorization; Enforceability. The Transactions to be entered into by each Borrower and each Guarantor are within such Borrower’s and such Guarantor’s corporate or other organizational powers and have been duly authorized by all necessary corporate or other organizational and, if required, stockholder or other equityholder action of each Borrower and each Guarantor. This Agreement has been duly executed and delivered by each Borrower and each Guarantor and constitutes, and each other Loan Document, when executed and delivered by each Borrower and each Guarantor, will constitute, a legal, valid and binding obligation of such Borrower or such Guarantor, as applicable, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, winding-up or other laws affecting creditors’ rights generally and to general principles of equity, regardless of whether considered in a proceeding in equity or at law, and in the case of the UK Borrower, subject to the Legal Reservations.

SECTION 3.03. Governmental Approvals; Absence of Conflicts. The Transactions (a) do not require any consent or approval of, registration or filing with or any other action by any Governmental Authority, except such as have been obtained or made and are in full force and effect and except to the extent failure to obtain any such consent, approval, registration, filing or other action would not reasonably be expected to result in a Material Adverse Effect, (b) will not violate any applicable law, including any order of any Governmental Authority, except to the extent any such violations, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, (c) do not require consent or approval, except such as have been obtained and are in full force and effect, under, and will not violate, the certificate or formation or limited liability company agreement of each Borrower, (d) will not violate or result (alone or with notice or lapse of time or both) in a default under any indenture or other agreement or instrument in respect of Material Indebtedness binding upon the US Borrower, Holdings or any Subsidiary or any of their assets, or give rise to a right thereunder to require any payment, repurchase or redemption to be made by the US Borrower, Holdings or any Subsidiary, or give rise to a right of, or result in, any termination, cancellation, acceleration or right of renegotiation of any obligation thereunder, in each case except to the extent that the foregoing, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect and (e) except for Permitted Liens or other Liens permitted under Section 6.02, will not result in the creation or imposition of any Lien on any asset of the US Borrower, Holdings or any Subsidiary except to the extent that the foregoing, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, and, in each case, in the case of the UK Borrower, subject to the Legal Reservations.

SECTION 3.04. Financial Condition; No Material Adverse Change.

(a) The consolidated balance sheet and related consolidated statements of operations, shareholders’ equity and cash flows as of and for the fiscal year ended December 31, 2024 and the fiscal quarter ended September 30, 2025 present fairly, in all material respects, the financial position, results of operations and cash flows of the US Borrower and its consolidated Subsidiaries as of such dates and for such periods in accordance in all material respects with GAAP, subject to normal year-end audit adjustments and the absence of footnotes in the case of the statements referred to in clause (b) above.

(b) Since December 31, 2024, there has been no event or condition that has resulted, or would reasonably be expected to result, in a material adverse change in the business, assets, liabilities, operations or financial condition of the US Borrower and the Subsidiaries, taken as a whole.

SECTION 3.05. Properties.

(a) The US Borrower and each Subsidiary has good title to, or valid leasehold interests in, or rights to use, all its property material to its business, subject to Liens permitted by Section 6.02 and except (i) for defects in title that, individually or in the aggregate, do not materially detract from the value of the affected property or materially interfere with the ordinary conduct of business of the US Borrower or any Subsidiary or (ii) for any failure to do so that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(b) The US Borrower and each Subsidiary owns, or is licensed to use, all patents, trademarks, copyrights, licenses, technology, software, domain names and other intellectual property that is necessary for the conduct of its business as currently conducted, without conflict with the rights of any other Person, except to the extent that such failure to own or license, or any such conflict, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. No patents, trademarks, copyrights, licenses, technology, software, domain names or other intellectual property used by the US Borrower or any Subsidiary in the operation of its business infringes upon, misappropriates or otherwise violates the rights of any other Person, except for any such infringements, misappropriations or other violations that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. No claim or litigation regarding any patents, trademarks, copyrights, licenses, technology, software, domain names or other intellectual property owned or used by the US Borrower or any Subsidiary is pending or, to the knowledge of the US Borrower or any Subsidiary, threatened in writing against the US Borrower or any Subsidiary that, individually or in the aggregate, has a reasonable likelihood of an adverse determination and such adverse determination would reasonably be expected to result in a Material Adverse Effect.

SECTION 3.06. Litigation and Environmental Matters.

(a) Except as set forth in Schedule 3.06, as of the Effective Date, there are no actions, suits or proceedings by or before any Governmental Authority or arbitrator pending against or, to the knowledge of the US Borrower or any Subsidiary, threatened in writing against the US Borrower or any Subsidiary that (i) has a reasonable likelihood of an adverse determination and such adverse determination would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) involve any of the Loan Documents.

(b) Except with respect to any matters that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect: neither the US Borrower nor any Subsidiary (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any Governmental Approval required under any Environmental Law, (ii) is subject to any Environmental Liability, (iii) has received written notice of any claim with respect to any Environmental Liability or (iv) knows of any fact, incident, event or condition that would reasonably be expected to form the basis for any Environmental Liability.

SECTION 3.07. Compliance with Laws.

(a) The US Borrower and each Subsidiary is in compliance with all laws, including all orders of Governmental Authorities, applicable to it or its property, except where the failure to comply, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(b) The US Borrower has implemented and maintains in effect policies and procedures reasonably designed to promote compliance by Holdings, the US Borrower and the Subsidiaries (subject to Section 5.08) and their respective directors, officers, employees and agents with Anti-Corruption Laws and Sanctions applicable to Holdings and its subsidiaries, and Holdings, the US Borrower and the Subsidiaries and their respective officers and directors and, to the knowledge of the US Borrower, Holdings or any Subsidiary, their respective employees and agents are in compliance with Anti-Corruption Laws and Sanctions applicable to Holdings and its subsidiaries in all material respects. None of (a) the US Borrower, Holdings, any Subsidiary or their respective directors or officers or, to the knowledge of the US Borrower,

Holdings or any Subsidiary, any of their respective employees, or (b) to the knowledge of the US Borrower, Holdings or any Subsidiary, any agent of the US Borrower, Holdings or any Subsidiary that will act in any capacity in connection with or benefit from any credit facility established hereby, is a Sanctioned Person. The Transactions do not violate any Anti-Corruption Law, the USA PATRIOT Act or Sanctions applicable to Holdings and its subsidiaries.

SECTION 3.08. Investment Company Status. None of Holdings, the US Borrower or any Subsidiary Guarantor is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

SECTION 3.09. Taxes. The US Borrower and each Subsidiary have timely filed or caused to be filed all Tax returns and reports required to have been filed and have paid or caused to be paid all Taxes required to have been paid by them, except where (a)(i) the validity or amount thereof is being contested in good faith by appropriate proceedings and (ii) the US Borrower or such Subsidiary, as applicable, has set aside on its books reserves with respect thereto to the extent required by GAAP or (b) the failure to do so would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

SECTION 3.10. ERISA. No ERISA Events have occurred or are reasonably expected to occur that would, in the aggregate, reasonably be expected to result in a Material Adverse Effect. The US Borrower and each ERISA Affiliate has fulfilled its obligations under the minimum funding standards of ERISA and the Code with respect to each Plan and is in compliance with the presently applicable provisions of ERISA and the Code with respect to each Plan, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Except as would not reasonably be expected to result in a Material Adverse Effect, neither the US Borrower nor any ERISA Affiliate has (a) sought a waiver of the minimum funding standard under Section 412 of the Code in respect of any Plan, (b) failed to make any contribution or payment to any Plan or Multiemployer Plan, or made any amendment to any Plan that has resulted or could result in the imposition of a Lien or the posting of a bond or other security under ERISA or the Code, or (c) incurred any liability under Title IV of ERISA other than a liability to the PBGC for premiums under Section 4007 of ERISA that are not past due. The US Borrower does not and will not hold “plan assets” (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA).

SECTION 3.11. Solvency. On the Effective Date, immediately after giving effect to the consummation of the Transactions to occur on such date, including the making of any Loans and the application of the proceeds thereof, (i) the fair value of the assets of the US Borrower and the Subsidiaries on a consolidated basis, at a fair valuation on a going concern basis, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of the US Borrower and the Subsidiaries on a consolidated basis; (ii) the present fair saleable value of the property of the US Borrower and the Subsidiaries on a consolidated and going concern basis will be greater than the amount that will be required to pay the probable liability of the US Borrower and the Subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured in the ordinary course of business; (iii) the US Borrower and the Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured in the ordinary course of business; and (iv) the US Borrower and the Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted.

SECTION 3.12. Disclosure. Each of the written reports, financial statements, certificates and other written information (other than financial projections, budgets, estimates, other forward-looking information, and information of a general economic or industry-specific nature) furnished by or on behalf of the US Borrower, Holdings or any Subsidiary to the Administrative Agent, any Arranger or any Lender in connection with the negotiation of this Agreement or any other Loan Document is and will be, when furnished and taken as a whole, complete and correct in all material respects and does not and will not, when furnished and taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (in each case after giving effect to all supplements and updates provided thereto prior to the Effective Date). The financial projections that have been furnished by or on behalf of the US Borrower, Holdings or any Subsidiary to the Administrative Agent, any Arranger, any Issuing Bank or any Lender in connection with the negotiation of this Agreement or any other Loan Document have been prepared in good faith based upon assumptions that are believed by the US Borrower to be reasonable at the time such financial projections are furnished to the Administrative Agent, any Arranger, any Issuing Bank or any Lender, it being understood and agreed that financial projections are as to future events and are not to be viewed as facts, are subject to significant uncertainties and contingencies, many of which are out of the US Borrower’s or its Subsidiaries’ control, that no assurance can be given that any particular projections will be realized, that the financial projections is not a guarantee of financial performance and that actual results during the period or periods covered by such projections may differ significantly from the projected results and such differences may be material.

SECTION 3.13. Federal Reserve Regulations. Neither the US Borrower, Holdings nor any Subsidiary is engaged or will engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U of the Board of Governors), or extending credit for the purpose of purchasing or carrying margin stock. No part of the proceeds of the Loans or any Letter of Credit will be used to purchase or carry margin stock, to extend credit for others to purchase or carry margin stock or for any purpose that entails, and no other action will be taken by the US Borrower, Holdings and the Subsidiaries that would result in, a violation of Regulations T, U and X of the Board of Governors.

SECTION 3.14. Subsidiaries. Schedule 3.14 sets forth as of the Effective Date a list of all Subsidiaries of the US Borrower, the jurisdiction of their formation or organization, as the case may be, and the percentage ownership interest of such Subsidiary’s parent company therein, and such Schedule shall denote which subsidiaries as of the Effective Date are not Subsidiary Guarantors.

ARTICLE IV

CONDITIONS

SECTION 4.01. Effective Date. The effectiveness of this Agreement and the obligations of the Lenders to make Loans and each Issuing Bank to issue Letters of Credit hereunder shall not become effective until the date on which each of the following conditions shall be satisfied (or waived):

(a) The Administrative Agent shall have received a counterpart of this Agreement executed by each party hereto (which, subject to Section 9.06(b), may include any Electronic Signatures transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page).

(b) The Administrative Agent shall have received written opinions (addressed to the Administrative Agent, the Issuing Banks and the Lenders and dated the Effective Date) of Sidley Austin LLP, special counsel to the US Borrower and the Guarantors, and Cahill Gordon & Reindel (UK) LLP, with respect to matters of English law, in each case, in form and substance customary for financings of this type.

(c) The Administrative Agent shall have received (i) a certificate of the US Borrower and each Guarantor, dated the Effective Date and executed by the secretary, an assistant secretary or a director of the US Borrower and each Guarantor, as applicable, attaching (x) a copy of each organizational document of the US Borrower and each Guarantor which shall, to the extent applicable, be certified as of the Effective Date or a recent date prior thereto by the appropriate Governmental Authority, (y) signature and incumbency certificates of the officers or directors, as applicable, of the US Borrower and each Guarantor, as applicable executing each Loan Document and (z) resolutions of the board of directors or shareholders, as applicable, of the US Borrower and each Guarantor, as applicable approving and authorizing the execution, delivery and performance of the Loan Documents, certified as of the Effective Date by such secretary, assistant secretary or director as being in full force and effect without modification or amendment, and (ii) a good standing certificate (where relevant) from the Secretary of State or similar Governmental Authority of the jurisdiction of organization or formation, if applicable, for the US Borrower and each Guarantor, dated the Effective Date or a recent date prior thereto, in each case, in form and substance customary for financings of this type.

(d) The Administrative Agent shall have received from the UK Borrower:

(i) a copy of the constitutional documents of the UK Borrower;

(ii) if required by law or by the constitutional documents or customary in the relevant jurisdiction, a copy of a resolution of the board of directors or managers or equivalent body of the UK Borrower;

(A) approving the terms of, and the transactions contemplated by, the Loan Documents to which it is a party and resolving that it execute the Loan Documents to which it is a party;

(B) authorizing a specified person or persons, to execute the Loan Documents to which it is a party on its behalf; and

(C) authorizing a specified person or persons, on its behalf, to sign and/or dispatch all documents and notices to be signed and/or dispatched by it under or in connection with the Loan Documents to which it is a party;

(iii) specimen signatures for the person(s) authorized in the resolutions referred to in clause (ii) above (to the extent such person will execute a Loan Document); and

(iv) a certificate from the UK Borrower certifying that each copy document relating to it specified in clauses (i) to (ii) above is correct, complete and (to the extent executed) in full force and effect and has not been amended or superseded prior to the date of this Agreement;

(e) The Administrative Agent shall have received a certificate, dated the Effective Date and signed by a Responsible Officer of the US Borrower, certifying that, as of the Effective Date and after giving effect to the Transactions that are to occur on such date, (i) the representations and warranties of the US Borrower and the Guarantors set forth in the Loan Documents are true and correct (A) in the case of the representations and warranties qualified as to materiality, in all respects and (B) otherwise, in all material respects and (ii) no Default or Event of Default has occurred and is continuing.

(f) The Administrative Agent shall have received a certificate substantially in the form of Exhibit E from the US Borrower, dated the Effective Date and signed by a Responsible Officer of the US Borrower.

(g) All reasonable out-of-pocket costs, expenses (including reasonable and documented legal fees and expenses of one outside counsel to the Administrative Agent and the Lenders, taken as a whole) and fees contemplated by the Loan Documents, or otherwise agreed by the US Borrower with the Arrangers, to be reimbursable or payable by or on behalf of the US Borrower to the Arrangers (or their Affiliates), the Administrative Agent or the Lenders shall have been paid on or prior to the Effective Date, in each case, to the extent required to be paid on or prior to the Effective Date and, in the case of such costs and expenses, invoiced at least three (3) Business Days prior to the Effective Date.

(h) The Lenders shall have received, to the extent reasonably requested by the Administrative Agent or any Lender at least ten Business Days prior to the Effective Date, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the USA PATRIOT Act and the Beneficial Ownership Regulation, including, to each Lender that so requests, a Beneficial Ownership Certification to the extent a Borrower qualifies as a “legal entity” customer under the Beneficial Ownership Regulation.

(i) The Effective Date Refinancing shall have occurred substantially concurrently with the incurrence and initial funding of the Loans and use of proceeds thereof.

For purposes of determining compliance with the conditions specified in this Section 4.01, the Administrative Agent, each Issuing Bank and each Lender as of the Effective Date shall, upon the execution and delivery by the Administrative Agent, each such Issuing Bank and each such Lender of their respective signature pages to this Agreement, be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required hereunder to be consented to or approved by or acceptable or satisfactory to the Administrative Agent, each such Issuing Bank and each such Lender.

The Administrative Agent shall notify the US Borrower and the Lenders of the Effective Date, and such notice shall be conclusive and binding.

SECTION 4.02. Each Credit Event. The obligation of each Lender to make a Loan and of each Issuing Bank to issue Letters of Credit on the occasion of each Borrowing (other than any conversion or continuation of any outstanding Loans) or issuance of Letters of Credit is subject to receipt of the Borrowing Request therefor in accordance herewith and to the satisfaction of the following conditions:

(a) The representations and warranties of the Borrowers and the Guarantors set forth in the Loan Documents (other than, after the Effective Date, the representations set forth in Sections 3.04(b) and 3.06(a)) shall be true and correct (i) in the case of the representations and warranties qualified as to materiality, in all respects and (ii) otherwise, in all material respects, in each case on and as of the date of such Borrowing, except in the case of any such representation or warranty that expressly relates to a prior date, in which case such representation or warranty shall be so true and correct (i) in the case of the representations and warranties qualified as to materiality, in all respects and (ii) otherwise, in all material respects, in each case, on and as of such prior date.

(b) At the time of and immediately after giving effect to such Borrowing, no Default or Event of Default shall have occurred and be continuing.

On the date of any Borrowing (other than any conversion or continuation of any outstanding Loans and any amendment to any Letter of Credit that increases or extends such Letter of Credit), the US Borrower shall be deemed to have represented and warranted that the conditions specified in clauses (a) and (b) of this Section have been satisfied.

ARTICLE V

AFFIRMATIVE COVENANTS

The Borrowers and the Subsidiary Guarantors covenant and agree (provided that for the UK Borrower, such covenants and agreements are limited solely to itself and it makes no covenant or agreement with respect to the US Borrower or any other Subsidiary) with each Lender, each Issuing Bank and the Floorplan Funding Agent that, until the Termination Date:

SECTION 5.01. Financial Statements and Other Information. The US Borrower will furnish to the Administrative Agent, on behalf of each Lender and the Floorplan Funding Agent:

(a) within 90 days after the end of each fiscal year of the US Borrower, commencing with the fiscal year ending December 31, 2025, its audited consolidated balance sheet and related consolidated statements of operations, shareholders’ equity and cash flows as of the end of and for such fiscal year, setting forth in each case in comparative form the figures for the prior fiscal year, all audited by and accompanied by the opinion of Ernst & Young LLP or another independent registered public accounting firm of recognized national standing (without a “going concern” or like qualification or exception (other than any qualification or exception with respect to or resulting from (i) an upcoming scheduled final maturity of any Loans, Senior Notes or other Indebtedness occurring within one year from the time such opinion is delivered or (ii) any prospective or actual default or event of default under the financial covenant hereunder or a financial covenant in any other Indebtedness) and without any qualification, exception or emphasis as to the scope of such audit) to the effect that such consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the US Borrower and its consolidated Subsidiaries on a consolidated basis as of the end of and for such year in accordance in all material respects with GAAP;

(b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the US Borrower, its consolidated balance sheet as of the end of such fiscal quarter, the related consolidated statements of operations for such fiscal quarter and the then elapsed portion of the fiscal year and the related statements of cash flows for the then elapsed portion of the fiscal year, in each case setting forth in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the prior fiscal year, all certified by a Financial Officer of the US Borrower as presenting fairly, in all material respects, the financial position, results of operations and cash flows of the US Borrower and its consolidated Subsidiaries on a consolidated basis as of the end of and for such fiscal quarter and such portion of the fiscal year in accordance with in all material respects GAAP, subject to normal year-end audit adjustments and the absence of certain footnotes;

(c) concurrently with each delivery of financial statements under clause (a) or (b) above, a completed Compliance Certificate signed by a Financial Officer of the US Borrower, (i) certifying, to the knowledge of such Financial Officer, as to whether a Default has occurred and is continuing on such date and, if a Default has occurred and is continuing on such date, specifying the details thereof and any action taken or proposed to be taken with respect thereto and (ii) setting forth reasonably detailed calculations demonstrating compliance with Section 6.06;

(d) promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by the US Borrower, Holdings or any Subsidiary with the SEC or with any national securities exchange;

(e) promptly after any request therefor, such other information regarding the operations, business affairs, assets, liabilities and financial condition of the US Borrower or any Subsidiary (subject to the limitations described in the last sentence of Section 5.07), or compliance with the terms of any Loan Documents, as the Administrative Agent or any Lender (through the Administrative Agent) may reasonably request in writing; and

(f) promptly following any request therefor, provide information and documentation reasonably requested by the Administrative Agent, any Issuing Bank or any Lender for purposes of compliance with applicable “know your customer” and anti-money-laundering rules and regulations, including, without limitation, the USA PATRIOT Act and the Beneficial Ownership Regulation.

Notwithstanding anything to the contrary in this Section 5.01, none of the Borrowers, Holdings nor any Subsidiary will be required to disclose or permit the inspection or discussion of, any document, information or other matter (i) that constitutes non-financial trade secrets or non-financial proprietary information, (ii) in respect of which disclosure to the Administrative Agent or any Lender (or their respective representatives or contractors) is prohibited by law or any binding agreement or (iii) that is subject to attorney client or similar privilege or constitutes attorney work product.

Information required to be delivered pursuant to clause (a), (b) or (d) of this Section shall be deemed to have been delivered to the Lenders if such information, or one or more annual or quarterly reports containing such information, shall have been posted by the Administrative Agent on an IntraLinks or similar site to which the Lenders have been granted access or shall be available on the website of the SEC at http://www.sec.gov or on the website of the US Borrower. Information required to be delivered pursuant to this Section to the Administrative Agent may also be delivered by electronic communications pursuant to procedures approved by the Administrative Agent.

SECTION 5.02. Notices of Material Events. Promptly after any Responsible Officer of the Borrowers or any Subsidiary Guarantor obtains actual knowledge thereof, the US Borrower will furnish to the Administrative Agent and the Floorplan Funding Agent written notice of the following:

(a) the occurrence of, or receipt by either Borrower or any Subsidiary Guarantor of any written notice claiming the occurrence of, any Default;

(b) the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against the US Borrower, Holdings or any Subsidiary, or any adverse development in any such pending action, suit or proceeding not previously disclosed in writing by the US Borrower to the Administrative Agent and the Lenders, that in each case has a reasonable likelihood of an adverse determination and such determination would reasonably be expected to result in a Material Adverse Effect or that contests the validity of any Loan Document;

(c) the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred would reasonably be expected to result in a Material Adverse Effect; or

(d) any other development that has resulted, or would reasonably be expected to result, in a Material Adverse Effect.

Each notice delivered under this Section shall be accompanied by a statement of a Responsible Officer of the US Borrower setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

SECTION 5.03. Existence; Conduct of Business. The Borrowers and each Subsidiary Guarantor will, and will cause each Subsidiary to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect (a) its legal existence, except, in the case of the Subsidiaries (other than UK Borrower), where the failure to do so would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect and (b) the rights, licenses, permits, privileges and franchises material to the conduct of the business of the US Borrower, Holdings and its Subsidiaries taken as a whole, except, in the case of this clause (b), where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect; provided that the foregoing shall not prohibit any transaction permitted under Article VI.

SECTION 5.04. Payment of Taxes. The Borrowers and each Subsidiary Guarantor will, and will cause each Subsidiary to, pay its Taxes before the same shall become delinquent or in default by more than forty-five (45) days, except where (a)(i) the validity or amount thereof is being contested in good faith by appropriate proceedings, (ii) the applicable Borrower or such Subsidiary has set aside on its books reserves with respect thereto to the extent required by GAAP and (iii) such contest effectively suspends collection of the contested obligation and the enforcement of any Lien securing such obligation or (b) the failure to make payment would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

SECTION 5.05. Maintenance of Properties and Rights. The Borrowers and each Subsidiary Guarantor will, and will cause each Subsidiary to, keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear and casualty and condemnation excepted, and will take all actions reasonably necessary to maintain and protect all patents, trademarks, copyrights, licenses, technology, software, domain names and other intellectual property rights necessary to the conduct of its business as currently conducted and proposed to be conducted, except in each case (i) for the abandonment of intellectual property rights in the ordinary course of business, which in the reasonable and good faith determination of the US Borrower are not material to the conduct of the business of the US Borrower, Holdings and the Subsidiaries, taken as a whole, (ii) the lapse or expiration of registered intellectual property rights at the end of the applicable statutory term, or (iii) where the failure to maintain or take any such actions, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect; provided that the foregoing shall not prohibit any transaction permitted under Article VI.

SECTION 5.06. Insurance. The Borrowers and each Subsidiary Guarantor will, and will cause each Subsidiary to, maintain, with insurance companies that the US Borrower believes (in the good faith judgment of the management of the US Borrower) are financially sound and reputable (including captive insurance subsidiaries), insurance in such amounts (with no greater risk retention) and against such risks as is customarily maintained by companies of established repute engaged in the same or similar businesses operating in the same or similar locations.

SECTION 5.07. Books and Records; Inspection and Audit Rights. The Borrowers and each Subsidiary Guarantor will, and will cause each Subsidiary to, keep proper books of record and account in which full, true and correct entries in accordance, in all material respects, with GAAP and applicable law are made of all material dealings and transactions in relation to its business and activities. The Borrowers and each Subsidiary Guarantor will, and will cause each Subsidiary to, permit the Administrative Agent (acting on its own behalf or on behalf of any of the Lenders), and any agent designated by the Administrative Agent, upon reasonable prior notice, (a) to visit and reasonably inspect its properties, (b) to examine and make extracts from its books and records and (c) to discuss its operations, business affairs, assets, liabilities and financial condition with its officers and independent accountants, all at such reasonable times during normal business hours and as often as reasonably requested; provided that the Administrative Agent collectively may not exercise such rights more often than once during any calendar year and unless an Event of Default exists, the costs and expenses of such a visitation or inspection shall be the responsibility of the inspecting party or parties; provided, further, that when an Event of Default exists, the Administrative Agent (or any of their agents) may do any of the foregoing (at the reasonable expense of the US Borrower) at any time during normal business hours and upon reasonable advance notice. The Administrative Agent shall give the US Borrower the opportunity to participate in any discussions with the US Borrower’s independent accountants. Notwithstanding anything to the contrary in this Section, neither the US Borrower, Holdings nor any Subsidiary shall be required to disclose, permit the inspection, examination or making copies or abstracts of, or discussion of, any document, information or other matter that (i) constitutes non-financial trade secrets or non-financial proprietary information, (ii) in respect of which disclosure to the Administrative Agent (or its agents) is prohibited by applicable law or any binding confidentiality agreement between the US Borrower, Holdings or any Subsidiary and a Person that is not the US Borrower or any Subsidiary not entered into in contemplation of preventing such disclosure, inspection, examination or discussion or (iii) is subject to attorney-client or similar privilege or constitutes attorney work-product.

SECTION 5.08. Compliance with Laws. The Borrowers and each Subsidiary Guarantor will, and will cause each Subsidiary to, comply with all laws, including all Environmental Laws and ERISA, and all orders of any Governmental Authority, applicable to it, its operations or its property, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. The Borrowers and each Subsidiary Guarantor will maintain in effect and enforce policies and procedures reasonably designed to promote compliance by the Borrowers, Holdings, the Subsidiaries and their respective directors, officers, employees and agents (in each case, in their respective capacities as such) with Anti-Corruption Laws and Sanctions applicable to Holdings and its subsidiaries, as applicable.

SECTION 5.09. Use of Proceeds.

(a) The proceeds of the Loans will be used (a) on the Effective Date to (i) finance the Effective Date Refinancing, (ii) finance in part the other Transactions, (iii) pay fees and expenses incurred in connection with the Effective Date Refinancing and the Transactions and (b) on and after the Effective Date used for working capital and general corporate purposes of the US Borrower, Holdings and the Subsidiaries.

(b) The Borrowers will not request any Borrowing, Floorplan Loan or Letter of Credit, and the Borrowers will not use, and will procure that Holdings and the Subsidiaries and its or their respective directors, officers, employees and agents will not use, the proceeds of any Borrowing, Floorplan Loan or Letter of Credit (i) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (ii) for the purpose of funding any activities, business or transaction of or with any Sanctioned Person, or in any country or territory, that, at the time of such funding, is a Sanctioned Country, (iii) in any manner that would result in the violation of any Sanctions applicable to Holdings and its subsidiaries, or (iv) to purchase or carry margin stock or to extend credit to others for the purpose of purchasing or carrying margin stock or for any other purpose that would result in a violation of Regulations T, U and X of the Board of Governors.

SECTION 5.10. Guaranty.

(a) The payment and performance of the Obligations of the Borrowers shall be unconditionally guaranteed by (i) solely with respect to the Obligations of the UK Borrower, the US Borrower, (ii) Holdings (the “Holdings Guaranty”) and (iii) at the election of the US Borrower, any Subsidiary, in each case, pursuant to Article X hereof or pursuant to one or more supplements hereto or other guaranty agreements in form and substance reasonably acceptable to the Administrative Agent, as the same may be amended, modified or supplemented from time to time (individually a “Subsidiary Guaranty” and collectively the “Subsidiary Guaranties”; each Subsidiary, upon the execution and delivery of the applicable Subsidiary Guaranty, a “Subsidiary Guarantor” and collectively the “Subsidiary Guarantors” and, together with Holdings and, solely with respect to the Obligations of the UK Borrower, the US Borrower, the “Guarantors”); provided that for the avoidance of doubt, the UK Borrower shall not be, nor shall it be deemed to be by operation of any provisions herein or in any other Loan Document, a Guarantor or a Subsidiary Guarantor, unless and until the US Borrower elects, in its sole discretion, to cause the UK Borrower to become a Subsidiary Guarantor (on terms to be mutually reasonably agreed).

(b) At any time after the Effective Date, the US Borrower may, upon prior written notice to the Administrative Agent, cause any Subsidiary to become a Subsidiary Guarantor by executing and delivering to the Administrative Agent an Additional Guarantor Supplement substantially in the form attached as Exhibit F or such other form reasonably acceptable to the Administrative Agent, and the US Borrower shall, or cause such Subsidiary to, deliver to the Administrative Agent documents of the type delivered on the Effective Date pursuant to Section 4.01(c) and Section 4.01(d), as applicable, to the extent reasonably required by the Administrative Agent in connection therewith.

(c) Upon delivery of written notice to the Administrative Agent by a Responsible Officer of the US Borrower requesting that any Subsidiary Guarantor be released from its Guarantee hereunder and upon the receipt of any such request by the Administrative Agent, such Subsidiary Guarantor shall thereupon cease to be a Subsidiary Guarantor, it being understood and agreed that (i) the Administrative Agent (without notice to, or vote or consent of, any Lender) shall with reasonable promptness execute and deliver such release documentation, in form reasonably satisfactory to the Administrative Agent and the US Borrower, as the US Borrower may reasonably request to evidence the release and termination of such Subsidiary Guarantor from the Guarantee to which such Subsidiary Guarantor is a party, and (ii) no release of any Subsidiary Guarantor shall in any way modify, affect or impair the enforceability of any Subsidiary Guaranty in respect of any other Subsidiary Guarantor.

(d) For the avoidance of doubt, in the event any Guarantor is released from its Guarantee pursuant to clause (c) above, the requirements of Section 5.10 (a) shall no longer apply going forward with respect to such former Guarantor (and Section 5.10(a) shall not cause any springing Guarantee with respect to such released Guarantor after such release occurs).

SECTION 5.11. Business of the US Borrower and its Subsidiaries. The Borrowers and the Subsidiary Guarantors will not and will cause the Subsidiaries to not engage in any line of business material to the US Borrower and its Subsidiaries taken as a whole other than (a) those lines of business conducted by the US Borrower or any Subsidiary on the Effective Date or (b) any Similar Business.

SECTION 5.12. Centre of Main Interests. With respect to the UK Borrower only, the UK Borrower will not cause or allow the location of its centre of main interests (as that term is used in Article 3(1) of the Regulation (EU) 2015/848 of 20 May 2015 on insolvency proceedings (recast) (as amended) or as that term or analogous term is used in any equivalent legislation or regulation in the United Kingdom ) to change without the prior written consent of the Administrative Agent.

SECTION 5.13. Transactions with Affiliates. The Borrowers and the Subsidiary Guarantors will not, and will cause its Subsidiaries to not, engage in transactions by or among the US Borrower and the Subsidiary Guarantors, sell or transfer any property or assets to, or purchase or acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, involving aggregate payments or consideration in excess of $25,000,000 in any fiscal year unless:

(a) such transaction is on terms that are not materially less favorable to the US Borrower or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the US Borrower or such Subsidiary with an unrelated Person on an arm’s-length basis; and

(b) the US Borrower delivers to the Administrative Agent with respect to any such transaction or series of related transactions involving aggregate payments or consideration in excess of $50,000,000, a resolution adopted by the majority of the board of directors of the US Borrower approving such transaction and set forth in an Officer’s Certificate certifying that such transaction complies with clause (a) above.

(c) The foregoing provisions will not apply to the following:

(i) transactions among the US Borrower, Holdings and its Subsidiaries or any entity that becomes a Subsidiary as a result of such transaction;

(ii) [reserved];

(iii) the Transactions and the payment of all fees, costs and expenses in connection therewith;

(iv) issuances by the US Borrower and its Subsidiaries of Equity Interests;

(v) reasonable and customary fees payable to any directors of the US Borrower and its Subsidiaries (or any direct or indirect parent of the US Borrower) and reimbursement of reasonable out-of-pocket costs of the directors of the US Borrower and its Subsidiaries (or any direct or indirect parent of the US Borrower) in the ordinary course of business, in the case of any direct or indirect parent to the extent reasonably attributable to the ownership or operations of the US Borrower and its Subsidiaries);

(vi) expense reimbursement and employment, severance and compensation arrangements entered into by the US Borrower and its Subsidiaries with their officers, employees and consultants in the ordinary course of business, including, without limitation, the payment of stay bonuses and incentive compensation and/or such officer’s, employee’s or consultant’s equity investment in certain Subsidiaries;

(vii) payments by the US Borrower and its Subsidiaries to each other pursuant to tax sharing agreements or arrangements among Holdings and its subsidiaries on customary terms (including, without limitation, transfer pricing initiatives);

(viii) the payment of reasonable and customary indemnities to directors, officers and employees of the US Borrower and its Subsidiaries (or any direct or indirect parent of the US Borrower) in the ordinary course of business, in the case of any direct or indirect parent to the extent attributable to the operations of the US Borrower and its Subsidiaries;

(ix) transactions pursuant to permitted agreements in existence on the Effective Date and disclosed to the Lenders prior to the Effective Date and any amendment thereto to the extent such an amendment is not adverse to the interests of the Lenders in any material respect;

(x) [reserved];

(xi) [reserved];

(xii) loans and other transactions among the US Borrower and its Subsidiaries (and any direct and indirect parent company of the US Borrower) to the extent permitted under this Article V;

(xiii) the existence of, or the performance by the US Borrower or any of its Subsidiaries of its obligations under the terms of, any stockholders agreement, principal investors agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Effective Date and any similar agreements entered into thereafter; provided, however, that the existence of, or the performance by the US Borrower or any of its Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Effective Date shall only be permitted by this clause (xiii) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Lenders when taken as a whole;

(xiv) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business which are fair to the US Borrower and its Subsidiaries, in the reasonable determination of the board of directors of the US Borrower or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(xv) sales of accounts receivable, or participations therein, by any Subsidiary that is not a Subsidiary Guarantor in connection with any Receivables Facility;

(xvi) payments or loans (or cancellation of loans) to employees or consultants of the US Borrower, any of its direct or indirect parent companies or any of its Subsidiaries which, for any such payments or loans in excess of $1,000,000, are approved by a majority of the board of directors of the US Borrower in good faith; and

(xvii) transactions among Foreign Subsidiaries for tax planning and tax efficiency purposes.

SECTION 5.14. Post-Closing Obligations. Take all necessary actions to satisfy the items described on Schedule 5.14 within the applicable period of time specified therein (or such longer period as the Administrative Agent may agree in its reasonable discretion).

ARTICLE VI

NEGATIVE COVENANTS

Each of the US Borrower, the UK Borrower and the Subsidiary Guarantors covenants and agrees (provided that for the UK Borrower, such covenants and agreements are limited solely to itself and it makes no covenant or agreement with respect to the US Borrower or any other Subsidiary) with each Lender, each Issuing Bank and the Floorplan Funding Agent that, until the Termination Date:

SECTION 6.01. Limitation on Non-Guarantor Subsidiary Indebtedness.

(a) The Borrowers and the Guarantors will not permit any Subsidiary that is not a Guarantor to create, incur, assume, guarantee or permit to exist, with respect to (collectively, “incur”) any Non-Guarantor Indebtedness (including Acquired Debt). Notwithstanding the foregoing, this Section 6.01 shall not apply to Indebtedness of the UK Borrower solely as it relates to the Obligations under this Agreement.

(b) The foregoing restriction shall not apply to the following items:

(i) Indebtedness existing on the Effective Date that either is set forth on Schedule 6.01 or has a committed or principal amount of not greater than $25,000,000 individually;

(ii) any Indebtedness of a Person existing at the time such Person is merged, consolidated, amalgamated or otherwise combined with or into or otherwise acquired by the US Borrower or any Subsidiary or at the time of a sale, lease or other disposition of the properties and assets of any such Person (or a division or line of business thereof) as an entirety or substantially as an entirety to any Subsidiary and is assumed by such Subsidiary; provided that such Indebtedness was not incurred in contemplation thereof;

(iii) any Indebtedness of a Person existing at the time such Person becomes a Subsidiary; provided that such Indebtedness was not incurred in contemplation thereof;

(iv) Indebtedness incurred by any Subsidiary in respect of letters of credit, bank guarantees and similar instruments issued in the ordinary course of business, including without limitation (A) in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims, (B) in the nature of security deposit (or similar deposit or security) given to a lessor under an operating lease of real property under which such Person is a lessee, (C) in respect of other operating purposes, including customer or vendor obligations or (D) in respect of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and obligations of a like nature and other obligations that do not constitute Indebtedness; provided, however, that upon the drawing of such letters of credit, bank guarantees, similar instruments or the incurrence of such Indebtedness, such obligations are reimbursed within 60 days following such drawing or incurrence;

(v) Indebtedness arising from agreements of a Subsidiary providing for indemnification, adjustment of purchase price, earn-outs or similar obligations, in each case, in connection with any joint ventures or minority investments or incurred or assumed in connection with the disposition or acquisition of a portion or all of any business line or division, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition;

(vi) Indebtedness of a Subsidiary owed to and held by the US Borrower, or any other Subsidiary; provided, however, that any subsequent issuance or transfer of any Equity Interests or any other event that results in any such Subsidiary ceasing to be a Subsidiary or any subsequent transfer of any such Indebtedness (except to the US Borrower or a Subsidiary or any pledge of such Indebtedness constituting a Lien permitted pursuant to Section 6.02 hereof) shall be deemed, in each case, to constitute the incurrence of such Indebtedness not permitted by this clause (vi);

(vii) [reserved];

(viii) Hedging Obligations and/or Cash Management Obligations of any Subsidiary (excluding Hedging Obligations entered into for speculative purposes);

(ix) obligations in respect of customs, stay, bid, appeal, performance and surety bonds, appeal bonds and other similar types of bonds and performance and completion guarantees and other obligations of a like nature provided by any Subsidiary or obligations in respect of letters of credit related thereto, in each case in the ordinary course of business or consistent with past practice;

(x) (x) any guarantee by a Subsidiary or any co-issuance by a Subsidiary that is a finance corporation formed for the sole purpose of acting as a co-issuer of debt securities and which does not have any material assets, in each case, of Indebtedness or other obligations of any Subsidiary so long as the incurrence of such Indebtedness or other obligations incurred by such Subsidiary or for which such Subsidiary is acting as a co-issuer, as applicable, is not prohibited under the terms of this Agreement and (y) any guarantee by a Subsidiary or any co-issuance by a Subsidiary that is a finance corporation formed for the sole purpose of acting as a co-issuer of debt securities and which does not have any material assets, in each case, of Indebtedness or other obligations of the US Borrower so long as the incurrence of such Indebtedness or other obligations is not prohibited under the terms of this Agreement;

(xi) any extension, renewal, replacement, refinancing or refunding of any Indebtedness referred to in clauses (i), (ii) and (iii); provided that the principal amount of the Indebtedness incurred to so extend, renew, replace, refinance or refund shall not exceed (w) the principal amount of Indebtedness being extended, renewed, replaced, refinanced or refunded plus (x) any premium or fee (including tender premiums) or other amount paid, and fees and expenses incurred, in connection with such extension, renewal, replacement, refinancing or refunding, plus (y) an amount equal to any existing unutilized commitment relating to such extended, renewed, replaced, refinanced or refunded Indebtedness, solely to the extent such unutilized commitment is permitted to be drawn immediately prior to the incurrence of such extended, renewed, replaced, refinanced or refunded Indebtedness, and (z) other amounts permitted to be incurred in accordance with any other clause in this Section 6.01(b) (solely to the extent increases pursuant to this clause (z) reduce capacity, on a dollar-for-dollar basis, available to be incurred pursuant to such other clause);

(xii) Cash Management Obligations and Indebtedness in respect of netting services, overdraft facilities, employee credit card programs, Cash Pooling Arrangements or similar arrangements in connection with cash management and deposit accounts;

(xiii) Indebtedness representing deferred compensation to employees of the US Borrower or any Subsidiary incurred in the ordinary course of business;

(xiv) Indebtedness arising from the honoring by a bank or financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its incurrence;

(xv) Indebtedness owing to any insurance company in connection with the financing of insurance premiums permitted by such insurance company in the ordinary course of business;

(xvi) [reserved];

(xvii) [reserved];

(xviii) Indebtedness issued to future, current or former officers, directors, employees and consultants of such Subsidiary or any direct or indirect parent thereof, their respective estates, heirs, family members, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the US Borrower, a Subsidiary or any of their respective direct or indirect parent companies;

(xix) Indebtedness of any Foreign Subsidiary or of any foreign Persons that are acquired by the US Borrower or any Subsidiary or merged into a Subsidiary that is a Foreign Subsidiary in accordance with the terms of this Agreement; provided that the aggregate amount outstanding of any such Indebtedness shall not at any time exceed the greater of $200,000,000 and 1.5% of Total Assets;

(xx) Indebtedness (i) incurred to finance or refinance the acquisition, construction or improvement of any fixed or capital assets, including Finance Lease Obligations, provided that such Indebtedness is incurred prior to or within 270 days after such acquisition or the completion of such construction or improvement and the principal amount of such Indebtedness does not exceed the cost of acquiring, constructing or improving such fixed or capital assets, or (ii) assumed in connection with the acquisition of any fixed or capital assets, and, in each case, any renewals, replacements, extensions or refinancings thereof; provided that the principal amount of such Indebtedness is not increased at the time of such renewal, replacement, extension or refinancing thereof except by (x) an amount equal to any premium or other amount paid, and fees and expenses incurred, in connection with such renewal, extension, replacement or refinancing, plus (y) an amount equal to any existing unutilized commitment relating to such extended, renewed, replaced or refinanced Indebtedness, solely to the extent such unutilized commitment is permitted to be drawn immediately prior to the incurrence of extended, renewed, replaced or refinanced Indebtedness, plus (z) other amounts permitted to be incurred in accordance with any other clause in this Section 6.01(b) (solely to the extent increases pursuant to this clause (z) reduce capacity, on a dollar-for-dollar basis, available to be incurred pursuant to such other clause); and

(xxi) other Non-Guarantor Indebtedness; provided that at the time of and after giving pro forma effect to the incurrence of any such Non-Guarantor, the sum, without duplication, of (i) the aggregate principal amount of Non-Guarantor Indebtedness incurred pursuant to this clause (xxi), (ii) the aggregate principal amount of the outstanding Indebtedness secured by Liens permitted by Section 6.02(k) and (iii) the Attributable Debt in respect of all outstanding Sale/Leaseback Transactions permitted by Section 6.03, does not exceed the greater of $1,500,000,000 and 10% of Total Assets.

For purposes of determining compliance with any dollar-denominated restriction on the incurrence of Indebtedness, the Dollar Equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

For purposes of determining compliance with this Section 6.01, if any item of Indebtedness meets the criteria of more than one of the categories of Indebtedness described in clauses (i) through (xxi) above, the US Borrower shall, in its sole discretion, classify such item of Indebtedness (or any portion thereof) and may include the amount and type of such Indebtedness in one or more of the above clauses, and the US Borrower may later reclassify such item of Indebtedness (or any portion thereof) and include it in another of such clauses in which it could have been included at the time it was incurred.

SECTION 6.02. Liens. The Borrowers and the Subsidiary Guarantors will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Lien on any asset now owned or hereafter acquired by it, except:

(a) Permitted Liens;

(b) any Lien on any asset of the US Borrower or any Subsidiary existing on the Effective Date and that either is set forth on Schedule 6.02 or encumbers property or assets with a fair market value, and securing obligations having a committed or principal amount, in each case, of not greater than $25,000,000 individually; provided that (i) such Lien shall not apply to any other asset of the US Borrower or any Subsidiary (other than improvements, proceeds or accessions thereto and the proceeds thereof) and (ii) such Lien shall secure only those obligations that it secures on the Effective Date and extensions, replacements, renewals and refinancings thereof that do not increase the outstanding principal amount thereof except by an amount equal to (x) any premium or other amount paid, and fees and expenses incurred, in connection with such extension, renewal or refinancing, plus (y) an amount equal to any existing unutilized commitment relating to such extended, renewed, replaced, refinanced or refunded Indebtedness, solely to the extent such unutilized commitment is permitted to be drawn immediately prior to the incurrence of such extended, renewed, replaced, refinanced or refunded Indebtedness, and (z) other amounts permitted to be incurred in accordance with any other clause in this Section 6.02 (solely to the extent increases pursuant to this clause (b) reduce capacity, on a dollar-for-dollar basis, available to be incurred pursuant to such other clause); provided, further, that individual financings otherwise permitted to be secured hereunder provided by any Person (or its Affiliates) may be cross-collateralized to other such financings provided by such Person (or its Affiliates);

(c) Liens on fixed or capital assets acquired, constructed or improved by the US Borrower or any Subsidiary securing Indebtedness, including Finance Lease Obligations, or other obligations incurred to finance such acquisition, construction or improvement and extensions, replacements, renewals and refinancings thereof that do not increase the outstanding principal amount thereof except by (x) an amount equal to any premium or other amount paid, and fees and expenses incurred, in connection with such extension, replacement, renewal or refinancing, plus (y) an amount equal to any unutilized commitment relating to such extended, renewed, replaced, or refinanced Indebtedness or obligations, solely to the extent such unutilized commitment is permitted to be drawn immediately prior to the incurrence of such extended, renewed, replaced, or refinanced Indebtedness or obligations and (z) other amounts permitted to be incurred in accordance with any other clause in this Section 6.02 (solely to the extent increases pursuant to this clause (z) reduce capacity, on a dollar-for-dollar basis, available to be incurred pursuant to such other clause); provided that (i) such Liens and the Indebtedness secured thereby are incurred prior to or within 270 days after such acquisition or the completion of such construction or improvement, (ii) the Indebtedness secured thereby does not exceed the cost of acquiring, constructing or improving such fixed or capital assets and (iii) such Liens shall not apply to any other assets of the US Borrower or any Subsidiary (other than improvements, proceeds or accessions thereto and the proceeds thereof), provided further that individual financings of equipment or other fixed or capital assets otherwise permitted to be secured hereunder provided by any Person (or its Affiliates) may be cross-collateralized to other such financings provided by such Person (or its Affiliates);

(d) any Lien on any asset acquired by the US Borrower or any Subsidiary after the Effective Date existing at the time of the acquisition thereof or existing on any asset of any Person that becomes a Subsidiary (or of any Person not previously a Subsidiary that is merged, consolidated, amalgamated or otherwise combined with or into the US Borrower or a Subsidiary in a transaction permitted hereunder) after the Effective Date and prior to the time such Person becomes a Subsidiary (or is so merged, amalgamated, consolidated or otherwise combined), provided that (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary (or such merger, consolidation, amalgamation or combination), as the case may be, (ii) such Lien shall not apply to any other assets of the US Borrower or any Subsidiary (other than improvements, proceeds or accessions thereto and the proceeds thereof) and (iii) such Lien shall secure only those obligations that it secures on the date of such acquisition or the date such Person becomes a Subsidiary (or is so merged, amalgamated, consolidated or combined), as the case may be, and extensions, replacements, renewals and refinancings thereof that do not increase the outstanding principal amount thereof except by (x) an amount equal to any premium or other amount paid, and fees and expenses incurred, in connection with such extension, renewal or refinancing plus (y) an amount equal to any existing unutilized commitment relating to such extended, renewed or refinanced obligations, solely to the extent such unutilized commitment is permitted to be drawn immediately prior to the incurrence of such extended, renewed or refinanced obligations, and (z) other amounts permitted to be incurred in accordance with any other clause in this Section 6.02 (solely to the extent increases pursuant to this clause (z) reduce capacity, on a dollar-for-dollar basis, available to be incurred pursuant to such other clause); provided further that individual financings otherwise permitted to be secured hereunder provided by any Person (or its Affiliates) may be cross-collateralized to other such financings provided by such Person (or its Affiliates);

(e) in connection with the sale or transfer of any Equity Interests or other assets in a transaction permitted under Section 6.04, customary rights and restrictions contained in agreements relating to such sale or transfer pending the completion thereof;

(f) in the case of (i) any Subsidiary that is not a wholly owned Subsidiary or (ii) the Equity Interests in any Person that is not a Subsidiary, any encumbrance or restriction, including any put and call arrangements, related to Equity Interests in such Subsidiary or such other Person set forth in the organizational documents of such Subsidiary or such other Person or any related joint venture, shareholders’ or similar agreement;

(g) Liens solely on any cash earnest money deposits, escrow arrangements or similar arrangements made by the US Borrower or any Subsidiary in connection with any letter of intent or purchase agreement for an Acquisition or other transaction permitted hereunder;

(h) Liens deemed to exist in connection with Sale/Leaseback Transactions set forth on Schedule 6.03 or permitted by Section 6.03(a);

(i) (i) deposits made in the ordinary course of business to secure obligations to insurance carriers providing casualty, liability or other insurance to the US Borrower and the Subsidiaries and (ii) Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(j) Liens on the net cash proceeds of any Acquisition Indebtedness held in escrow by a third party escrow agent prior to the release thereof from escrow;

(k) other Liens, provided that at the time of and after giving pro forma effect to the incurrence of any such Lien (or any Indebtedness secured thereby and the application of the proceeds thereof), the sum, without duplication, of (i) the aggregate principal amount of Non-Guarantor Indebtedness incurred pursuant to Section 6.01(b)(xxi), (ii) the aggregate principal amount of the outstanding Indebtedness secured by Liens permitted by this clause (k) and (iii) the Attributable Debt in respect of all outstanding Sale/Leaseback Transactions permitted by Section 6.03, does not exceed the greater of $1,500,000,000 and 10% of Total Assets;

(l) Liens on cash collected by the US Borrower or any Subsidiary solely to the extent belonging to and owned by leasing partners, finance companies or third parties, in each case, in connection with Bundled Solutions or customer transaction financings in the ordinary course of business; provided that in the case of any such Liens securing Indebtedness of US Borrower or any Subsidiary, such Indebtedness shall not exceed the greater of $250,000,000 and 2% of Total Assets;

(m) Liens on inventory or equipment of the US Borrower or any of its Subsidiaries granted in the ordinary course of business to the US Borrower’s or such Subsidiary’s vendors, clients, customers, landlords or bailees;

(n) Permitted Inventory Financing Liens and Liens securing any obligations under any customer financing arrangements incurred in the ordinary course of business; provided that at the time of and after giving effect to the incurrence of any such Lien, the sum, without duplication, of (i) the aggregate principal amount of the obligations secured by Liens permitted by this clause (n) and (ii) the aggregate principal amount of the outstanding Indebtedness secured by Liens permitted by clause (o) below, shall not exceed the greater of $2,000,000,000 and 12.5% of Total Assets;

(o) Liens on accounts receivable and related assets incurred in connection with a Receivables Facility; provided that at the time of and after giving pro forma effect to the incurrence of any such Lien, the sum, without duplication, of (i) the aggregate principal amount of the obligations secured by Liens permitted by clause (n) above and (ii) the aggregate principal amount of the outstanding Indebtedness secured by Liens permitted by this clause (o), shall not exceed the greater of $2,000,000,000 and 12.5% of Total Assets; and

(p) Liens securing Hedging Obligations so long as, in the case of Hedging Obligations related to interest, the related Indebtedness is secured by a Lien on the same property securing such Hedging Obligations.

For purposes of determining compliance with this Section 6.02, if any Lien (or any portion thereof) meets the criteria of more than one of the categories of Liens described in clauses (a) through (p) above and/or one or more of the clauses contained in the definition of “Permitted Liens”, the US Borrower shall, in its sole discretion, classify such Lien (or such portion thereof) and may include such Lien (or such portion thereof) in one or more of such clauses, and the US Borrower may later reclassify such Lien (or any portion thereof) and include it in another of such clauses in which it could have been included at the time it was incurred (but, except as set forth below with respect to clause (k), not into any clause under which it could not have been included at the time it was incurred) or, solely in the case of clause (k) above, at the time of such reclassification.

SECTION 6.03. Sale/Leaseback Transactions. Each of the Borrowers and the Subsidiary Guarantors will not, and will not permit any Subsidiary to, enter into any Sale/Leaseback Transaction, except Sale/Leaseback Transactions set forth on Schedule 6.03 and the following:

(a) any Sale/Leaseback Transaction entered into to finance the acquisition or construction of any fixed or capital assets by the US Borrower or any Subsidiary, provided that such Sale/Leaseback Transaction is entered into prior to or within 270 days after such acquisition or the completion of such construction and the Attributable Debt in respect thereof does not exceed the cost of acquiring or constructing such fixed or capital assets; and

(b) other Sale/Leaseback Transactions; provided that at the time of and after giving pro forma effect to any such Sale/Leaseback Transaction, the sum, without duplication, of (i) the Attributable Debt in respect of all outstanding Sale/Leaseback Transactions permitted under this Section 6.03, (ii) the aggregate principal amount of Non-Guarantor Indebtedness incurred pursuant to Section 6.01(b)(xxi) and (iii) the aggregate principal amount of the outstanding Indebtedness secured by Liens permitted by Section 6.02(k), does not exceed the greater of $1,500,000,000 and 10% of Total Assets.

SECTION 6.04. Fundamental Changes.

(a) Each Borrower and each Subsidiary Guarantor will not, and will not permit any Subsidiary to, amalgamate with, merge into or consolidate with, or otherwise combined with or into any other Person, or permit any other Person to amalgamate with, merge into, amalgamate with, consolidate with it or otherwise combine into, or liquidate or dissolve, except that if at the time thereof and immediately after giving effect thereto no Event of Default shall have occurred and be continuing and, in the case of clause (D) below, the US Borrower shall be in compliance on a pro forma basis with the covenant set forth in Section 6.06, (A) any Person may merge, amalgamate, consolidate or combine with or into the US Borrower in a transaction in which such Borrower is the surviving entity, (B) the Borrowers may amalgamate, merge or consolidate with any Person in a transaction in which such Person is the surviving entity, provided that (1) such Person is a corporation or limited liability company organized under the laws of the United States or any state thereof, (2) prior to or substantially concurrently with the consummation of such amalgamation, merger, consolidation or combination, (x) such Person shall execute and deliver to the Administrative Agent an assumption agreement (the “Assumption Agreement”), in form and substance reasonably satisfactory to the Administrative Agent, pursuant to which such Person shall assume all of the obligations of the applicable Borrower under this Agreement and the other Loan Documents, and (y) such

Person shall deliver to the Administrative Agent such documents, certificates and opinions as the Administrative Agent may reasonably request relating to such Person, such amalgamation, merger, consolidation or combination or the Assumption Agreement, and (3) the Lenders shall have received, at least five Business Days prior to the date of the consummation of such amalgamation, merger, consolidation or combination, (x) all documentation and other information regarding such Person required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the USA PATRIOT Act, that has been reasonably requested by the Administrative Agent or any Lender and (y) to the extent such Person qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, a Beneficial Ownership Certification in relation to such Person, it being agreed that upon the execution and delivery to the Administrative Agent of the Assumption Agreement and the satisfaction of the other conditions set forth in this clause (B), such Person shall become a party to this Agreement, shall succeed to and assume all the rights and obligations of the US Borrower under this Agreement and the other Loan Documents (including all obligations in respect of outstanding Loans) and shall thenceforth, for all purposes of this Agreement and the other Loan Documents, be the “US Borrower” or “UK Borrower”, as applicable, (C) any Person (other than the Borrowers) may amalgamate, merge, consolidate or combine with or into any Subsidiary in a transaction in which the surviving entity is a Subsidiary, (D) any Subsidiary (other than the UK Borrower) may amalgamate with, merge into or consolidate with any Person (other than the US Borrower) in a transaction not prohibited under clause (b) of this Section in which, after giving effect to such transaction, the surviving entity is not a Subsidiary and (E) any Subsidiary may liquidate or dissolve if the US Borrower determines in good faith that such liquidation or dissolution is in the best interests of the US Borrower and its Subsidiaries taken as a whole and is not materially disadvantageous to the Lenders.

(b) The Borrowers and the Subsidiary Guarantors will not, and will not permit its Subsidiaries to, sell, transfer, lease or otherwise dispose of, directly or through any amalgamation, merger, consolidation or combination and whether in one transaction or in a series of transactions, assets (including Equity Interests in Subsidiaries) representing all or substantially all of the assets of the US Borrower and its Subsidiaries (whether now owned or hereafter acquired), taken as a whole.

SECTION 6.05. [Reserved].

SECTION 6.06. Leverage Ratio. The US Borrower will not permit the Leverage Ratio on the last day of any fiscal quarter of the US Borrower to exceed, 4.00 to 1.00; provided that the US Borrower may elect (a “Qualified Acquisition Election”) upon notice to the Administrative Agent (which Qualified Acquisition Election may be made (x) at any time on or prior to the date that the next Compliance Certificate is delivered pursuant to Section 5.01(c) following the consummation of such Qualified Acquisition or (y) in such Compliance Certificate) that the Leverage Ratio level set forth above be (and, subject to this proviso, the Leverage Ratio level set forth above shall be) (1) 4.50 to 1.00 for the next four consecutive fiscal quarters (including the fiscal quarter in which the Qualified Acquisition was consummated) and (2) thereafter, the Leverage Ratio shall be 4.00 to 1.00; provided, further, that the US Borrower may not make a Qualified Acquisition Election unless the US Borrower has maintained a Leverage Ratio of less than or equal to 4.00 to 1.00 for the two consecutive fiscal quarters immediately preceding the consummation of the applicable Qualified Acquisition.

ARTICLE VII

EVENTS OF DEFAULT

SECTION 7.01. Events of Default; Remedies. If any of the following events (“Events of Default”) shall occur:

(a) default shall be made in the payment of any principal of any Loan or any reimbursement obligation in respect of any Floorplan Loan Payment or LC Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or by acceleration thereof or otherwise;

(b) default shall be made in the payment of any interest on any Loan, Floorplan Loan Payment or LC Disbursement or any fee or any other amount (other than an amount referred to in clause (a) of this Section) payable under this Agreement or any other Loan Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of five Business Days;

(c) any representation, warranty or statement made or deemed made in any Loan Document or any amendment or modification thereof or waiver thereunder shall prove to have been incorrect in any material respect when made or deemed made and, solely to the extent such representation, warranty or statement is capable of being corrected or cured, shall remain incorrect for 30 days after the earlier of (i) the US Borrower’s knowledge of such default and (ii) receipt by the US Borrower of written notice thereof from the Administrative Agent;

(d) any Borrower or any Subsidiary Guarantor shall fail to observe or perform any covenant, condition or agreement contained in Section 5.02(a), 5.03 (with respect to the existence of the US Borrower) or in Article VI (provided that with respect to Section 6.01 and Section 6.02, such failure shall continue unremedied for a period of 20 days after written notice thereof from the Administrative Agent to the US Borrower); provided that (x) the delivery of a notice of Default or Event of Default at any time or (y) the curing of the underlying Default or Event of Default with respect to which notice is required to be given will, in each case, cure an Event of Default arising from the failure to timely deliver such notice of Default or Event of Default, as applicable, unless a Responsible Officer of the US Borrower had actual knowledge that such underlying Default or Event of Default had occurred and was continuing and willingly failed to give timely notice of such Default or Event of Default required to be given under Section 5.02(a);

(e) any Borrower or any Subsidiary Guarantor shall fail to observe or perform any covenant, condition or agreement contained in any Loan Document (other than those specified in clause (a), (b) or (d) of this Section), and such failure shall continue unremedied for a period of 30 days after written notice thereof from the Administrative Agent to the US Borrower;

(f) any Borrower, any Subsidiary Guarantor or any Material Subsidiary shall fail to make any payment (whether of principal, interest or otherwise) in respect of any Material Indebtedness, when and as the same shall become due and payable after giving effect to any applicable grace period and notices;

(g) any event or condition occurs that results in any Material Indebtedness becoming due or being terminated or required to be prepaid, repurchased, redeemed or defeased prior to its scheduled maturity, or that enables or permits the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf, or, in the case of any Hedging Agreement, the applicable counterparty, to cause (after delivery of any notice if required and after giving effect to any waiver, amendment, cure or grace period) such Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, or, in the case of a Hedging Agreement, to terminate any related hedging transaction, in each case prior to its scheduled maturity or termination; provided that this clause (g) shall not apply to (i) any secured Indebtedness that becomes due as a result of the voluntary sale or transfer of, or any casualty with respect to, assets securing such Indebtedness, (ii) any prepayment, repurchase, redemption or defeasance of any Acquisition Indebtedness if the related Acquisition is not consummated, (iii) any Indebtedness that becomes due as a result of a voluntary prepayment, repurchase, redemption or defeasance thereof, or any refinancing thereof, permitted under this Agreement, (iv) in the case of any Hedging Agreement, termination events or equivalent events pursuant to the terms of such Hedging Agreement not arising as a result of a default by the US Borrower or any Subsidiary thereunder, (v) any Indebtedness if (x) the sole remedy of the holder thereof in the event of the non-payment of such Indebtedness or the non-payment or non-performance of obligations related thereto or (y) sole option is to elect, in each case, to convert such Indebtedness into Equity Interests and cash in lieu of fractional shares (other than Disqualified Stock), (vi) in the case of Indebtedness which the holder thereof may elect to convert into Equity Interests (other than Disqualified Stock), such Indebtedness from and after the date, if any, on which such conversion has been effected and (vii) any breach or default that is (I) remedied by the Borrowers or the applicable Subsidiary or (II) waived (including in the form of amendment) by the required holders of the applicable item of Indebtedness, in either case, prior to any termination of the Commitments or the acceleration of Loans pursuant to this Section 7.01(g);

(h) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization, moratorium, winding-up or other relief in respect of any Borrower, any Guarantor or any Material Subsidiary or its debts, or of a substantial part of its assets, under any United States (Federal or state) or foreign bankruptcy, insolvency, receivership, winding-up or similar law now or hereafter in effect or (ii) the appointment of a receiver, liquidator, trustee, custodian, sequestrator, conservator or similar official (including, in the case of the UK Borrower, an administrative receiver and administrator) for any Borrower, any Guarantor or any Material Subsidiary or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(i) any Borrower, any Guarantor or any Material Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization, winding-up or other relief under any United States (Federal or state) or foreign bankruptcy, insolvency, receivership, winding-up or similar law now or hereafter in effect (other than, in the case of any Subsidiary, a voluntary liquidation or dissolution permitted by Section 6.04(a)(ii)(E)), (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in sub-clause (i) above, (iii) apply for or consent to the appointment of a receiver, liquidator, trustee, custodian, sequestrator, conservator, administrator or similar official for any Borrower or any Material Subsidiary or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding or (v) make a general assignment for the benefit of creditors, or the Board of Directors (or similar governing body) of any Borrower or any Material Subsidiary (or any committee thereof) shall adopt any resolution or otherwise authorize any action to approve any of the actions referred to above in this clause (i) or clause (h) of this Section;

(j) any Borrower, any Guarantor or any Material Subsidiary shall become unable, admit in writing its inability or fail generally to pay its debts as they become due;

(k) one or more final judgments for the payment of money in an aggregate amount in excess of $250,000,000 (to the extent not covered by insurance as to which an insurance company has not denied coverage or by an indemnification agreement, with another creditworthy (as reasonably determined by the Borrower) indemnitor, as to which the indemnifying party has not denied liability) shall be rendered against any Borrower, any Guarantor, any Material Subsidiary or any combination thereof and the same shall remain undischarged for a period of 30 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of any Borrower, any Guarantor or any Material Subsidiary to enforce any such judgment;

(l) one or more ERISA Events shall have occurred that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect;

(m) a Change in Control shall occur; or

(n) any Subsidiary Guaranty, the Holdings Guaranty or any material provision of any Loan Document, at any time after its execution and delivery and for any reason other than as permitted hereunder or thereunder or satisfaction in full of all the Obligations (other than contingent obligations that survive the termination of this Agreement), ceases to be in full force and effect other than in accordance with the terms hereof; or any Borrower or any Guarantor contests in writing the validity or enforceability of any Subsidiary Guaranty or Holdings Guaranty or any material provision of any Loan Document; or any Borrower or any Guarantor denies in writing that it has any or further liability or obligation under any Subsidiary Guaranty or the Holdings Guaranty or any material provision of any Loan Document, or in writing purports to revoke, terminate or rescind any Subsidiary Guaranty or the Holdings Guaranty for any reason other than as expressly permitted hereunder or thereunder;

then, and in every such event (other than an event with respect to any Borrower described in clause (h) or (i) of this Section), and at any time thereafter during the continuance of such event, the Administrative Agent, at the request of the Required Lenders, shall by notice to the US Borrower, take any or all of the following actions, at the same or different times: (A) terminate the Revolving Commitments and thereupon the Revolving Commitments shall terminate immediately, and (B) declare the Loans then outstanding to be due and payable in whole (or in part (but ratably as among the Classes of Loans and/or Commitments and the Loans and/or Commitments of each Class at the time outstanding), in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrowers hereunder, shall become due and payable immediately, in each case without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrowers; and in the case of any event with respect to any Borrower described in clause (h) or (i) of this Section, the Revolving Commitments shall automatically terminate, the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrowers hereunder, shall immediately and automatically become due and payable, in each case without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrowers.

ARTICLE VIII

THE ADMINISTRATIVE AGENT

Each of the Lenders and Issuing Banks hereby irrevocably appoints the entity named as the Administrative Agent in the heading of this Agreement and its successors to serve in the applicable capacity under the Loan Documents, and authorizes the Administrative Agent to take such actions and to exercise such powers as are delegated to the Administrative Agent by the terms of the Loan Documents, together with such actions and powers as are reasonably incidental thereto.

The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender or Issuing Bank as any other Lender or Issuing Bank and may exercise the same as though it were not the Administrative Agent, and such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the US Borrower or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders or Issuing Banks.

The Administrative Agent and the Arrangers, as applicable, shall not have any duties or obligations except those expressly set forth in the Loan Documents, and their duties hereunder shall be administrative in nature. The motivations of the Administrative Agent are commercial in nature and not to invest in the general performance or operations of the Borrowers. Without limiting the generality of the foregoing, the Administrative Agent and the Arrangers, as applicable: (a) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing (and it is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law, and that such term is used as a matter of market custom and is intended to create or reflect only an administrative relationship between contracting parties), (b) shall not have any duty to take any discretionary action or to exercise any discretionary power, except discretionary rights and powers expressly contemplated by the Loan Documents that the Administrative Agent are required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders, Issuing Banks or Swingline Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith to be necessary, under the circumstances as provided in the Loan Documents), provided that the Administrative Agent shall not be required to take any action that, in its opinion, could expose the Administrative Agent to liability or be contrary to any Loan Document or applicable law, (c) shall not have any duty or responsibility to disclose, and shall not be liable for the failure to disclose, to any Lender, Issuing Bank, Swingline Lender or any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of the US Borrower or any of its Affiliates, that is communicated to, obtained or in the possession of, the Administrative Agent, the Arrangers or any of their Related Parties in any capacity, except for notices, reports and other documents expressly required to be furnished to the Lenders, Issuing Banks, Floorplan Agent or Swingline Lenders by the Administrative Agent herein, (d) shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders, Issuing Banks or Swingline Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith to be necessary, under the circumstances as provided in the Loan Documents) or in the absence of its own gross negligence or willful misconduct (such absence to be presumed unless otherwise determined by a court of competent jurisdiction by a final and nonappealable judgment), (e) shall be deemed not to have knowledge of any Default unless and until written notice thereof (stating that it is a “notice of default”) is given to the Administrative Agent by the US Borrower or any Lender, Issuing Bank, Floorplan Agent or Swingline Lenders, and shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered thereunder or in connection therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document or the occurrence of any Default, (iv) the sufficiency, validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document (including, for the avoidance of doubt, in connection with the Administrative Agent’s or each Arranger’s reliance on any Electronic Signature transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page), or (v) the satisfaction of any condition set forth in Article IV or elsewhere in any Loan Document, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent or satisfaction of any condition that expressly refers to the matters described therein being acceptable or satisfactory to the Administrative Agent.

The Administrative Agent shall be entitled to rely, and shall not incur any liability for relying, upon any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it in good faith to be genuine and to have been signed, sent or otherwise authenticated by the proper Person (whether or not such Person in fact meets the requirements set forth in the Loan Documents for being the signatory, sender or authenticator thereof). The Administrative Agent also shall be entitled to rely, and shall not incur any liability for relying, upon any statement made to it orally or by telephone and believed by it in good faith to be made by the proper Person (whether or not such Person in fact meets the requirements set forth in the Loan Documents for being the signatory, sender or authenticator thereof), and may act upon any such statement prior to receipt of written confirmation thereof. In determining compliance with any condition hereunder to the making of a Loan or issuance of any Letter of Credit that by its terms must be fulfilled to the satisfaction of a Lender or Issuing Bank, as applicable, the Administrative Agent may presume that such condition is satisfactory to such Lender or Issuing Bank, as applicable, unless the Administrative Agent shall have received notice to the contrary from such Lender or Issuing Bank, as applicable, prior to the making of such Loan or issuance of such Letter of Credit, as applicable. The Administrative Agent may consult with legal counsel (who may be counsel for the US Borrower), independent accountants and other experts selected by it with reasonable care, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts. Notwithstanding anything herein to the contrary, the Administrative Agent shall not have any liability arising from, or be responsible for any loss, cost or expense suffered on account of, (i) any errors or omissions in the records maintained by the Administrative Agent as contemplated by Section 9.04(b)(iv) or (ii) any determination by the Administrative Agent that any Lender is a Defaulting Lender, or the effective date of such status, it being further understood and agreed that the Administrative Agent shall not have any obligation to determine whether any Lender is a Defaulting Lender.

The Administrative Agent may perform any of and all its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent (other than a Disqualified Institution). The Administrative Agent and any such sub-agent may perform any of and all their duties and exercise their rights and powers through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as the Administrative Agent. The Administrative Agent shall not be responsible for the negligence or misconduct of any of its sub-agents except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that the Administrative Agent acted with gross negligence, bad faith or willful misconduct in the selection of such sub-agents.

Subject to the terms of this paragraph, the Administrative Agent may resign at any time from its capacity as such. In connection with such resignation, the Administrative Agent shall give notice of its intent to resign to the Lenders, Issuing Banks, Floorplan Agent and the US Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, subject to the consent of the US Borrower (not to be unreasonably withheld, conditioned or delayed) so long as no Event of Default under clause (a), (b), (h) or (i) of Section 7.01 shall have occurred and be continuing, to appoint a successor (other than a Disqualified Institution). If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its intent to resign, then the retiring Administrative Agent may, on behalf of the Lenders, appoint, subject to the US Borrower’s prior written consent, a successor Administrative Agent, which shall be a bank with an office in New York, New York, or an Affiliate of any such bank. If the Person serving as the Administrative Agent is a Defaulting Lender, the Required Lenders or the US Borrower may, to the extent permitted by applicable law, by notice in writing to the US Borrower and such Person remove such Person as the Administrative Agent and, subject to the consent of the US Borrower (not to be unreasonably withheld, conditioned or delayed) so long as no Event of Default under clause (a), (b), (h) or (i) of Section 7.01 shall have occurred and be continuing, appoint a successor. Upon the acceptance of its appointment as the Administrative Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring or removed Administrative Agent, and the retiring or removed Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents. The fees payable by the US Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed by the US Borrower and such successor. Notwithstanding the foregoing, in the event no successor Administrative Agent shall have been so appointed and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its intent to resign, the retiring Administrative Agent may give notice of the effectiveness of its resignation to the Lenders and the US Borrower, whereupon, on the date of effectiveness of such resignation stated in such notice, (a) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents, and (b) the Required Lenders shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, provided that (i) all payments required to be made hereunder or under any other Loan Document to the retiring Administrative Agent for the account of any Person other than the retiring Administrative Agent shall be made directly to such Person and (ii) all notices and other communications required or contemplated to be given or made to the retiring Administrative Agent shall also directly be given or made to each Lender. Following the effectiveness of the Administrative Agent’s resignation or removal from its capacity as such, the provisions of this Article and Section 9.03, as well as any exculpatory, reimbursement and indemnification provisions set forth in any other Loan Document, shall continue in effect for the benefit of such retiring or removed Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while it was acting as the Administrative Agent.

Each Lender and Issuing Bank expressly acknowledges that none of the Administrative Agent nor any Arranger has made any representation or warranty to it, and that no act by the Administrative Agent or any Arranger hereafter taken, including any consent to, and acceptance of any assignment or review of the affairs of the US Borrower or any Affiliate thereof, shall be deemed to constitute any representation or warranty by the Administrative Agent or the Arrangers to any Lender or Issuing Bank as to any matter, including whether the Administrative Agent or the Arrangers have disclosed material information in their (or their Related Parties’) possession. Each Lender and Issuing Bank represents to the Administrative Agent and the Arrangers that it has, independently and without reliance upon the Administrative Agent, the Arrangers, any other Lender or Issuing Bank or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis of, appraisal of, and investigation into, the business, prospects, operations, property, financial and other condition and creditworthiness of the Borrowers and their Subsidiaries, and all applicable bank or other regulatory laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to the US Borrower hereunder. Each Lender and Issuing Bank also acknowledges that it will, independently and without reliance upon the Administrative Agent, the Arrangers, any other Lender or Issuing Bank or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of the Borrowers.

In case of the pendency of any proceeding with respect to either Borrower under any United States (Federal or state) or foreign bankruptcy, insolvency, receivership, winding-up or similar law now or hereafter in effect, the Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrowers) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid by such Borrower and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Issuing Banks and the Administrative Agent (including any claim under Sections 2.12, 2.13, 2.14 and 9.03) allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such proceeding is hereby authorized by each Lender and each Issuing Bank to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders and the Issuing Banks, to pay to the Administrative Agent any amount due to it, in its capacity as the Administrative Agent, under the Loan Documents (including under Section 9.03).

Each Issuing Bank shall act on behalf of the Lenders with respect to any Letters of Credit issued by it and the documents associated therewith, and each Issuing Bank shall have all of the benefits and immunities (i) provided to the Administrative Agent in this Article VIII with respect to any acts taken or omissions suffered by such Issuing Bank in connection with Letters of Credit issued by it or proposed to be issued by it and the applications and agreements for letters of credit pertaining to such Letters of Credit as fully as if the term “Agent” as used in this Article VIII included such Issuing Bank with respect to such acts or omissions and (ii) as additionally provided herein with respect to such Issuing Bank.

Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, the Arrangers and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the US Borrower, that at least one of the following is and will be true: (i) such Lender is not using “plan assets” (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA) of one or more Benefit Plans in connection with the Loans or the Revolving Commitments, (ii) the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable, and the conditions of such exemption have been satisfied, with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Revolving Commitments and this Agreement, (iii)(A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Revolving Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Revolving Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Revolving Commitments and this Agreement or (iv) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

In addition, unless clause (i) of the immediately preceding paragraph is true with respect to a Lender or such Lender has provided another representation, warranty and covenant as provided in clause (iv) of the immediately preceding paragraph, such Lender further (a) represents and warrants, as of the date such Person became a Lender party hereto, to and (b) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of the Administrative Agent, the Arrangers and their Affiliates, and not, for the avoidance of doubt, to or for the benefit of the US Borrower, that: none of the Administrative Agent, the Arrangers or any of their Affiliates is a fiduciary with respect to the assets of such Lender (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto).

The Administrative Agent and the Arrangers hereby inform the Lenders and the Issuing Banks that each such Person is not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the transactions contemplated hereby, and that such Person has a financial interest in the Transactions in that such Person or an Affiliate thereof (a) may receive interest or other payments with respect to the Loans, the Letters of Credit, the Revolving Commitments and this Agreement, (b) may recognize a gain if it extended the Loans, the Letters of Credit or the Revolving Commitments for an amount less than the amount being paid for an interest in the Loans, the Letters of Credit or the Revolving Commitments by such Lender or Issuing Bank or (c) may receive fees or other payments in connection with the Transactions, the Loan Documents or otherwise, including structuring fees, commitment fees, arrangement fees, facility fees, upfront fees, underwriting fees, ticking fees, agency fees, administrative agent fees, utilization fees, minimum usage fees, fronting fees, deal-away or alternate transaction fees, amendment fees, processing fees, term out premiums, banker’s acceptance fees, breakage or other early termination fees or fees similar to the foregoing.

To the extent required by any applicable Law, the Administrative Agent may withhold from any payment to any Lender an amount equivalent to any applicable withholding Tax. If the U.S. Internal Revenue Service or any other Governmental Authority asserts a claim that the Administrative Agent did not properly withhold Tax from amounts paid to or for the account of any Lender for any reason, including because the appropriate form was not delivered or was not properly executed or because such Lender failed to notify the Administrative Agent of a change in circumstance which rendered the exemption from, or reduction of, withholding Tax ineffective, or if the Administrative Agent reasonably determines that a payment was made to a Lender pursuant to this Agreement without deduction of applicable withholding Tax from such payment, such Lender shall indemnify the Administrative Agent fully, within 10 days after written demand therefor, for all amounts paid, directly or indirectly, by the Administrative Agent as Tax or otherwise, together with all expenses (including legal expenses, allocated internal costs and out-of-pocket expenses) incurred, whether or not such Tax was correctly or legally imposed or asserted. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any amounts at any time owing to such Lender under this Agreement or any other Loan Document or from any other sources against any amounts due the Administrative Agent under this paragraph. The agreements in this paragraph shall survive the resignation and/or replacement of the Administrative Agent, any assignment of rights by, or the replacement of, a Lender, the consummation of the transactions contemplated hereby, the repayment of the Loans and the expiration or termination of the Revolving Commitments, the expiration of any Letter of Credit or the termination of this Agreement or any provision hereof. For the avoidance of doubt, the term “Lender”, for purposes of this paragraph, shall include any Issuing Bank and any Swingline Lender.

Notwithstanding anything herein to the contrary, the Arrangers shall not have any duties or obligations under this Agreement or any other Loan Document (except in their capacities, as applicable, as an Administrative Agent or a Lender), but all such Persons shall have the benefit of the indemnities and exculpatory provisions provided for hereunder or thereunder.

The Lenders and the Issuing Banks irrevocably authorize and direct the release of any Guarantor from its obligations under its Subsidiary Guaranty automatically as set forth in Section 5.10(c) and authorize and direct the Administrative Agent to, at the US Borrower’s expense, execute and deliver to the applicable Guarantor any documents or instruments as such Guarantor may reasonably request to evidence the release of such Subsidiary Guaranty.

Each Lender and each Issuing Bank represents and warrants that (i) the Loan Documents set forth the terms of a commercial lending facility, (ii) in participating as a Lender or Issuing Bank, as applicable, it is engaged in making, acquiring or holding commercial loans and in providing other facilities set forth herein as may be applicable to such Lender or Issuing Bank, in each case in the ordinary course of business, and not for the purpose of investing in the general performance or operations of the Borrowers, or for the purpose of purchasing, acquiring or holding any other type of financial instrument such as a security (and each Lender and each Issuing Bank agrees not to assert a claim in contravention of the foregoing, such as a claim under the federal or state securities law), (iii) it has, independently and without reliance upon the Administrative Agent, the Arrangers, any Syndication Agent, any Documentation Agent or any other Lender or Issuing Bank, or any of the Related Parties of any of the foregoing, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement as a Lender or Issuing Bank, as applicable, and to make, acquire or hold Loans hereunder and (iv) it is sophisticated with respect to decisions to make, acquire and/or hold commercial loans and to provide other facilities set forth herein, as may be applicable to such Lender or such Issuing Bank, and either it, or the Person exercising discretion in making its decision to make, acquire and/or hold such commercial loans or to provide such other facilities, is experienced in making, acquiring or holding such commercial loans or providing such other facilities. Each Lender and each Issuing Bank also acknowledges that it will, independently and without reliance upon the Administrative Agent, the Arrangers, any Syndication Agent, any Documentation Agent or any other Lender or Issuing Bank, or any of the Related Parties of any of the foregoing, and based on such documents and information (which may contain material, non-public information within the meaning of the United States securities laws concerning the Borrower and its Affiliates) as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

Each Lender and each Issuing Bank, by delivering its signature page to this Agreement on the Effective Date, or delivering its signature page to an Assignment and Assumption or any other Loan Document pursuant to which it shall become a Lender or Issuing Bank, as applicable, hereunder, shall be deemed to have acknowledged receipt of, and consented to and approved, each Loan Document and each other document required to be delivered to, or be approved by or satisfactory to, the Administrative Agent or the Lenders on the Effective Date.

Each Lender and Issuing Bank hereby agrees that (x) if the Administrative Agent notifies such Lender and Issuing Bank that the Administrative Agent has determined in its reasonable discretion that any funds received by such Lender or Issuing Bank from the Administrative Agent or any of its Affiliates (whether as a payment, prepayment or repayment of principal, interest, fees or otherwise; individually and collectively, a “Payment”) were erroneously transmitted to such Lender or Issuing Bank (whether or not known to such Lender or Issuing Bank), and demands the return of such Payment (or a portion thereof), such Lender or Issuing Bank shall promptly, but in no event later than one Business Day thereafter (or such later date as the Administrative Agent may, in its sole discretion, specify in writing), return to the Administrative Agent the amount of any such Payment (or portion thereof) as to which such a demand was made in same day funds, together with interest thereon (except to the extent waived in writing by the

Administrative Agent) in respect of each day from and including the date such Payment (or portion thereof) was received by such Lender or Issuing Bank to the date such amount is repaid to the Administrative Agent at the greater of the NYFRB Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect, and (y) to the extent permitted by applicable law, such Lender or Issuing Bank shall not assert, and hereby waives, as to the Administrative Agent, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Payments received, including without limitation any defense based on “discharge for value” or any similar doctrine. A notice of the Administrative Agent to any Lender or Issuing Bank under this Article VIII shall be conclusive, absent manifest error.

Each Lender and Issuing Bank hereby further agrees that if it receives a Payment from the Administrative Agent or any of its Affiliates (x) that is in a different amount than, or on a different date from, that specified in a notice of payment sent by the Administrative Agent (or any of its Affiliates) with respect to such Payment (a “Payment Notice”) or (y) that was not preceded or accompanied by a Payment Notice, it shall be on notice, in each such case, that an error has been made with respect to such Payment. Each Lender and Issuing Bank agrees that, in each such case, or if it otherwise becomes aware a Payment (or portion thereof) may have been sent in error, such Lender or Issuing Bank shall promptly notify the Administrative Agent of such occurrence and, upon demand from the Administrative Agent, it shall promptly, but in no event later than one Business Day thereafter (or such later date as the Administrative Agent may, in its sole discretion, specify in writing), return to the Administrative Agent the amount of any such Payment (or portion thereof) as to which such a demand was made in same day funds, together with interest thereon (except to the extent waived in writing by the Administrative Agent) in respect of each day from and including the date such Payment (or portion thereof) was received by such Lender or Issuing Bank to the date such amount is repaid to the Administrative Agent at the greater of the NYFRB Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect.

The Borrowers and each Guarantor hereby agree that (x) in the event an erroneous Payment (or portion thereof) are not recovered from any Lender or Issuing Bank that has received such Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights of such Lender or Issuing Bank with respect to such amount and (y) an erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrowers or any Guarantor.

The three immediately preceding paragraphs shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the Obligations of the Borrowers relative to the amount (and/or timing for payment) of the Obligations that would have been payable had such Payment not been made by the Administrative Agent; provided, further, that, for the avoidance of doubt, the three immediately preceding paragraphs shall not apply to the extent any such Payment is, and solely with respect to the amount of such Payment that is, comprised of funds received by the Administrative Agent from (or at the direction of) any Borrower or any Guarantor for the purpose of making such Payment.

Each Lender and each Issuing Bank acknowledge that there may be a constant flow of information (including information which may be subject to confidentiality obligations in favor of the Borrowers and the Guarantors) between the Borrowers and the Guarantors and their respective Affiliates, on the one hand, and the Administrative Agent and its Affiliates, on the other hand. Without limiting the foregoing, the Borrowers and the Guarantors or their Affiliates may provide information, including updates to previously provided information to the Administrative Agent and/or its Affiliates acting in different capacities, including as Lender, lead bank, arranger or potential securities investor, independent of such entity’s role as administrative agent hereunder. The Lenders and the Issuing Banks acknowledge that neither the

Administrative Agent nor its Affiliates shall be under any obligation to provide any of the foregoing information to them. Notwithstanding anything to the contrary set forth herein or in any other Loan Document, except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent herein, the Administrative Agent shall not have any duty or responsibility to provide, and shall not be liable for the failure to provide, any Lender or Issuing Bank with any credit or other information concerning the Loans, the Lenders, the Issuing Banks, the business, prospects, operations, property, financial and other condition or creditworthiness of any of the Borrowers and the Guarantors or any of their respective Affiliates that is communicated to, obtained by, or in the possession of, the Administrative Agent or any of its Affiliates in any capacity, including any information obtained by the Administrative Agent in the course of communications among the Administrative Agent and any Borrower, any Guarantor, any Affiliate thereof or any other Person. Notwithstanding the foregoing, any such information may (but shall not be required to) be shared by the Administrative Agent with one or more Lenders, or any formal or informal committee or ad hoc group of such Lenders, or Issuing Banks, in each case, solely to the extent permitted by Section 9.12.

The Administrative Agent, the Lenders and the Issuing Banks agree that the Borrowers may, but shall not be obligated to, make any Borrower Communications to the Administrative Agent through an electronic platform chosen by the Administrative Agent to be its electronic transmission system (the “Approved Borrower Portal”).

Although the Approved Borrower Portal and its primary web portal are secured with generally-applicable security procedures and policies implemented or modified by the Administrative Agent from time to time (including, as of the Effective Date, a user ID/password authorization system), each of the Lenders, each of the Issuing Banks and the Borrowers acknowledges and agrees that the distribution of material through an electronic medium is not necessarily secure, that the Administrative Agent is not responsible for approving or vetting the representatives or contacts of the Borrowers that are added to the Approved Borrower Portal, and that there may be confidentiality and other risks associated with such distribution. Each of the Lenders, each of the Issuing Banks and the Borrowers hereby approves distribution of Borrower Communications through the Approved Borrower Portal and understands and, subject to the following paragraph, assumes the risks of such distribution.

THE APPROVED BORROWER PORTAL IS PROVIDED “AS IS” AND “AS AVAILABLE”. THE APPLICABLE PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER COMMUNICATION, OR THE ADEQUACY OF THE APPROVED BORROWER PORTAL AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS OR OMISSIONS IN THE APPROVED BORROWER PORTAL AND THE BORROWER COMMUNICATIONS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY THE APPLICABLE PARTIES IN CONNECTION WITH THE BORROWER COMMUNICATIONS OR THE APPROVED BORROWER PORTAL. EXCEPT TO THE EXTENT THAT SUCH LOSSES, CLAIMS, DAMAGES, LIABILITIES OR EXPENSES ARE DETERMINED BY A COURT OF COMPETENT JURISDICTION BY A FINAL AND NONAPPEALABLE JUDGMENT TO HAVE RESULTED FROM THE GROSS NEGLIGENCE, BAD FAITH OR WILLFUL MISCONDUCT OF SUCH PARTY, IN NO EVENT SHALL THE ADMINISTRATIVE AGENT, ANY ARRANGER, ANY DOCUMENTATION AGENT, ANY SYNDICATION AGENT OR ANY OF THEIR RESPECTIVE RELATED PARTIES (COLLECTIVELY, “APPLICABLE PARTIES”), ANY BORROWER OR GUARANTOR OR ANY SUBSIDIARY OF ANY BORROWER OR GUARANTOR AND ANY OF THEIR RESPECTIVE RELATED PARTIES HAVE ANY LIABILITY TO ANY BORROWER, ANY GUARANTOR, ANY LENDER, ANY ISSUING BANK OR ANY OTHER PERSON OR ENTITY FOR DAMAGES OF ANY KIND, INCLUDING DIRECT OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF THE BORROWER’S TRANSMISSION OF BORROWER COMMUNICATIONS THROUGH THE INTERNET OR THE APPROVED BORROWER PORTAL.

Each of the Lenders, each of the Issuing Banks and the Borrowers agrees that the Administrative Agent may, but (except as may be required by applicable law) shall not be obligated to, store the Borrower Communications on the Approved Borrower Portal in accordance with the Administrative Agent’s generally applicable document retention procedures and policies.

Nothing herein shall prejudice the right of the Borrower to give any notice or other communication pursuant to any Loan Document in any other manner specified in such Loan Document.

Each party’s obligations under this Article VIII shall survive the resignation or replacement of the Administrative Agent or any transfer of rights or obligations by, or the replacement of, a Lender or an Issuing Bank, the termination of the Commitments or the repayment, satisfaction or discharge of all Obligations under any Loan Document.

ARTICLE IX

MISCELLANEOUS

SECTION 9.01. Notices.

(a) Except in the case of notices and other communications expressly permitted to be given by telephone and subject to clause (b) of this Section, all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail, as follows:

(i) if to any Borrower, to it at:

CDW LLC

625 W. Adams Street

Chicago, IL 60661

Attention: Kevin White, Vice President and Treasurer

Email: kevinwh@cdw.com

with a copy to (which shall not constitute notice):

Sidley Austin LLP

2021 McKinney Avenue, Suite 2000

Dallas, TX 75201

Attention: Angela Fontana

Telephone: 214-981-3415

Email: angela.fontana@sidley.com

(ii) if to the Administrative Agent, the Swingline Lender or the Floorplan Funding Agent from either Borrower, to the address (or fax number) or electronic mail address specified for such Person as separately provided to the U.S. Borrower;

(iii) if to the Administrative Agent from the Lenders, to JPMorgan Chase Bank, N.A., to Christopher Beery at christopher.beery@jpmorgan.com; and

(iv) if to any Lender or Issuing Bank, to it at its address (or fax number) set forth in its Administrative Questionnaire.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by fax shall be deemed to have been given when sent (but if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient); and notices delivered through electronic communications or Approved Borrower Portals to the extent provided in clause (b) of this Section shall be effective as provided in such paragraph.

(b) Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications (including email and Internet and intranet websites) or Approved Borrower Portals (as applicable), in each case, pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices under Article II to any Lender if such Lender has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. Any notices or other communications to the Administrative Agent or the US Borrower may be delivered or furnished by electronic communications pursuant to procedures approved in advance by the recipient thereof; provided that approval of such procedures may be limited or rescinded by such Person by written notice to each other such Person. Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgment from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgment); provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient; and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c) Any party hereto may change its address, fax number or email address for notices and other communications hereunder by notice to the other parties hereto.

(d) The Administrative Agent may, but shall not be obligated to, make any Communication by posting such Communication on Debt Domain, IntraLinks, SyndTrak or a similar electronic transmission system (the “Platform”). The Platform is provided “as is” and “as available.” None of the Administrative Agent nor any of its Related Parties warrants, or shall be deemed to warrant, the adequacy of the Platform, and the Administrative Agent expressly disclaims liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made, or shall be deemed to be made, by the Administrative Agent or any of its Related Parties in connection with the Communications or the Platform. In no event shall the Administrative Agent, any of its Related Parties, any Borrower or Guarantor or any Subsidiaries or Related Parties of any Borrower or Guarantor, any Lender, the Floorplan Funding Agent or any Issuing Bank have any liability to any other Person party hereto or any other Person for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise), arising out of the US Borrower’s or the Administrative Agent’s transmission of Communications through the Platform, except to the extent that any such damages are determined by a final and nonappealable judgment of a court of competent jurisdiction to have resulted from the gross negligence, bad faith or willful misconduct of such party.

SECTION 9.02. Waivers; Amendments.

(a) No failure or delay by the Administrative Agent, the Floorplan Funding Agent, any Lender or any Issuing Bank in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent, the Floorplan Funding Agent, the Issuing Banks and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by the US Borrower therefrom shall in any event be effective unless the same shall be permitted by clause (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

(b) Subject to Section 2.11(b), (c) and (d), Section 2.18, Section 2.22 and Section 9.02(c) below and except for those actions expressly permitted to be taken by the Administrative Agent or the Floorplan Funding Agent, none of this Agreement, any other Loan Document or any provision hereof or thereof may be waived, amended or modified except, in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Borrowers, the Administrative Agent and the Required Lenders and, in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by the Administrative Agent and the Borrowers, in each case with the consent of the Required Lenders; provided that no such agreement shall (i) increase the Revolving Commitment of any Lender without the written consent of such Lender (but not the Required Lenders) (it being understood that the waiver of any condition precedent, the waiver of any obligation of the Borrowers to pay interest at the default rate or the waiver of any Default, Event of Default, mandatory prepayment of the Loans or mandatory reduction of any Revolving Commitments shall not constitute such an extension or increase), (ii) reduce the principal amount of any Loan or any date for reimbursement of an LC Disbursement, or reduce the rate of interest thereon or reduce any fees payable hereunder, without the written consent of each Lender directly and adversely affected thereby (but not the Required Lenders) (it being understood that any change to the definition of “Leverage Ratio” or in the component definitions thereof, the waiver of any condition precedent, the waiver of any obligation of the Borrowers to pay interest at the default rate or the waiver of any Default, Event of Default, mandatory prepayment of the Loans or mandatory reduction of any Revolving Commitments shall not constitute such reduction in principal, the rate of interest or fees thereon), (iii) postpone the scheduled maturity date of any Loan, or any date for the payment of any interest or fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Revolving Commitment, without the written consent of each Lender directly and adversely affected thereby (but not the Required Lenders) (subject to an extension of the Maturity Date in accordance with Section 2.18) (it being understood that the waiver of any condition precedent, the waiver of any obligation of the Borrowers to pay interest at the default rate or the waiver of any Default, Event of Default, mandatory prepayment of the Loans or mandatory reduction of any Revolving Commitments shall not constitute such an extension or reduction), (iv) change Section 2.08, 2.15(b) or 2.15(c) in a manner that would alter the pro rata sharing of payments required thereby without the written consent of each Lender directly and adversely affected thereby (but not the Required Lenders), (v) change any of the provisions of this paragraph or reduce the percentage set forth in (x) the definition of the term “Required Lenders” or (y) any other provision of any Loan Document specifying the number or percentage of Lenders (or Lenders of any Class) required to waive, amend or modify any rights thereunder or make any determination or grant any consent thereunder, without the written consent of each Lender (or each Lender of such Class, as the case may be) directly and adversely affected thereby (but not the Required Lenders), provided that with the consent of the Required Lenders, the provisions of this paragraph and the definition of the term “Required Lenders” may be amended to include references to any new class of loans created under this Agreement (or to lenders extending such loans), (vi) release all or substantially all of the

Guarantors from their obligations under the Loan Documents without the written consent of each Lender directly and adversely affected thereby (but not the Required Lenders) (except as otherwise provided for in Section 5.10(c) or otherwise in the Loan Documents) or (vii) without the prior written consent of the Floorplan Funding Agent and Required Lenders, (A) amend or modify any provision of Section 2.22, (B) [reserved] or (C) amend or modify any of the following defined terms: “Floorplan Approval”, “Floorplan Approved Invoice”, “Floorplan Approved Vendor”, “Floorplan Collateral Account”, “Floorplan Due Date”, “Floorplan Facility”, “Floorplan Funding Agent”, “Floorplan Loan”, “Floorplan Loan Exposure”, “Floorplan Loan Payment”, “Floorplan Loan Payment Obligations”, “Floorplan Open Approval”, “Floorplan Required Payment”, or “Floorplan Vendor Credits”; provided further that no such agreement shall amend, modify, extend or otherwise affect the rights or obligations of the Administrative Agent, the Floorplan Funding Agent, any Issuing Bank or the Swingline Lender in an adverse manner in any material respect without the written consent of the Administrative Agent, the Floorplan Funding Agent, such Issuing Bank or the Swingline Lender, as the case may be.

(c) Notwithstanding anything to the contrary in clause (b) of this Section:

(i) (A) any provision of this Agreement or any other Loan Document may be amended by an agreement in writing entered into by the US Borrower and the Administrative Agent to cure any ambiguity, mistake, omission, defect or inconsistency so long as, in each case, the Lenders shall have received at least five Business Days’ prior written notice thereof and the Administrative Agent shall not have received, within five Business Days of the date of such notice to the Lenders, a written notice from the Required Lenders stating that the Required Lenders object to such amendment and (B) the Administrative Agent and the Borrowers shall be permitted to enter into any new agreement or instrument, to be consistent with this Agreement and the other Loan Documents or as required by local law to give effect to any guaranty, so that the guaranty complies with applicable Law, and in each case, such amendments, documents and agreements shall become effective without any further action or consent of any other party to any Loan Document;

(ii) no consent with respect to any amendment, waiver or other modification of this Agreement or any other Loan Document shall be required of any Defaulting Lender, except with respect to any amendment, waiver or other modification referred to in clause (i), (ii), (iii) or (iv) of the first proviso of clause (b) of this Section and then only in the event such Defaulting Lender shall be directly and adversely affected by such amendment, waiver or other modification;

(iii) if, in connection with any proposed amendment, waiver or consent requiring the consent of “each Lender”, “each Lender affected thereby”, or such similar phrase, the consent of the Required Lenders is obtained, but the consent of other necessary Lenders is not obtained (any such Lender whose consent is necessary but not obtained being referred to herein as a “Non-Consenting Lender”), then the US Borrower may (x) terminate the Commitments of such Lender and repay the outstanding principal of its Loans of the relevant Class or Classes, accrued interest thereon, accrued fees and all other amounts payable to it hereunder as of such termination date or (y) elect to replace a Non-Consenting Lender as a Lender party to this Agreement; provided that concurrently with such replacement, the Borrowers shall pay to such Non-Consenting Lender in same day funds on the day of such replacement (1) all interest, fees and other amounts then accrued but unpaid to such Non-Consenting Lender by the Borrowers hereunder to and including the date of termination and (2) an amount, if any, equal to the payment which would have been due to such Lender on the day of such replacement under Section 2.13 (if any) had the Loans of such Non-Consenting Lender been prepaid on such date rather than sold to the replacement Lender. Each Lender and Issuing Bank hereby grants to the Administrative Agent an irrevocable power of attorney (which power of attorney is coupled with an interest) to execute and deliver, on behalf of such Lender as assignor, any Assignment and Acceptance necessary to effectuate any assignment of such Lender’s interests hereunder in respect of the circumstances contemplated by this Section 9.02(c)(iii) and otherwise in compliance with Section 9.04 (it being understood that the cooperation and/or signature of the Non-Consenting Lender shall not be required to effect such assignment).

(iv) this Agreement and the other Loan Documents may be amended in the manner provided in Sections 2.11, 2.18 and 2.21; and

(v) an amendment to this Agreement contemplated by the last sentence of the definition of the term “Applicable Rate” may be made pursuant to an agreement or agreements in writing entered into by the US Borrower, the Administrative Agent and the Required Lenders.

(d) The Administrative Agent may, but shall have no obligation to, with the concurrence of any Lender, execute amendments, waivers or other modifications on behalf of such Lender. Any amendment, waiver or other modification effected in accordance with this Section shall be binding upon each Person that is at the time thereof a Lender and each Person that subsequently becomes a Lender.

(e) Notwithstanding the foregoing, this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the US Borrower (i) to add one or more additional credit facilities to this Agreement, to permit the extensions of credit from time to time outstanding hereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Loan Documents with the Loans and the accrued interest and fees in respect thereof and to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders and (ii) to change, modify or alter Section 2.15 or any other provision hereof relating to pro rata sharing of payments among the Lenders to the extent necessary to effectuate any of the amendments (or amendments and restatements) enumerated in clause (e)(i) above.

SECTION 9.03. Expenses; Indemnity; Limitation of Liability; Settlement.

(a) The US Borrower shall pay (i) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent, the Arrangers and their Affiliates (but limited to, in the case of legal fees, the reasonable and documented fees, charges and disbursements of a single external U.S. counsel, a single special local counsel in England and Wales, a single tax local counsel in England and Wales and, if reasonably necessary, a single local counsel in each other relevant material jurisdiction (which may be a single local counsel acting in multiple jurisdictions), in each case, for the Administrative Agent, the Arrangers and their Affiliates taken as a whole, in connection with the structuring, arrangement and syndication of the credit facilities provided for herein, including the preparation, execution and delivery of this Agreement, the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated)), and (ii) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent, the Arrangers, the Lenders and the Issuing Banks (but limited to, in the case of legal fees, to the fees, charges and disbursements of one external counsel in connection with the enforcement or protection of its rights in connection with the Loan Documents, including its rights under this Section, or in connection with the Loans made hereunder, including during the continuance of an Event of Default all such reasonable out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans (but limited to a single U.S. counsel, if reasonably necessary, a single local counsel in England and Wales and, if reasonably necessary, a single local counsel in each other relevant material jurisdiction (which may be a single local counsel acting in multiple jurisdictions), in each case, for the Administrative Agent, the Arrangers, the Issuing Banks and the Lenders, taken as a whole and, in the case of an actual or perceived conflict of interest, where the party affected by such conflict informs the US Borrower of such conflict and thereafter retains its own counsel, of another external firm of U.S. counsel, if reasonably necessary, another firm of England and Wales counsel and, if reasonably necessary, one local counsel in each other relevant material jurisdiction (which may include a single local counsel acting in multiple jurisdictions) for all such affected Persons taken as a whole)).

(b) The US Borrower shall indemnify the Administrative Agent (and any sub-agent thereof), the Arrangers, the Syndication Agents, the Documentation Agents, the Floorplan Funding Agent, the Swingline Lender, each Lender, each Issuing Bank and each Related Party of any of the foregoing (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all Liabilities and related reasonable and documented out-of-pocket expenses, including the fees, charges and disbursements of any counsel for any Indemnitee (but limited to a single U.S. counsel, if reasonably necessary, a single local counsel in England and Wales and, if reasonably necessary, a single local counsel in each other relevant material jurisdiction (which may be a single local counsel acting in multiple jurisdictions), in each case, for the Indemnitees, taken as a whole and, in the case of an actual or perceived conflict of interest, where the Indemnitee affected by such conflict informs the US Borrower of such conflict and thereafter retains its own counsel, of another firm of U.S. counsel, if reasonably necessary, another firm of England and Wales counsel, and, if reasonably necessary, one local counsel in each other relevant material jurisdiction (which may include a single local counsel acting in multiple jurisdictions) for each group of similarly affected Indemnitees (taken as a whole)), incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the structuring, arrangement and syndication of the credit facilities provided for herein, the preparation, execution, delivery and administration of this Agreement, the other Loan Documents, the performance by the parties to this Agreement or the other Loan Documents of their obligations thereunder or the consummation of the Transactions, (ii) any Loan or the use of the proceeds therefrom or proposed use of proceeds, (iii) any actual or alleged presence or Release of Hazardous Materials on or from any property currently or formerly owned or operated by the US Borrower or any Subsidiary, or any other Environmental Liability related in any way to the US Borrower or any Subsidiary, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and whether initiated against or by any party to this Agreement or any other Loan Document, any Affiliate of any of the foregoing or any third party (and regardless of whether any Indemnitee is a party thereto); provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, penalties, liabilities or related expenses (A) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from (1) the gross negligence, bad faith or willful misconduct of such Indemnitee or any of its Related Indemnitee Parties or (2) a material breach of the obligations of such Indemnitee or any of its Related Indemnitee Parties under this Agreement or any other Loan Document or (B) arise from any dispute among the Indemnitees or any of their Related Indemnitee Parties, other than any claim, litigation, investigation or proceeding against the Administrative Agent, the Arrangers, Syndication Agents or Documentation Agents or any other titled person in its capacity or in fulfilling its role as such (to the extent none of the exceptions in the preceding clause (A) apply) and other than any claim, litigation, investigation or proceeding arising solely out of any act or omission on the part of the US Borrower or any of its Affiliates. Each Indemnitee shall be obligated to refund and return promptly any and all amounts actually paid by the US Borrower to such Indemnitee under this paragraph for any Liabilities or expenses to the extent such Indemnitee is subsequently determined, by a court of competent jurisdiction by final and nonappealable judgment, to not be entitled to payment of such amounts in accordance with the terms of this paragraph. This paragraph shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim.

(c) To the extent that the US Borrower fails to pay any amount required under clause (a) or (b) of this Section to the Administrative Agent (or any sub-agent thereof) or any Related Party of any of the foregoing (and without limiting its obligation to do so), each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent) or such Related Party, as the case may be, such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or such sub-agent) in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent). For purposes of this Section, a Lender’s “pro rata share” shall be determined based upon its share of the sum of the aggregate amount of the Loans and unused Revolving Commitments at the time outstanding or in effect (or most recently outstanding or in effect, if none of the foregoing shall be outstanding or in effect at such time).

(d) To the extent permitted by applicable law (i) (x) the Borrowers and any Guarantor shall not assert, and the Borrowers and each Guarantor hereby waives, any Liabilities against the Administrative Agent, any Arranger, any Syndication Agent, any Documentation Agent, any Issuing Bank and any Lender, and any Related Party of any of the foregoing Persons (each such Person being called a “Lender-Related Person”) and (y) the Administrative Agent and any Lender or Issuing Bank shall not assert, and the Administrative Agent and each Lender and Issuing Bank hereby waives, any Liabilities against the Borrowers and any Guarantor or any of their Subsidiaries and any Related Party of any of the foregoing Persons, in each case of the foregoing clauses (x) and (y), for any Liabilities arising from the use by others of information or other materials obtained through telecommunications, electronic or other information transmission systems (including the Internet, any Approved Borrower Portal and any Approved Electronic Platform), except to the extent that any such damages are the result of gross negligence, bad faith or willful misconduct by such Lender-Related Person (in the case of clause (x)) or such Borrower or any Guarantor or its Subsidiaries or Related Parties (in the case of clause (y)) (in each case, as determined by a final and nonappealable decision of a court of competent jurisdiction), and (ii) none of the Borrowers or any Guarantor, the Administrative Agent, any Lender, any Issuing Bank or any of their respective Related Parties shall assert, and each Borrower (and, by the execution of the Loan Documents to which it is a party, each other Guarantor), the Administrative Agent, each Issuing Bank and each Lender hereby waives, any Liabilities against the Administrative Agent, any Lender, any Issuing Bank, any Borrower, any Guarantor or any of their respective Related Parties, on any theory of liability, for special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document, or any agreement or instrument contemplated hereby or thereby, the Transactions, any Loan or Letter of Credit or the use of the proceeds thereof; provided that nothing in this Section 9.03(d) shall relieve the Borrowers and each Guarantor of any obligation it may have to indemnify an Indemnitee, to the extent so provided in Section 9.03(b), against any special, indirect, consequential or punitive damages asserted against such Indemnitee by a third party.

(e) In addition, the indemnity set forth herein shall not, as to any Indemnitee, be available with respect to any settlements effected without the US Borrower’s prior written consent (which consent shall not be unreasonably withheld or delayed), but if settled with the US Borrower’s consent, the US Borrower agrees to indemnify and hold harmless each Indemnitee in the manner set forth above (for the avoidance of doubt, it being understood that if there is a final judgment in any such proceeding, the indemnity set forth above shall apply (subject to the exceptions thereto set forth above)). Each Indemnitee shall take all reasonable steps to mitigate any losses, claims, damages, liabilities and expenses in connection with the matters covered in this Section 9.03.

(f) All amounts due under this Section shall be payable promptly after written demand therefor.

SECTION 9.04. Successors and Assigns.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) other than as expressly provided in Section 6.04(a)(ii)(B), the Borrowers may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent, each Issuing Bank and each Lender (and any attempted assignment or transfer by the Borrowers without such consent shall be null and void) and (ii) no Lender or Issuing Bank may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, sub-agents of the Administrative Agent, Participants (to the extent provided in clause (c) of this Section), the Arrangers and, to the extent expressly contemplated hereby, the Related Parties of the foregoing) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) (i) Subject to the conditions set forth in clause (b)(ii) below, any Lender may assign to one or more Eligible Assignees (other than to any Disqualified Institution unless the US Borrower has otherwise expressly consented to such assignment in writing) all or a portion of its rights and obligations under this Agreement (including all or a portion of its Revolving Commitments and the Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld, delayed or conditioned) of:

(A) the US Borrower; provided that no consent of the US Borrower shall be required (x) for an assignment of a Term Loan to a Lender, an Affiliate of a Lender or an Approved Fund, (y) for an assignment of a Revolving Commitment or Revolving Loan to another existing Revolving Lender or (z) if an Event of Default under clause (a), (b), (h) or (i) of Section 7.01 (solely with respect to a Borrower) shall have occurred and be continuing; and

(B) the Administrative Agent; provided that no consent of the Administrative Agent shall be required for an assignment to a Lender, an Affiliate of a Lender or an Approved Fund.

(ii) Assignments shall be subject to the following additional conditions:

(A) except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Revolving Commitment or Loans, the amount of the Revolving Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 unless each of the US Borrower and the Administrative Agent otherwise consents; provided that no such consent of the US Borrower shall be required if an Event of Default under clause (a), (b), (h) or (i) of Section 7.01 (solely with respect to a Borrower) shall have occurred and be continuing;

(B) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement;

(C) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption (or an agreement incorporating by reference a form of Assignment and Assumption posted on the Platform), together with a processing and recordation fee of $3,500, provided that only one such processing and recordation fee shall be payable in the event of simultaneous assignments from any Lender or its Approved Funds to one or more other Approved Funds of such Lender; and

(D) the assignee, if it shall not already be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire in which the assignee designates one or more credit contacts to whom all syndicate-level information (which may contain MNPI) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and applicable law, including United States (Federal or State) and foreign securities laws.

(iii) Subject to acceptance and recording thereof pursuant to clause (b)(v) of this Section, from and after the effective date specified in each Assignment and Assumption (or an agreement incorporating by reference a form of Assignment and Assumption posted on the Platform) the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.12, 2.13, 2.14, 9.03 and 9.17); provided that except to the extent otherwise expressly agreed by the affected parties, no assignment by a Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from such Lender having been a Defaulting Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 9.04(c).

(iv) The Administrative Agent, acting solely for this purpose as a non-fiduciary agent of the US Borrower, shall maintain at one of its offices a copy of each Assignment and Assumption with respect to the Revolving Facility delivered to it and records of the names and addresses of the Lenders, and the Revolving Commitments of, and principal amount (and related interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the US Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding any notice to the contrary. The Register shall be available for inspection by the US Borrower, the Administrative Agent and, as to entries pertaining to it, any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v) Upon receipt by the Administrative Agent of an Assignment and Assumption (or an agreement incorporating by reference a form of Assignment and Assumption posted on the Platform) executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder) and the processing and recordation fee referred to in this Section, the Administrative Agent shall accept such Assignment and Assumption and promptly record the information contained therein in the Register; provided that the Administrative Agent shall not be required to accept such Assignment and Assumption or so record the information contained therein if the Administrative Agent reasonably believes that such Assignment and Assumption lacks any written consent required by this Section or is otherwise not in proper form, it being acknowledged that the Administrative Agent shall have no duty or obligation (and shall incur no liability) with respect to obtaining (or confirming the receipt) of any such written consent or with respect to the form of (or any defect in) such Assignment and Assumption, any such duty and obligation being solely with the assigning Lender and the assignee. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph, and following such recording, unless otherwise determined by the Administrative Agent (such determination to be made in the sole discretion of the Administrative Agent, which determination may be conditioned on the consent of the assigning Lender and the assignee), shall be effective notwithstanding any defect in the Assignment and Assumption relating thereto. Each assigning Lender and the assignee, by its execution and delivery of an Assignment and Assumption, shall be deemed to have represented to the Administrative Agent that all written consents required by this Section with respect thereto (other than the consent of the Administrative Agent) have been obtained and that such Assignment and Assumption is otherwise duly completed and in proper form, and each assignee, by its execution and delivery of an Assignment and Assumption, shall be deemed to have represented to the assigning Lender and the Administrative Agent that such assignee is an Eligible Assignee.

(c) (i) Any Lender may, without the consent of the US Borrower, the Floorplan Funding Agent, the Swingline Lender, any Issuing Bank or the Administrative Agent, sell participations to one or more Eligible Assignees (“Participants”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Revolving Commitments and Loans); provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the US Borrower, the Administrative Agent, the Floorplan Funding Agent, the Swingline Lender, any Issuing Bank and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and/or obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement or any other Loan Document; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.02(b) that affects such Participant or requires the approval of all the Lenders. The US Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.12, 2.13 and 2.14 (subject to the requirements and limitations therein, including the requirements under Section 2.14(f) (it being understood that the documentation required under Section 2.14(f) shall be delivered solely to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to clause (b) of this Section; provided that such Participant (x) shall be subject to the provisions of Sections 2.15 and 2.16 as if it were an assignee under clause (b) of this Section and (y) shall not be entitled to receive any greater payment under Section 2.12 or 2.14 with respect to any participation than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. Each Lender that sells a participation agrees, at the US Borrower’s request and expense, to use reasonable efforts to cooperate with the US Borrower to effectuate the provisions of Section 2.16(b) with respect to any Participant. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.08 as though it were a Lender; provided that such Participant shall be subject to Section 2.15(c) as though it were a Lender.

(ii) Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the US Borrower, maintain records of the name and address of each Participant and the principal amounts (and related interest) of each Participant’s interest in the Loans or other obligations under this Agreement or any other Loan Document (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any Revolving Commitments, Loans or other rights and/or obligations under this Agreement or any other Loan Document) to any Person except to the extent that such disclosure is necessary to establish that any such Revolving Commitment, Loan or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement, notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as the Administrative Agent) shall not have any responsibility for maintaining a Participant Register.

(d) Any Lender may at any time pledge or grant a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or grant to secure obligations to a Federal Reserve Bank or other central bank, and this Section shall not apply to any such pledge or grant of a security interest; provided that no such pledge or grant of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(e) Disqualified Institutions.

(i) Notwithstanding anything to the contrary herein, no assignment or participation shall be made to any Person that was a Disqualified Institution as of the date (the “Trade Date”) on which the assigning or participating, as applicable, Lender entered into a binding agreement to sell and assign or grant a participation in all or a portion of its rights and obligations under this Agreement to such Person (unless the US Borrower has consented to such assignment or participation in writing in its sole and absolute discretion, in which case such Person will not be considered a Disqualified Institution for the purpose of such assignment or participation). For the avoidance of doubt, with respect to any assignee or participant that becomes a Disqualified Institution after the applicable Trade Date (including as a result of the delivery of a written supplement to the list of “Disqualified Institutions” referred to in the definition of “Disqualified Institution”), (x) such assignee or participant shall not retroactively be disqualified from becoming a Lender or participant and (y) the execution by the US Borrower of an Assignment and Acceptance with respect to such assignee will not by itself result in such assignee no longer being considered a Disqualified Institution. Any assignment or participation in violation of this clause (e)(i) shall not be void, but the other provisions of this clause (e) shall apply.

(ii) If any assignment or participation is made to any Disqualified Institution without the US Borrower’s prior written consent in violation of clause (i) above, or if any Person becomes a Disqualified Institution after the applicable Trade Date, the US Borrower may, at its sole expense and effort, upon notice to the applicable Disqualified Institution and the Administrative Agent, (A) terminate any Revolving Commitment of such Disqualified Institution and cause the relevant Borrower to repay all Obligations owing to such Disqualified Institution in connection with such Revolving Commitment, (B) in the case of any outstanding Term Loans held by Disqualified Institutions, purchase or prepay such Term Loan by paying the lowest of (x) the par value of the principal amount thereof, (y) the amount that such Disqualified Institution paid to acquire such Term Loans and (z) the most recent trading price of such Term Loans, in each case plus accrued interest, accrued fees and all other amounts (other than principal amounts) payable to it hereunder on such Loans and/or (C) require such Disqualified Institution to assign, without recourse (in accordance with and subject to the restrictions contained in this Section 9.04), all of its interest, rights and obligations under this Agreement to one or more Persons (other than a Disqualified Institution) at the lesser of (x) the par value of the principal amount thereof, (y) the amount that such Disqualified Institution paid to acquire such Revolving and/or Term Loans and (z) the most recent trading price of such Revolving and/or Term Loans, in each case plus accrued interest, accrued fees and all other amounts (other than principal amounts) payable to it hereunder in respect thereof; provided that if any Lender (including any Disqualified Institution) does not execute and deliver an Assignment and Acceptance to the Administrative Agent by the later of (a) the date the replacement Lender executes and delivers such Assignment and Acceptance to the Administrative Agent and (b) the date as of which the Disqualified Institution or Affiliate shall be paid by the assignee lender (or, at its option, a Borrower) the amount required pursuant to this Section 9.04(e)(ii), then such Disqualified Institution shall be deemed to have executed and delivered such Assignment and Acceptance and consented to the Administrative Agent effectuating any assignment in full of such Lender’s interests hereunder and taking any such actions as appropriate to facilitate the foregoing.

(iii) Notwithstanding anything to the contrary contained in this Agreement, Disqualified Institutions (A) will not have the right to (x) receive information, reports or other materials provided to Lenders by or on behalf of the Borrowers and their Subsidiaries, the Administrative Agent or any other Lender, (y) attend or participate in meetings attended by the Lenders (or any of them) and the Administrative Agent, or (z) access any electronic site established for the Lenders or confidential communications from counsel to or financial advisors of the Administrative Agent or the Lenders, (B) for purposes of any consent to any amendment, waiver or modification of, or any action under, and for the purpose of any direction to the Administrative Agent or any Lender to undertake any action (or refrain from taking any action) under this Agreement or any other Loan Document, each Disqualified Institution will be deemed to have consented in the same proportion as the Lenders that are not Disqualified Institutions consented to such matter, and (C) for purposes of voting on any plan of reorganization or plan of liquidation pursuant to the Bankruptcy Code or any Debtor Relief Laws (a “Bankruptcy Plan”), each Disqualified Institution party hereto hereby agrees (1) not to vote on such Bankruptcy Plan, (2) if such Disqualified Institution does vote on such Bankruptcy Plan notwithstanding the restriction in the foregoing clause (1), such vote will be deemed not to be in good faith and shall be “designated” pursuant to Section 1126(e) of the Bankruptcy Code (or any similar provision in any other Debtor Relief Laws), and such vote shall not be counted in determining whether the applicable class has accepted or rejected such Bankruptcy Plan in accordance with Section 1126(c) of the Bankruptcy Code (or any similar provision in any other Debtor Relief Laws) and (3) not to contest any request by any party for a determination by the Bankruptcy Court (or other applicable court of competent jurisdiction) effectuating the foregoing clause (2).

(iv) The Administrative Agent shall have the right, and the Borrowers hereby expressly authorize the Administrative Agent to (A) post the list of Disqualified Institutions provided by the US Borrower and any updates thereto from time to time (collectively, the “DQ List”) on an Approved Electronic Platform, including that portion of such Approved Electronic Platform that is designated for “public side” Lenders and/or (B) provide the DQ List to each Lender or potential Lender requesting the same.

(v) The Administrative Agent shall not be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions hereof relating to Disqualified Institutions. Without limiting the generality of the foregoing, the Administrative Agent shall not (x) be obligated to ascertain, monitor or inquire as to whether any other Lender or participant or prospective Lender or participant is a Disqualified Institution or (y) have any liability with respect to or arising out of any assignment or participation of Loans, or disclosure of confidential information, by any other Person to any Disqualified Institution.

SECTION 9.05. Survival. All covenants, agreements, representations and warranties made by the Borrowers and the Guarantors in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto or thereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans and the issuance of Letters of Credit by each Issuing Bank, regardless of any investigation made by any such other party or on its behalf and notwithstanding that any of the Administrative Agent, the Arrangers, the Syndication Agents, the Documentation Agents, the Lenders, the Swingline Lender, the Issuing Banks or any Related Party of any of the foregoing may have had notice or knowledge of any Default or incorrect representation or warranty at the time any Loan Document was executed and delivered or any credit was extended hereunder, and shall continue in full force and effect as long as the principal of or any interest accrued on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid (other than contingent obligations for indemnification, expense reimbursement, tax gross-up or yield protection as to which no claim has been made) and so long as any of the Revolving Commitments have not expired or terminated. The provisions of Sections 2.12, 2.13, 2.14, 2.15(d), 2.15(e), 9.03 and 9.17 and Article VIII shall survive and remain in full force and effect regardless of the resignation and/or replacement of the Administrative Agent, any assignment of rights by, or the replacement of, a Lender, the consummation of the transactions contemplated hereby, the repayment of the Loans and the expiration or termination of the Revolving Commitments, the expiration of any Letter of Credit or the termination of this Agreement or any provision hereof.

SECTION 9.06. Counterparts; Integration; Effectiveness; Electronic Execution.

(a) This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

(b) Delivery of an executed counterpart of a signature page of (x) this Agreement, (y) any other Loan Document and/or (z) any document, amendment, approval, consent, information, notice (including, for the avoidance of doubt, any notice delivered pursuant to Section 9.01), certificate, request, statement, disclosure or authorization related to this Agreement, any other Loan Document and/or the transactions contemplated hereby and/or thereby (each an “Ancillary Document”) that is an Electronic Signature transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page shall be effective as delivery of a manually executed counterpart of this Agreement, such other Loan Document or such Ancillary Document, as applicable. The words “execution”, “signed”, “signature”, “delivery”, and words of like import in or relating to this Agreement, any other Loan Document and/or any Ancillary Document shall be deemed to include Electronic Signatures, deliveries or the keeping of records in any electronic form (including deliveries by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page), each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be; provided that nothing herein shall require the Administrative Agent to accept Electronic Signatures in any form or format without its prior written consent and pursuant to procedures approved by it; provided, further, without limiting the foregoing, (x) to the extent the Administrative Agent has agreed to accept any Electronic Signature, the Administrative Agent and each of the Lenders shall be entitled to rely on such Electronic Signature purportedly given by or on behalf of any Borrower or any Guarantor without further verification thereof and without any obligation to review the appearance or form of any such Electronic signature and (y) upon the request of the Administrative Agent or any Lender, any Electronic Signature shall be promptly followed by a manually executed counterpart. Without limiting the generality of the foregoing, each Borrower and each Guarantor hereby (i) agrees that, for all purposes, including without limitation, in connection with any workout, restructuring, enforcement of remedies, bankruptcy proceedings or litigation among the Administrative Agent, the Lenders, the Issuing Banks, the Borrowers and the Guarantors, Electronic Signatures transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page and/or any electronic images of this Agreement, any other Loan Document and/or any Ancillary Document shall have the same legal effect, validity and enforceability as any paper original, (ii) agrees that the Administrative Agent, each of the Issuing Banks and each of the Lenders may, at its option, create one or more copies of this Agreement, any other Loan Document and/or any Ancillary Document in the form of an imaged electronic record in any format, which shall be deemed created in the ordinary course of such Person’s business, and destroy the original paper document (and all such electronic records shall be considered an original for all purposes and shall have the same legal effect, validity and enforceability as a paper record), (iii) waives any argument, defense or right to contest the legal effect, validity or enforceability of this Agreement, any other Loan Document and/or any Ancillary Document based solely on the lack of paper original copies of this Agreement, such other Loan Document and/or such Ancillary Document, respectively, including with respect to any signature pages thereto and (iv) waives any claim against any Lender-Related Person for any Liabilities arising solely from the Administrative Agent’s, any Issuing Bank’s and/or any Lender’s reliance on or use of Electronic Signatures and/or transmissions by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page, including any Liabilities arising as a result of the failure of any Borrower and/or any Guarantor to use any available security measures in connection with the execution, delivery or transmission of any Electronic Signature, except to the extent that such claim or Liabilities are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence, bad faith or willful misconduct of the Administrative Agent and/or such Lender.

SECTION 9.07. Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 9.08. Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender, each Issuing Bank and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) or other amounts at any time held and other obligations (in whatever currency) at any time owing by such Lender, such Issuing Bank or by such Affiliate to or for the credit or the account of the US Borrower against any of and all the obligations then due of the US Borrower now or hereafter existing under this Agreement held by such Lender or such Issuing Bank, as applicable, irrespective of whether or not such Lender or such Issuing Bank, as applicable, shall have made any demand under this Agreement and although such obligations of the US Borrower are owed to a branch, office or Affiliate of such Lender or such Issuing Bank, as applicable, different from the branch, office or Affiliate holding such deposit or obligated on such indebtedness; provided that in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.17 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent, the Lenders and the Issuing Banks and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The rights of each Lender, each Issuing Bank and each Affiliate of any Lender or Issuing Bank under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender, Issuing Bank or Affiliate may have. Each Lender and each Issuing Bank agrees to notify the US Borrower and the Administrative Agent promptly after any such setoff and application; provided that the failure to give notice shall not affect the validity of such setoff and application.

SECTION 9.09. Governing Law; Jurisdiction; Consent to Service of Process.

(a) This Agreement shall be governed by, and construed in accordance with, the law of the State of New York.

(b) Each party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the jurisdiction of the United States District Court of the Southern District of New York sitting in New York County (or if such court lacks subject matter jurisdiction, the Supreme Court of the State of New York sitting in New York County), and any appellate court from any thereof, in any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and the US Borrower hereby irrevocably and unconditionally agrees that all claims arising out of or relating to this Agreement or any other Loan Document brought by it or any of its Affiliates shall be brought, and shall be heard and determined, exclusively in such United States District Court or, if that court does not have subject matter jurisdiction, such Supreme Court. Each party hereto agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that the Administrative Agent, any Issuing Bank or any Lender may otherwise have to bring any suit, action or proceeding relating to this Agreement or any other Loan Document against the US Borrower or any of its properties in the courts of any jurisdiction.

(c) Each party to this Agreement hereby irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in clause (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court.

(d) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

(e) [reserved].

(f) In the event the Borrowers or any of their respective assets has or hereafter acquires, in any jurisdiction in which judicial proceedings may at any time be commenced with respect to this Agreement or any other Loan Document, any immunity from jurisdiction, legal proceedings, attachment (whether before or after judgment), execution, judgment or setoff, the Borrowers hereby irrevocably agrees not to claim and hereby irrevocably and unconditionally waives such immunity.

SECTION 9.10. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

SECTION 9.11. Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 9.12. Confidentiality. Each of the Administrative Agent, the Arrangers, the Issuing Banks, the Floorplan Funding Agent, the Swingline Lender and the Lenders agrees to maintain the confidentiality of, and not disclose, the Information (as defined below), except that Information may be disclosed (a) to its Related Parties, including accountants, legal counsel and other agents and advisors, it being understood that the Persons to whom such disclosure is made either are informed of the confidential nature of such Information and instructed to keep such Information confidential or are subject to customary confidentiality obligations of employment or professional practice, provided that the disclosing Person shall be responsible for such Person’s compliance with keeping the Information confidential in accordance with this Section, (b) to the extent required or requested by any Governmental Authority purporting to have jurisdiction over such Person or its Related Parties (including any self-regulatory authority, such as the

National Association of Insurance Commissioners) (in which case such Person agrees to inform the US Borrower promptly thereof prior to such disclosure to the extent practicable and not prohibited by applicable law (except with respect to any audit or examination conducted by bank accountants or any Governmental Authority exercising examination or regulatory authority)), (c) to the extent required by applicable law or by any subpoena or similar legal process (in which case such Person agrees to inform the US Borrower promptly thereof prior to such disclosure to the extent practicable and not prohibited by applicable law), (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies under this Agreement or any other Loan Document or any suit, action or proceeding relating to this Agreement or any other Loan Document, the enforcement of rights hereunder or thereunder or any Transactions, (f) subject to an agreement in favor of the US Borrower containing confidentiality undertakings substantially similar to those of this Section (which shall be deemed to include those required to be made in order to obtain access to information posted on IntraLinks, SyndTrak or any other Platform), to (i) any Eligible Assignee of or Participant in (or its Related Parties), or any prospective Eligible Assignee of or Participant in (or its Related Parties), any of its rights or obligations under this Agreement, (ii) any actual or prospective counterparty (or its Related Parties) to any swap or derivative transaction relating to the US Borrower or any Subsidiary and their respective obligations under this Agreement or payments hereunder or (iii) any actual or prospective credit insurance brokers or providers for any credit insurance products relating to the Borrower’s obligations under this Agreement or the other Loan Documents; provided that any such Person is not a Disqualified Institution on the date of such disclosure, (g) on a confidential basis to (i) any rating agency in connection with rating the US Borrower or its Subsidiaries or the credit facilities provided for herein or (ii) the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to the credit facilities provided for herein, (h) with the prior written consent of the US Borrower, (i) to market data collectors, similar service providers to the lending industry and service providers to the Administrative Agent and the Lenders in connection with the administration and management of this Agreement or any other Loan Documents; provided that such information (x) for market data collectors and similar providers is limited to the information about the type, amount, parties and purpose of this Agreement and the other Loan Documents, the Effective Date and the roles with respect to the credit facilities provided for herein and (y) for service providers to the Administrative Agent and the Lenders is limited to information required by them to perform their services about the credit facilities provided for herein, in each case with respect to clauses (x) and (y), and is supplied only on a confidential basis or (j) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or other obligations owed to the Borrowers and their Subsidiaries or (ii) becomes available to the Administrative Agent, any Lender, any Issuing Bank or any Affiliate of any of the foregoing on a nonconfidential basis from a source (other than by or on behalf of the US Borrower or any of its Subsidiaries or Affiliates or otherwise obtained by such Person based on a review of any books and records or similar materials or the inspection of any property or assets relating to Holdings, the US Borrower or any of their respective Subsidiaries or Affiliates) that is not known by the Administrative Agent, Lender, Issuing Bank or Affiliate after due inquiry to be prohibited from disclosing such Information to such Person by a legal, contractual, or fiduciary obligation owed to the US Borrower or any of its Subsidiaries. For purposes of this Section, “Information” means all information received from Holdings or any Subsidiary or Affiliate or otherwise obtained based on a review of any books and records or similar materials or the inspection of any property or assets, in each case, relating to Holdings or any Subsidiary or its businesses. It is agreed that, notwithstanding the restrictions of any prior confidentiality agreement binding on the Administrative Agent or the Arrangers, such Persons may disclose Information as provided in this Section.

For the avoidance of doubt, nothing in the confidentiality provision shall prohibit any individual from voluntarily disclosing or providing any information within the scope of this confidentiality provision regarding suspected violations of laws, rules or regulations to any governmental, regulatory or self-regulatory organization (any such entity, a “Regulatory Authority”) to the extent that any such prohibition on disclosure set forth in this confidentiality provision shall be prohibited by the laws or regulations applicable to the Regulatory Authority.

SECTION 9.13. Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts that are treated as interest on such Loan under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) that may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with applicable law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

SECTION 9.14. USA PATRIOT Act Notice. Each Lender and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrowers and the Guarantors that pursuant to the requirements of the USA PATRIOT Act and the Beneficial Ownership Regulation it is required to obtain, verify and record information that identifies the Borrowers and the Guarantors, which information includes the name and address of the Borrowers and the Guarantors and other information that will allow such Lender or the Administrative Agent, as applicable, to identify the Borrowers and the Guarantors in accordance with the USA PATRIOT Act and the Beneficial Ownership Regulation.

SECTION 9.15. No Fiduciary Relationship. The US Borrower, on behalf of itself and the Subsidiaries, agrees that in connection with all aspects of the transactions contemplated hereby and any communications in connection therewith, the US Borrower, the Subsidiaries and their Affiliates, on the one hand, and the Administrative Agent, the Lenders and their Affiliates, on the other hand, will have a business relationship that does not create, by implication or otherwise, any fiduciary duty on the part of the Administrative Agent, the Lenders or their Affiliates, and no such duty will be deemed to have arisen in connection with any such transactions or communications. The Administrative Agent, the Arrangers, the Lenders and their Affiliates may be engaged, for their own accounts or the accounts of customers, in a broad range of transactions that involve interests that differ from those of the US Borrower and its Affiliates, and none of the Administrative Agent, the Arrangers, the Lenders or their Affiliates has any obligation to disclose any of such interests to the US Borrower or any of its Affiliates. To the fullest extent permitted by law, the US Borrower hereby waives and releases any claims that it or any of its Affiliates may have against the Administrative Agent, the Arrangers, the Lenders or their Affiliates with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

SECTION 9.16. Non-Public Information.

(a) Each Lender acknowledges that all information, including requests for waivers and amendments, furnished by the US Borrower or the Administrative Agent pursuant to or in connection with, or in the course of administering, this Agreement will be syndicate-level information, which may contain MNPI. Each Lender represents to the US Borrower and the Administrative Agent that (i) it has developed compliance procedures regarding the use of MNPI and that it will handle MNPI in accordance with such procedures and applicable law, including Federal, state and foreign securities laws, and (ii) it has identified in its Administrative Questionnaire a credit contact who may receive information that may contain MNPI in accordance with its compliance procedures and applicable law, including United States (Federal or state) and foreign securities laws.

(b) The US Borrower and each Lender acknowledges that, if information furnished by or on behalf of the US Borrower pursuant to or in connection with this Agreement is being distributed by the Administrative Agent through the Platform, (i) the Administrative Agent may post any information that the US Borrower has indicated as containing MNPI solely on that portion of the Platform designated for Private Side Lender Representatives and (ii) if the US Borrower has not indicated whether any information furnished by it pursuant to or in connection with this Agreement contains MNPI, the Administrative Agent reserves the right to post such information solely on that portion of the Platform designated for Private Side Lender Representatives. The US Borrower agrees to clearly designate all information provided to the Administrative Agent by or on behalf of the US Borrower that is suitable to be made available to Public Side Lender Representatives, and the Administrative Agent shall be entitled to rely on any such designation by the US Borrower without liability or responsibility for the independent verification thereof.

(c) If the US Borrower does not file this Agreement with the SEC, then the US Borrower hereby authorizes the Administrative Agent to distribute the execution version of this Agreement and the Loan Documents to all Lenders, including their Public Side Lender Representatives. The US Borrower acknowledges its understanding that Lenders, including their Public Side Lender Representatives, may be trading in securities of the US Borrower and its Affiliates while in possession of the Loan Documents.

(d) The US Borrower represents and warrants that none of the information contained in the Loan Documents constitutes or contains MNPI. To the extent that any of the executed Loan Documents at any time constitutes MNPI, the US Borrower agrees that it will promptly make such information publicly available by press release or public filing with the SEC.

SECTION 9.17. Judgment Currency.

(a) If, for the purpose of obtaining judgment in any court, it is necessary to convert a sum owing hereunder in Dollars into another currency, each party hereto agrees, to the fullest extent that it may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures in the relevant jurisdiction Dollars could be purchased with such other currency on the Business Day immediately preceding the day on which final judgment is given.

(b) The obligations of each party hereto in respect of any sum due to any other party hereto or any holder of the obligations owing hereunder (the “Applicable Creditor”) shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than Dollars, be discharged only to the extent that, on the Business Day following receipt by the Applicable Creditor of any sum adjudged to be so due in the Judgment Currency, the Applicable Creditor may in accordance with normal banking procedures in the relevant jurisdiction purchase Dollars with the Judgment Currency; if the amount of Dollars so purchased is less than the sum originally due to the Applicable Creditor in Dollars, such party agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Applicable Creditor against such deficiency. The obligations of the parties contained in this Section shall survive the termination of this Agreement and the payment of all other amounts owing hereunder.

SECTION 9.18. Acknowledgement and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent entity, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.

ARTICLE X

GUARANTEES

SECTION 10.01. The Guarantees. To induce the Lenders and Issuing Banks, as applicable, to provide the Loans, the Floorplan Loan Payments and Letters of Credit described herein and in consideration of benefits expected to accrue to the Borrowers by reason of the Revolving Commitments and the Loans and Letters of Credit and for other good and valuable consideration, receipt of which is hereby acknowledged, each Guarantor party hereto (including any Subsidiary executing an Additional Guarantor Supplement in substantially the form attached hereto as Exhibit F (an “Additional Guarantor Supplement”) or such other form reasonably acceptable to the Administrative Agent and the US Borrower) hereby unconditionally and irrevocably guarantees jointly and severally to the Administrative Agent, for the ratable benefit of the Administrative Agent, the Lenders and the Issuing Banks, the due and punctual payment of all present and future Obligations of the Borrowers, in each case as and when the same shall become due and payable, whether at stated maturity, by acceleration, or otherwise, according to the terms hereof or any other applicable Loan Document (including all interest, costs, fees, and charges after the entry of an order for relief against the Borrowers or such other obligor in a case under the Bankruptcy Code or any similar proceeding, whether or not such interest, costs, fees and charges would be an allowed claim against the Borrowers or any such obligor in any such proceeding). In case of failure by any Borrower punctually to pay any Obligations guaranteed hereby, each Guarantor of the such Borrower’s Obligations under this Section 10.01 hereby unconditionally agrees to make such payment or to cause such payment to be made punctually as and when the same shall become due and payable, whether at stated maturity, by acceleration, or otherwise, and as if such payment were made by the Borrowers.

SECTION 10.02. Guarantee Unconditional. The obligations of each Guarantor under this Article X shall be unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged, or otherwise affected by:

(a) any extension, renewal, settlement, compromise, waiver, or release in respect of any obligation of any Borrower or other obligor or of any other guarantor under this Agreement or any other Loan Document or by operation of law or otherwise;

(b) any modification or amendment of or supplement to this Agreement or any other Loan Document;

(c) any change in the corporate existence, structure, or ownership of, or any insolvency, bankruptcy, reorganization, or other similar proceeding affecting, any Borrower or other obligor, any other guarantor, or any of their respective assets, or any resulting release or discharge of any obligation of any Borrower or other obligor or of any other guarantor contained in any Loan Document;

(d) the existence of any claim, set-off, or other rights which a Borrower or other obligor or any other guarantor may have at any time against the Administrative Agent, any Lender, any Issuing Bank or any other Person, whether or not arising in connection herewith;

(e) any failure to assert, or any assertion of, any claim or demand or any exercise of, or failure to exercise, any rights or remedies against a Borrower or other obligor, any other guarantor, or any other Person or property such Person;

(f) any application of any sums by whomsoever paid or howsoever realized to any obligation of a Borrower or other obligor, regardless of what obligations of a Borrower or other obligor remain unpaid;

(g) any invalidity or unenforceability relating to or against a Borrower or other obligor or any other guarantor for any reason of this Agreement or of any other Loan Document or any provision of applicable law or regulation purporting to prohibit the payment by a Borrower or other obligor or any other guarantor of the principal of or interest on any Loan or any other amount payable under the Loan Documents; or

(h) any other act or omission to act or delay of any kind by the Administrative Agent, any Lender or any other Person or any other circumstance whatsoever (other than payment or performance of the Obligations) that might, but for the provisions of this paragraph, constitute a legal or equitable discharge of the obligations of any Guarantor under this Article X.

Each Subsidiary Guaranty and the Holdings Guaranty hereunder shall be a guaranty of payment and not of collection.

SECTION 10.03. Discharge Only upon Payment in Full; Reinstatement in Certain Circumstances. Except as set forth in Section 5.10 or the fifteenth paragraph of Article VIII, each Guarantor’s obligations under this Article X shall remain in full force and effect until the Termination Date. If at any time any payment of the principal of or interest on any Loan or any other amount payable by a Borrower or other obligor or any Guarantor under the Loan Documents is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy, or reorganization of a Borrower or other obligor or of any Guarantor, or otherwise, each Guarantor’s obligations under this Article X with respect to such payment shall be reinstated at such time as though such payment had become due but had not been made at such time.

SECTION 10.04. Subrogation. Each Guarantor agrees it will not exercise any rights which it may acquire by way of subrogation by any payment made hereunder, or otherwise, until the Termination Date. If any amount shall be paid to a Guarantor on account of such subrogation rights at any time prior to the Termination Date, such amount shall be held in trust for the benefit of the Administrative Agent, the Issuing Banks and the Lenders and shall forthwith be paid to the Administrative Agent for the benefit of the Lenders and the Issuing Banks or be credited and applied upon the Obligations, whether matured or unmatured, in accordance with the terms of this Agreement.

SECTION 10.05. Waivers. Each Guarantor irrevocably waives (to the extent permitted by applicable law) acceptance hereof, presentment, demand, protest, and any notice not provided for herein, as well as any requirement that at any time any action be taken by the Administrative Agent, any Lender, any Issuing Bank or any other Person against the Borrowers or other obligor, another guarantor, or any other Person.

SECTION 10.06. Limit on Liability. The obligations of each Guarantor under this Article X shall be limited to an aggregate amount equal to the largest amount that would not render such Subsidiary Guaranty subject to avoidance under Section 548 of the Bankruptcy Code or any comparable provisions of applicable law.

SECTION 10.07. Financial Assistance. Notwithstanding any other provision of any Loan Document relating to guarantee obligations, no guarantee provided by a Subsidiary Guarantor incorporated under the laws of England and Wales in connection with any Loan Document (a “UK Guarantee”) will extend to include obligations or liabilities to the extent that it would result in a UK Guarantee (or other obligations and liabilities) constituting unlawful financial assistance within the meaning of sections 678 or 679 of the Companies Act 2006 or a prohibited transaction under applicable law.

SECTION 10.08. Stay of Acceleration. If acceleration of the time for payment of any amount payable by any Borrower or other obligor under this Agreement or any other Loan Document is stayed upon the insolvency, bankruptcy or reorganization of any Borrower or such obligor, all such amounts otherwise subject to acceleration under the terms of this Agreement or the other Loan Documents shall nonetheless be payable by the Guarantors hereunder forthwith on demand by the Administrative Agent made at the request of the Required Lenders.

SECTION 10.09. Benefit to Guarantors. The Borrowers and the Guarantors are engaged in related businesses and integrated to such an extent that the financial strength and flexibility of the Borrowers has a direct impact on the success of each Guarantor. Each Guarantor will derive substantial direct and indirect benefit from the extensions of credit hereunder.

SECTION 10.10. Guarantor Covenants. Each Guarantor shall take such action as the US Borrower is required by this Agreement to cause such Guarantor to take, and shall refrain from taking such action as the US Borrower is required by this Agreement to prohibit such Guarantor from taking.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CDW LLC, as US Borrower and a Guarantor

By:	/s/ Kevin White
Name: Kevin White
Title: Vice President, Treasurer and Assistant Secretary

CDW FINANCE HOLDINGS LIMITED, as UK Borrower

By:	/s/ Peter R. Locy
Name: Peter R. Locy
Title: Director

CDW CORPORATION, as Holdings and a Guarantor

By:	/s/ Kevin White
Name: Kevin White
Title: Vice President, Treasurer and Assistant Secretary

[Signature Page to Credit Agreement]

JPMORGAN CHASE BANK, N.A., as the Administrative Agent

By:	/s/ Christopher Beery
Name: Christopher Beery
Title: Vice President

JPMORGAN CHASE BANK, N.A., as a Lender, an Issuing Bank, and a Swingline Lender

By:	/s/ Christopher Beery
Name: Christopher Beery
Title: Vice President

[Signature Page to Credit Agreement]

WELLS FARGO COMMERCIAL DISTRIBUTION FINANCE, LLC, as the Floorplan Funding Agent

By:	/s/ John J. Zebracki
Name: John J. Zebracki
Title: Managing Director

[Signature Page to Credit Agreement]

BANK OF AMERICA, N.A., as a Lender and an Issuing Bank

By:	/s/ Priya Dhudshia
Name: Priya Dhudshia
Title: Vice President

[Signature Page to Credit Agreement]

MIZUHO BANK, LTD., as a Lender and an Issuing Bank

By:	/s/ Tracy Rahn
Name: Tracy Rahn
Title: Managing Director

[Signature Page to Credit Agreement]

WELLS FARGO BANK, NATIONAL ASSOCIATION, as a Lender and an Issuing Bank

By:	/s/ Brian Buck
	Name:	Brian Buck
	Title:	Managing Director

[Signature Page to Credit Agreement]

BNP Paribas, as a Lender

By:	/s/ Maria Mulic
Name: Maria Mulic
Title: Managing Director

By:	/s/ Eve Ravelojaona
Name: Eve Ravelojaona
Title: Director

[Signature Page to Credit Agreement]

CAPITAL ONE NATIONAL ASSOCIATION, as a Lender

By:	/s/ Esha Shah
Name: Esha Shah
Title: Duly Authorized Signatory

[Signature Page to Credit Agreement]

GOLDMAN SACHS BANK USA, as a Lender

By:	/s/ Dan Starr
Name: Dan Starr
Title: Authorized Signatory

[Signature Page to Credit Agreement]

MORGAN STANLEY BANK, N.A., as a Lender

By:	/s/ Michael King
Name: Michael King
Title: Authorized Signatory

[Signature Page to Credit Agreement]

MUFG Bank, Ltd., as a Lender

By:	/s/ Noreen Lee
Name: Noreen Lee
Title: Director

[Signature Page to Credit Agreement]

THE BANK OF NOVA SCOTIA, as a Lender

By:	/s/ Yvonne Bai
Name: Yvonne Bai
Title: Director

[Signature Page to Credit Agreement]

SCOTIA FINANCING (USA) LLC, as a Lender

By:	/s/ Michelle Phillips
Name: Michelle Phillips
Title: President and CEO

[Signature Page to Credit Agreement]

U.S. BANK NATIONAL ASSOCIATION, as a Lender

By:	/s/ Christian Sumulong
Name: Christian Sumulong
Title: Vice President

[Signature Page to Credit Agreement]

BARCLAYS BANK PLC, as a Lender

By:	/s/ Adam E. Schroeder
Name: Adam E. Schroeder
Title: Vice President

[Signature Page to Credit Agreement]

BMO Bank, N.A., as a Lender

By:	/s/ Joan Murphy
Name: Joan Murphy
Title: Managing Director

[Signature Page to Credit Agreement]

INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED, NEW YORK BRANCH, as a Lender

By:	/s/ Yu Wang
Name: Yu Wang
Title: Director

By:	/s/ Yuanyuan Peng
Name: Yuanyuan Peng
Title: Executive Director

[Signature Page to Credit Agreement]

PNC BANK, NATIONAL ASSOCIATION, as a Lender

By:	/s/ James Phelan
Name: James Phelan
Title: Senior Vice President

[Signature Page to Credit Agreement]

THE HUNTINGTON NATIONAL BANK, as a Lender

By:	/s/ Michelle Frederick
Name: Michelle Frederick
Title: Vice President

[Signature Page to Credit Agreement]

THE NORTHERN TRUST COMPANY, as a Lender

By:	/s/ Lisa DeCristofaro
Name: Lisa DeCristofaro
Title: SVP

[Signature Page to Credit Agreement]